Exhibit 99.4

Annual meeting of common shareholders

Email:
proxyvote@tmx.com

Touch-tone telephone:
1-888-489-5760

Mail:
TSX Trust Company,
Proxy Department,
P.O. Box 721,
Agincourt, Ontario,
Canada M1S 0A1

Facsimile:
416-595-9593

Internet:
www.meeting-vote.com

If you are unable to attend the meeting

2 ALGONQUIN > LIBERTY

Notice of
annual meeting
of common
shareholders of
Algonquin Power
& Utilities Corp.

Business of the annual meeting
of common shareholders
At the meeting, shareholders of Algonquin Power & Utilities Corp. (the “Corporation”) will be asked to:

1.	Receive the financial statements of the Corporation as at and for the year ended December 31, 2024 and the report of the auditor on the statements;

2.	Re-appoint Ernst & Young LLP as the auditor of the Corporation for the ensuing year;

3.	Elect directors for the ensuing year;

4.
Consider and, if thought fit, pass a resolution (the full text of which is set out on page 17 of the accompanying Management Information Circular (the “Circular”)) approving the continuation, amendment, and restatement of the Corporation’s shareholder rights plan;

5.
Consider and, if thought fit, pass an advisory resolution (the full text of which is set out on page 18 of the Circular) approving the Corporation’s approach to executive compensation, as further described in the Circular; and

6.	Consider any other business that may be properly brought before the meeting or any adjournment or postponement thereof.

By order of the Board of Directors,

D. Randall Laney Chair of the Board of Directors April 24, 2025	When Tuesday, June 3, 2025 at 10:00 a.m. (Eastern Time)	Where Royal Bank Plaza, North Tower 200 Bay Street, Suite 1600 Toronto, Ontario, M5J 2T6

3

Table of contents

About the Meeting
Annual meeting of common shareholders	2
You may vote by proxy using one of the following methods	2
If you are unable to attend the meeting	2
Notice of annual meeting of common shareholders	3
Letter to shareholders	5
Caution concerning non-GAAP financial measures	6
Caution concerning forward-looking statements and forward-looking information	7
Solicitation of proxies	8
Voting information	9
You are asked to vote on the following matters	9
Delivery of Meeting Materials	10
Voting instructions	11
Non-Registered Shareholders	11
Registered Shareholders	12
Voting results	12
If you are unable to attend	12
Matters to be acted upon at the Meeting	13
1. Receipt of financial statements	13
2. Appointment of auditor	13
3. Election of directors	14
4. Continuation, amendment, and restatement of the shareholder rights plan	15
5. Advisory vote on executive compensation	18
Director nominees	19
Director equity ownership guideline	19
Majority voting for election of directors	20
Director skills matrix	21
Director nominee profiles	22
Meeting attendance	28
Corporate cease trade orders, bankruptcies, penalties, and sanctions	29
Corporate governance practices	30
Corporate governance highlights	30
Board of Directors	31

Committees of the board	38
New director orientation	40
Comparison of NYSE corporate governance rules	40
Continuing education for directors	43
Position descriptions	44
Corporate and board policies	46
Non-employee director compensation
Compensation decision-making process	49
Non-employee director retainers and fees	50
The DSU Plan	50
Non-employee director compensation table	51
Executive compensation
HRCC’s letter to Shareholders	52
Compensation highlights	55
Compensation discussion and analysis	56
Annual compensation decision-making process	56
Compensation Comparator Group	57
Risk management and compensation	59
Fees paid to compensation consultants	59
Named Executive Officer compensation	60
Executive transitions	60
Executive compensation philosophy	61
Compensation mix	62
Base salary	63
The short-term incentive plan	63
STIP payouts	64
2024 Corporate Scorecard results	65
The long-term incentive plan	67
The Option Plan	67
The Share Unit Plan	69
2022 PSU award performance results	70
2024 PSU grants	72
Bonus deferral program	73

The ESPP	74
The defined contribution pension plan	76
Supplemental executive retirement plan	76
Other executive benefits	77
Compensation clawback policy	77
Executive Equity Ownership Guideline	78
Cost of compensation	78
Equity compensation plan information	79
Performance graph	79
Executive compensation information	80
2024 executive performance highlights	80
Summary compensation table	82
Employment arrangements	90
Indebtedness of directors and others	92
Shareholder proposals	93
Additional information	93
Schedules
Schedule “A”: Mandate of the Board of Directors	94
Schedule “B”: Purpose and Key Features of the Shareholder Rights Plan	98
Schedule “C”: Rights Plan – Blackline	101
Schedule “D”: Description of the Share Unit Plan	140
Schedule “E”: Description of the DSU Plan	142
Schedule “F”: Description of the Option Plan	144
Schedule “G”: Reconciliation of Adjusted Net Earnings to Net Earnings	147
Schedule “H”: Reconciliation of Funds From Operations to Cash Provided by Operating Activities	148

4

Letter to shareholders April 24, 2025
Dear fellow shareholder,

As I reflect on my first year as Chair of the Board of Directors, I’d like to thank the Algonquin team for their meaningful contributions in our journey towards becoming a more focused regulated business. While there is still more work to be done, the successful sale of our non-regulated renewable energy business (excluding the hydro fleet), coupled with the sale of our 42.2% ownership stake in Atlantica Sustainable Infrastructure plc, marked significant milestones in positioning Algonquin Power & Utilities Corp. (“Algonquin” or the “Corporation”) to generate long-term value. Taken together with our other strategic initiatives—including efforts to optimize our core regulated business—the board and management team are confident that the right steps are being taken to move Algonquin forward towards ultimately delivering improved shareholder returns as execution compounds.

We are delighted to have welcomed Roderick (Rod) West to the Corporation in March as Chief Executive Officer and a member of the board. Rod joins us following a 25-year tenure at Entergy Corporation (“Entergy”), where he most recently served as Group President, Utility Operations since 2017 and was responsible for the operational and financial performance of Entergy’s five operating companies. We are confident his deep experience and track record of delivering outstanding customer service and creating value in the regulated utility industry will be an asset to our transformation for the benefit of all stakeholders, including unlocking value for our shareholders. On behalf of the board, I’d like to thank Chris Huskilson for stepping in as CEO and making substantial and concrete progress in executing the Corporation’s strategic plan—including leading the successful completion of the aforementioned milestones this past year. We are grateful for his leadership in moving the Corporation down the path towards a brighter future.

We remain committed to enhancing the board’s collective expertise to support the Corporation’s efforts to create long-term value for our stakeholders as a pure-play regulated utility. We are pleased to have added
Brett Carter, Christopher Lopez, and David Levenson to the board in 2024, each of whom bring unique utility and infrastructure experience to our board and have already made meaningful contributions to the advancement of our strategy and long-term goals. This year, in addition to Mr. West, we would also like to welcome Gavin Molinelli and DeAnn Walker as new director nominees who are standing for election by shareholders for the first time. Mr. Molinelli is a Senior Partner and Portfolio Manager at Starboard Value LP and has extensive public company board experience. Mr. Molinelli’s election to the board will be conditional on and effective upon receipt of approval by the Federal Energy Regulatory Commission. Ms. Walker is the former Chairman of the Public Utility Commission of Texas. Lastly, Melissa Stapleton Barnes decided to retire from the board after nine years of dedicated service. We thank Ms. Barnes for her important contributions, including in her role as Chair of the Human Resources and Compensation Committee.

I am pleased to invite you to participate in the annual meeting of common shareholders of the Corporation to be held on Tuesday, June 3, 2025.

The meeting will provide an opportunity to ask questions of the Corporation’s management and directors. Shareholders will also be voting on several matters. Please read the Notice of Meeting and Management Information Circular in advance, as they provide information on the meeting agenda and items of business, including the nominees for election to the board and several other topics pertinent to the discussion. You are encouraged to participate and to exercise your vote, either during the meeting or by completing and sending in your proxy or voting instruction form prior to the meeting.

For information concerning the Corporation’s consolidated financial and operational performance for the year ended December 31, 2024, consult our 2024 Annual Report, which can be found on our website (www.algonquinpower.com) or on SEDAR+ (www.sedarplus.ca).

The board and management team thank you for your continued support and engagement.

Yours sincerely,
D. Randall Laney Chair of the Board of Directors

5

Caution concerning non-GAAP financial measures

The financial statements of the Corporation, including the audited consolidated financial statements for the year ended December 31, 2024 which will be presented at the annual meeting of common shareholders on June 3, 2025, are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Certain financial terms used in this Circular do not have standardized meanings under U.S. GAAP. These non-GAAP measures include non-GAAP financial measures and non-GAAP ratios, each as defined in Canadian National Instrument 52-112-Non-GAAP and Other Financial Measures Disclosure. The Corporation’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.

The terms “Adjusted Net Earnings” and “Funds From Operations” are  non-GAAP financial measures that are used to assess the Corporation’s performance. Adjusted Net Earnings per share (“Adjusted Net EPS”) is a non-GAAP ratio and is calculated by dividing Adjusted Net Earnings by the weighted average number of common shares outstanding during the applicable period. Adjusted Net EPS and Funds From Operations are used to assess the Corporation’s performance under the Corporate Scorecard (see page 66). An explanation of these non-GAAP financial measures is set out below.

The composition of Adjusted Net Earnings has been changed compared to the Corporation’s 2024 Management Information Circular to include expenses related to corporate administrative expenses, which are now included within operating expenses. This change was made as these expenses are used by management to evaluate the operating performance of each of the Corporation’s business units. Comparative figures have been adjusted for this new composition.

Adjusted Net Earnings
and Adjusted Net EPS
Adjusted Net Earnings is a non-GAAP financial measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or certain litigation expenses that are viewed as not directly related to a company’s operating performance. The Corporation uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition and transition costs (including costs related to the 2023 strategic review of the Corporation’s renewable energy business), one-time costs of arranging tax equity financing, certain litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations, unrealized mark-to-market revaluation impacts, costs related to management succession and executive retirement, costs related to prior period adjustments due to changes in tax law, costs related to condemnation proceedings, changes in value of investments carried at fair value, gains and losses on disposition of assets, prior period adjustments included in the gain (loss) from equity method investments not operated by the Corporation, and other typically non-recurring or unusual items, as these are not reflective of the performance of the underlying business of the Corporation. The Corporation believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Net Earnings is not intended to be representative of net earnings or loss determined in  accordance with U.S. GAAP, and can be impacted positively or negatively by these items. Adjusted Net EPS is calculated by dividing Adjusted Net Earnings by the weighted average number of common shares outstanding during the applicable period. The Corporation’s former renewable energy group (excluding the hydro fleet) was classified as “discontinued  operations” in the Corporation’s management discussion and analysis for the three and twelve months ended December 31, 2024 (the “2024 Annual MD&A”), in compliance with GAAP and was therefore adjusted out of the calculation of Adjusted Net Earnings in the 2024 Annual MD&A. Conversely, as used herein, “Adjusted Net EPS” includes both continued and  discontinued operations of the Corporation. A reconciliation of Adjusted Net Earnings (as used herein for the purposes of calculating Adjusted Net EPS for Scorecard purposes) to net earnings is set out in Schedule “G”.

Funds From Operations

As used herein, Funds From Operations is calculated by adjusting cash provided by operating activities by adding net cash movements from regulatory assets and liabilities, contributions and distributions to non-controlling interests, and other non-cash operating items. A  reconciliation of Funds From Operations (as used herein for Scorecard  purposes) to cash provided by operating activities is set out in Schedule “H”.

6

Caution concerning forward-looking statements and forward-looking information

Certain statements included in this Circular constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations, and rules under such laws and ‘‘forward- looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “expects”, “targets”, “intends” (and grammatical variations of such terms), and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this Circular include, but are not limited to, statements regarding the Corporation’s intentions with respect to gender diversity on the board,  statements regarding the Corporation’s expectations regarding greenhouse gas reduction initiatives and targets, expectations regarding the implementation of the  Corporation’s integrated customer solution technology platform,  expectations regarding the Corporation’s executive compensation policies and practices, including the vehicle mix of the long-term incentive plan and the Corporation’s intentions with respect to any future grant of options under the Option Plan (as defined in this Circular). These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions, and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Corporation cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors and assumptions include those set out in the Corporation’s Annual Information Form for 2024 and 2024 Annual MD&A, each of which is available on SEDAR+ and EDGAR. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, the Corporation undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.

2025 MANAGEMENT INFORMATION CIRCULAR	7

Algonquin Power & Utilities Corp. Management Information Circular — Proxy Statement for the Annual Meeting of Common Shareholders to be held on Tuesday, June 3, 2025
Solicitation
of proxies

We are sending you this Circular to solicit proxies by and on behalf of management of the Corporation for use at the annual meeting of Shareholders on June 3, 2025 or any adjournment or postponement thereof (the “Meeting”). You are entitled to receive notice of and vote at the Meeting if you were a Shareholder of record as of the close of business on April 17, 2025. We encourage you to review this Circular and to exercise your right to vote.

You will also receive a proxy or voting instruction form in connection with the Meeting. The solicitation will be made primarily by mail, but proxies may also be solicited personally, in writing, or by telephone by employees or directors of Algonquin, or by Algonquin’s transfer agent, TSX Trust Company (“TSX Trust”). We have also retained the services of Morrow Sodali (Canada) Ltd. (“Sodali & Co”) to assist in soliciting proxies by mail and telephone for estimated aggregate fees of approximately $40,000.
Our contractual arrangements with Sodali & Co provide for additional fees to be payable in certain circumstances. All costs of solicitation will be borne by the Corporation.

“Algonquin”, the “Corporation”, “we”, and “our” means Algonquin Power & Utilities Corp. unless otherwise indicated. “Shareholder”, “you”, and “your” means a holder of common shares (“Common Shares”) of Algonquin.

In this Circular, unless otherwise indicated, all references to “$” are to Canadian dollars and all references to “US$” are to U.S. dollars. The  information in this Circular is presented as of April 17, 2025 unless  otherwise stated.

Approval of this Circular
The Board of Directors has approved this Circular.

D. Randall Laney Chair of the Board of Directors Algonquin Power & Utilities Corp. April 24, 2025

It is important to vote your shares
Please submit your vote before the date indicated on your voting instruction form or, if voting by proxy, by no later than 10:00 a.m. (Eastern Time) on Friday, May 30, 2025, or not less than 48 hours (excluding Saturdays,  Sundays, and holidays) before the time any adjourned meeting is reconvened or any postponed meeting is convened.

8

Voting information You are asked to vote on the following matters

The re-appointment of Ernst & Young LLP as the
auditor of the Corporation for the ensuing year;

The election of directors for the ensuing year;

The continuation, amendment, and restatement
of the Corporation’s shareholder rights plan;

An advisory resolution to approve the approach to
executive compensation disclosed in this Circular; and

Any other business that may be properly
brought before the Meeting or any adjournment
or postponement thereof.

A simple majority of the votes cast by proxy or at the Meeting will constitute approval of matters voted on at the Meeting.

On April 17, 2025, the record date established for the Meeting, there were 767,781,179 outstanding Common Shares eligible to vote. Each  outstanding Common Share is entitled to one vote on each item of business at the Meeting. All Shareholders as of the record date are entitled to vote at the Meeting, or any adjournment or postponement thereof, either at the Meeting or by proxy as described in this Circular.

To the knowledge of the directors and officers of the Corporation, as of the date of this Circular, no person or company beneficially owned, directly or indirectly, or controlled or directed 10% or more of the Common Shares.

2025 MANAGEMENT INFORMATION CIRCULAR	9

Delivery of Meeting Materials

Notice-and-access

As permitted by the Canadian Securities Administrators and pursuant to an exemption from the management proxy solicitation requirement received by the Corporation from the Director appointed under the Canada Business Corporations Act, the Corporation is using “notice-and- access” to deliver proxy-related materials (such as this Circular and the Corporation’s 2024 Annual Report, containing the Corporation’s audited consolidated financial statements and the auditor’s report thereon and the 2024 Annual MD&A (the “Annual Report” and, together with this Circular, the “Meeting Materials”)) to Shareholders. Rather than receiving a paper copy of the Meeting Materials in the mail, Shareholders of record as of the record date for the Meeting have access to them online. Shareholders will receive a notice package (the “Notice Package”) containing information about the matters to be addressed at the Meeting and the notice-and-access process, a form of proxy (if you are a registered Shareholder) or a voting instruction form (if you are a non-registered Shareholder), and instructions on how to vote your Common Shares. Where a Shareholder has previously consented to electronic delivery, the Notice Package will be sent to the Shareholder electronically.

The Notice Package will be mailed to Shareholders from whom consent to electronic delivery has not been obtained. Shareholders are reminded to review this Circular prior to voting.

The Corporation anticipates that notice-and-access will directly benefit the Corporation through a substantial reduction in both postage and printing costs and will also promote environmental responsibility by decreasing the large volume of paper documents generated by printing Meeting Materials. Shareholders with questions regarding notice-and-access can call TSX Trust, the Corporation’s transfer agent, toll-free at 1-888-433-6443.

Accessing the Meeting
Materials electronically

Electronic copies of the Meeting Materials are available online at www.meetingdocuments.com/tsxt/AQN, on SEDAR+ at www.sedarplus.ca, or on the EDGAR system (“EDGAR”) of the Securities and Exchange Commission (“SEC”) at www.sec.gov. All references to websites are for your information only. The information contained or linked through any website is not part of, and is not incorporated by reference into, this Circular.

How to request paper copies
of the Meeting Materials

Shareholders may obtain paper copies of the Meeting Materials free of charge by following the instructions provided in the Notice Package or by emailing TSX Trust, the Corporation’s transfer agent, at   tsxt-fulfilment@tmx.com. Shareholders may request paper copies of the Meeting Materials for up to one year from the date that this Circular was filed on SEDAR+. In order to receive paper copies of the Meeting Materials in advance of the deadline for submission of voting instructions and the date of the Meeting, your request must be received by TSX Trust, the Corporation’s transfer agent, by May 16, 2025.

Please note that if you request a paper copy of the Meeting Materials, you will not receive a new form of proxy or voting instruction form, and therefore you should retain the forms included in the Notice Package in order to vote.

10

Voting instructions
You can vote your Common Shares by proxy or in person at the Meeting.
Please follow the instructions in this section based on whether you are a registered or non-registered Shareholder. If you have questions or require assistance with voting your Common Shares, you may contact our proxy solicitation agent:

Sodali & Co North American Toll-Free Number: 1-888-777-1679 Collect Calls Outside North America: 1-289-695-3075 Email: assistance@investor.sodali.com

Non-Registered Shareholders

You are a non-registered Shareholder (“Non-Registered Holder”) if you hold Common Shares through an intermediary such as a securities broker, trustee, financial institution, or depository.

Non-Registered Holders should carefully follow the instructions of their intermediaries and their intermediaries’ service companies regarding the voting process.

The Corporation has distributed copies of the materials related to the Meeting to intermediaries for further distribution to Non-Registered  Holders. Intermediaries are required to forward the materials related to the Meeting to Non-Registered Holders and seek voting instructions from them unless a Non-Registered Holder has waived the right to receive the  materials related to the Meeting. Intermediaries often use service  companies to forward the materials related to the Meeting to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the materials related to the Meeting will:

•
be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the instructions on the form (which may, in some cases, permit the completion of the voting instruction form by internet or telephone); or

•
less typically, be given a proxy which has already been signed by the intermediary, restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder, but which has not otherwise been completed. The Non-Registered Holder who wishes to submit the proxy should properly complete and deposit it with the Corporation or TSX Trust, as described below. This proxy need not be signed by the Non-Registered Holder.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own.

The Chair of the Meeting reserves the right to accept late proxies and to waive the cut-off date with or without notice, but is under no obligation to accept or reject any late proxy.

Voting in person at the Meeting
We do not have unrestricted access to the names of our Non-Registered Holders. If you attend the Meeting, we may have no record of your shareholdings or entitlement to vote unless your intermediary has appointed you as a proxyholder.

Should a Non-Registered Holder who receives a proxy signed by the intermediary wish to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the Non-Registered Holder should:

•	Strike out the names of the persons named in the proxy and insert your name (or the name of such other person) in the blank space provided;

•	Leave the voting instructions section blank because you (or such other person) will be voting at the Meeting; and

•	When you arrive (or such other person arrives) at the Meeting, meet with a representative at the registration table.

A Non-Registered Holder who receives a voting instruction form should follow the instructions for voting in person that are provided on the voting instruction form.

Changing your vote
If you have already sent your completed voting instruction form to your intermediary and you change your mind about your voting instructions, or want to vote at the Meeting, contact your intermediary to find out whether this is possible and what procedure to follow.

2025 MANAGEMENT INFORMATION CIRCULAR	11

Registered Shareholders
You are a registered Shareholder if you have a share certificate for Common Shares and they are registered in your name or if you hold Common Shares through direct registration. If you are a registered Shareholder, you will receive a form of proxy in the Notice Package.

Voting by proxy
Voting by proxy means you are giving the person or persons named in your form of proxy the authority to attend the Meeting, or any adjournment or postponement, and vote your Common Shares for you. Please mark your vote, sign, date, and follow the return instructions provided in the form of proxy. By doing this, you are giving the directors or officers of Algonquin who are named in the form of proxy the authority to vote your Common Shares at the Meeting, or any adjournment or postponement thereof.

You can choose another person or company to be your proxyholder, including someone who is not a Shareholder. You can do so by inserting the name of the person or company in the blank space provided on the form of proxy. If you appoint someone else, he or she must be present at the Meeting to vote your Common Shares. The Chair of the Meeting reserves the right to accept late proxies and to waive the cut-off date with or without notice, but is under no obligation to accept or reject any late proxy.

Voting at the Meeting
You do not need to complete or return your form of proxy if you intend to vote at the Meeting. Simply attend the Meeting and present yourself to a representative at the registration table.

Changing your vote
A registered Shareholder who has submitted a proxy may revoke the proxy by delivering a signed instrument in writing, including another proxy bearing a later date, executed by the registered Shareholder or his or her attorney authorized in writing or, if the registered Shareholder is a corporation, by an officer or attorney thereof duly authorized, by depositing such instrument with TSX Trust before the deadline for filing proxies, or in any other manner permitted by law. The revocation of a proxy does not, however, affect any matter on which a vote has been taken prior to the revocation.
How your proxy will be voted
On the form of proxy, you can indicate how you want your proxyholder to vote your Common Shares, or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your Common Shares to be voted on a particular item, then your proxyholder must follow your instructions. If you have not specified on the form of proxy how you want your Common Shares to be voted on a particular item, then your proxyholder can vote your Common Shares as he or she sees fit.
Processing the votes
Proxies are counted by our transfer agent, TSX Trust. TSX Trust respects the confidentiality of individual Shareholder votes except if the Shareholder clearly intends to communicate his or her individual position to the board or management, or disclosure is necessary to comply with legal requirements.
Voting results
Following the Meeting, a report on the voting results will be filed with securities regulators on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

If you are unable to attend
If you are unable to attend the Meeting, your voting instructions must be received before the date indicated on your voting instruction form or, if voting by proxy, by no later than 10:00 a.m. (Eastern Time) on Friday, May 30, 2025, or not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time any adjourned meeting is reconvened or any postponed meeting is convened.

You may vote by proxy using one of the following methods:

12

Matters to be acted upon at the Meeting

1.	Receipt of financial statements
The Corporation’s audited consolidated financial statements for the year ended December 31, 2024 and the report of the auditor thereon will be placed before the Shareholders at the Meeting.

The audited consolidated financial statements of the Corporation for the year ended December 31, 2024 are included in the Annual Report. Electronic copies of the Annual Report are available at  www.meetingdocuments.com/tsxt/AQN, on Algonquin’s website at www.algonquinpower.com, on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov.

2.	Appointment of auditor
The Audit & Finance Committee of the board has reviewed the performance of Ernst & Young LLP, including its independence relating to the audit, and recommends the re-appointment of Ernst & Young LLP as the independent external auditor of the Corporation for the ensuing year. Ernst & Young LLP has been the auditor of the Corporation since 2013.

The aggregate fees billed by Ernst & Young LLP during the years ended December 31, 2024 and December 31, 2023 were as follows:

Services	2024 fees	2023 fees
Audit fees[1]	$5,497,325	$6,162,788
Audit-related fees[2]	$1,299,939	$1,015,723
Tax fees[3]	$1,025,486	$512,818
Other fees[4]	$51,000	$51,000
Total	$7,873,750	$7,742,329

1.	For professional services rendered for audit or review or services in connection with statutory or regulatory filings or engagements.
2.
For assurance and related services that are reasonably related to the performance of the audit or review of Algonquin’s financial statements and not reported under Audit fees, including audit procedures related to regulatory commission filings.

3.	For tax advisory, compliance, and planning services.
4.	For all other products and services provided by Algonquin’s external auditor.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Ernst & Young LLP as the auditor of the Corporation until the end of the next annual meeting of Shareholders or until a successor is appointed.

2025 MANAGEMENT INFORMATION CIRCULAR	13

3.	Election of directors

The Corporation’s Articles of Incorporation provide that the board is to consist of a minimum of three and a maximum of 20 directors. The number of directors to be elected at the Meeting is 11. The 11 individuals nominated for election as directors are listed in the “Director nominees” section beginning on page 19 of this Circular. Directors are elected annually for a term ending at the conclusion of the next annual meeting of Shareholders.

Management does not anticipate that any of the nominees will be unable to serve as a director. If that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion.

The Corporation has a by-law in place setting out advance notice  requirements for the nomination of directors (the “Advance Notice By-Law”). The purposes of the Advance Notice By-Law are to: (i) facilitate an orderly and efficient process for the nomination and election of directors by Shareholders; (ii) ensure that all Shareholders receive adequate notice of director nominations and sufficient information with respect to all  nominees; and (iii) allow Shareholders to make an informed vote on the election of directors after having been afforded reasonable time for  appropriate deliberation.

The Advance Notice By-Law fixes a deadline by which Shareholders must submit nominations for election of directors prior to any meeting of  Shareholders at which directors are to be elected and sets forth the  information that a Shareholder must include in the notice to the Corporation in order for a nominee to be eligible for election as a director. The deadline for the receipt of nominations for election of directors at the Meeting is April 24, 2025.
The Advance Notice By-Law prescribes the proper written form for a Shareholder’s notice as well as additional requirements in connection with nominations. A copy of the Advance Notice By-Law is available on the Corporation’s website at www.algonquinpower.com and on SEDAR+ at www.sedarplus.ca. No person nominated for election by a Shareholder will be eligible for election as a director unless nominated in accordance with the provisions of the Advance Notice By-Law. The board may, in its sole discretion, waive any requirements of the Advance Notice By-Law.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the election as directors the proposed nominees whose names are set out in the “Director nominees” section of this Circular starting on page 19. Mr. Molinelli’s election to the board of directors of the Corporation will be conditional on and effective upon receipt of approval by the Federal Energy Regulatory Commission.

14

4.	Continuation, amendment, and restatement of the shareholder rights plan
The Corporation adopted a shareholder rights plan (the “Rights Plan”) effective June 9, 2010. Since its initial adoption, the Rights Plan has been reconfirmed and approved in amended and restated form at annual meetings of Shareholders held on April 23, 2013, June 9, 2016, June 6, 2019 and June 2, 2022. At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass a resolution (the “Rights Plan Resolution”), the full text of which is set out on page 17 of this Circular, approving the continuation, amendment, and restatement of the Rights Plan. The Rights Plan must be approved by Shareholders at every third annual meeting of Shareholders. Accordingly, the Rights Plan, including the amendments described below, will be presented at the Meeting for reconfirmation and approval as it was last approved by Shareholders in 2022. If not approved, the Rights Plan will expire and cease to have effect at the termination of the Meeting. If it is approved at the Meeting, the Rights Plan will be effective and will next require reconfirmation by Shareholders at the 2028 annual meeting of Shareholders.

Purpose of the Rights Plan
A rights plan is a common mechanism used by issuers to discourage the making of certain take-over bids (e.g., those structured in such a way as to be coercive or discriminatory in effect) by creating the potential for significant dilution to offerors who become the beneficial owner of 20% or more of the outstanding shares of the issuer in certain circumstances. The objectives of the Rights Plan are to provide adequate time for the board and Shareholders to assess an unsolicited take-over bid, to provide the board with sufficient time to explore and, if appropriate, develop alternatives for maximizing Shareholder value, to discourage potential acquirors from accumulating control blocks of Common Shares by means other than by way of offers made to all Shareholders, to encourage prospective acquirors to negotiate with the board rather than attempt an unsolicited hostile take-over bid or a creeping bid or accumulation of control (including negative control), and to provide Shareholders with an equal opportunity to participate in a take-over bid.
The Rights Plan limits acquisitions by a Shareholder or a group acting jointly or in concert that would result in the ownership or control of 20% or more of the issued and outstanding Common Shares through means that are exempt from the formal takeover bid rules and to provide Shareholders with an opportunity to participate in a take-over bid and receive full and fair value for their Common Shares. To accomplish this, the Rights Plan provides for the issuance to all Shareholders of contingent rights to acquire additional Common Shares at a significant discount to the then-prevailing market prices, which could, in certain circumstances, become exercisable by all Shareholders other than the offeror and its joint actors. An offeror can avoid this dilution by making a “Permitted Bid” (as defined in the Rights Plan), which generally requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the board. If a take-over bid fails to meet these minimum standards and the Rights Plan is not waived by the board, the Rights Plan provides that holders of Common Shares, other than the acquiror and its joint actors, will be able to purchase additional Common Shares at a significant discount to market, thus exposing the person acquiring securities to substantial dilution of its holdings.

In proposing approval of the continuation of the Rights Plan, the board considered the existing legislative framework governing take-over bids in Canada (the “TOB Regime”), including significant amendments made in 2016. As the legislative amendments made in 2016 do not apply to exempt take-over bids, there continues to be a role for rights plans in preventing the unequal treatment of shareholders. Some remaining areas of concern include:

•
protecting against “creeping bids”, which is the accumulation of more than 20% of the Common Shares through purchases exempt from the TOB Regime, such as: (i) purchases from five or fewer Shareholders under private agreements at a premium to the market price not available to all Shareholders; (ii) acquiring up to 5% of the Common Shares during the course of a take-over bid; (iii) acquiring control or effective control of not more than 5% of the Common Shares during any 12-month period through the accumulation of Common Shares over a stock exchange or other published market without paying a control premium; or (iv) through other transactions outside of Canada not subject to the TOB Regime, including the requirement that the bid be made to all Shareholders; and

2025 MANAGEMENT INFORMATION CIRCULAR	15

•
the use of so-called “hard” lock-up agreements by bidders whereby existing Shareholders commit to tender their Common Shares to a bidder’s take-over bid in lock-up agreements that are either irrevocable or revocable but subject to preclusive termination conditions. Such agreements could have the effect of deterring other potential bidders from bringing forward competing bids, particularly where the number of locked-up Common Shares would make it difficult or unlikely for a competing bidder’s bid to achieve the 50% minimum tender requirement imposed by the TOB Regime.

By applying to all acquisitions of greater than 20% of Common Shares, except in limited circumstances including “Permitted Bids”, the Rights Plan is designed to ensure that all Shareholders receive equal treatment. In addition, the Rights Plan is designed to prevent lock-up agreements that are not in the best interest of the Corporation or its Shareholders and to encourage bidders to structure lock-up agreements so as to provide the locked-up Shareholders with reasonable flexibility to terminate such agreements in order to deposit their Common Shares to a higher value bid or support another transaction offering greater value.

Approval of the Rights Plan is not being proposed in response to, or in anticipation of, any pending or threatened take-over bid, nor to deter take-over bids generally. As of the date of this Circular, the Corporation is not aware of any third party preparing any proposal to acquire control of the Corporation.

Rights plans have been adopted and reconfirmed by a large number of publicly held corporations in Canada. The Corporation has reviewed the Rights Plan for conformity with current practices of Canadian issuers with respect to shareholder rights plan design and has confirmed that the terms of the Rights Plan are substantially similar to those plans.

The Rights Plan does not preclude any Shareholder from using the proxy mechanism of the Canada Business Corporations Act, the Corporation’s governing statute, to promote a change in the Corporation’s management or in the board, and it has no effect on the rights of Shareholders to  requisition a meeting of Shareholders in accordance with the provisions of applicable legislation.
The Rights Plan is not expected to interfere with the Corporation’s day-to-day operations. The issuance of Rights under the Rights Plan has not altered, and the issuance of additional Rights in the future is not expected to in any way alter, the financial condition of the Corporation, impede its business plans or alter its financial statements. In addition, the Rights Plan is initially not dilutive. However, if a Flip-in Event (as defined in the Rights Plan) occurs and the Rights separate from the Common Shares as described in Schedule “B” of this Circular, reported net earnings per share, or Adjusted Net EPS1, on a fully-diluted or non-diluted basis, among other metrics, may be affected. In addition, holders of Rights not exercising their Rights after a Flip-in Event may suffer substantial dilution.

The Rights Plan that Shareholders will be asked to consider and approve at the Meeting is the same in all material respects as the Rights Plan approved at the annual meeting of Shareholders held on June 2, 2022. A summary of the key features of the Rights Plan is attached as Schedule “B” hereto and a blackline copy of the Rights Plan is attached as Schedule “C” hereto  showing proposed amendments of a non-substantive, technical, and  administrative nature, including to update for the passage of time, conform to current market practice, and permit the issuance and registration of  rights under Rights Plan in book entry form. The complete text of the existing Rights Plan is available on the Corporation’s website at www.algonquinpower.com. Copies of both the current Rights Plan and the proposed amended and restated Rights Plan are also available to any Shareholder upon request to the Vice President, Investor Relations of the Corporation. Shareholders wishing to receive a copy of the Rights Plan should contact the Vice President, Investor Relations by telephone at (905) 465-4500. If approved, the complete text of the amended and restated Rights Plan will be filed on SEDAR+ at www.sedarplus.ca after the Meeting.

The Rights Plan is described in more detail, as proposed to be amended, in Schedule “B” — Purpose and Key Features of the Shareholder Rights Plan. A blacklined version of the Rights Plan showing all proposed amendments is attached as Schedule “C”.

1.	For additional information on this non-GAAP measure, please see “Caution concerning non-GAAP financial measures” on page 6.

16

Recommendation of the Board of Directors
As a result of the foregoing considerations, the board has determined that it is advisable and in the best interests of the Corporation to reconfirm the Rights Plan substantially in the form and on the terms of the Amended and Restated Rights Plan Agreement set forth in Schedule “C”, subject to approval of such reconfirmation and amendment and restatement of the Rights Plan by Shareholders at the Meeting. Accordingly, the board  recommends a vote FOR the continuation of the Rights Plan, pursuant to an amendment and restatement thereof. The board reserves the right to alter any terms of, or not proceed with, the Rights Plan at any time prior to the Meeting if the board determines that it would be in the best interests of the Corporation and its Shareholders to do so, in light of any developments subsequent to the date of this Circular.

It is not the intention of the board, in recommending the continuation and approval by Shareholders of the Rights Plan, to either secure the  continuance of the directors or management of the Corporation or to preclude an acquisition of control of the Corporation in a transaction that is fair and in the best interests of the Corporation. The rights of Shareholders under existing law to seek a change in management of the Corporation or to influence or promote action of management in a particular manner will not be affected by the Rights Plan. The Rights Plan provides that Shareholders may tender to take-over bids that meet the “Permitted Bid” criteria. Furthermore, even in the context of a take-over bid that does not meet the “Permitted Bid” criteria, the board is always bound to consider any take-over bid for the Corporation and consider whether or not it should waive the application of the Rights Plan in respect of such bid. In discharging such responsibility, the board will be obliged to act honestly and in good faith with a view to the best interests of the Corporation, and the continuation and approval of the Rights Plan does not affect the duty of the board to comply with these obligations.

Required Approval

The amended and restated Rights Plan has been conditionally approved by the TSX, subject to Shareholder approval as discussed below. To be effective, the Rights Plan Resolution must be approved by: (i) a simple majority of 50% plus one vote of the votes cast by Shareholders, whether in person or by proxy, in respect of the Rights Plan Resolution at the Meeting; and (ii) a simple majority of 50% plus one vote of the votes cast by the Independent Shareholders (as defined in the Rights Plan), whether in person or by proxy, in respect of the Rights Plan Resolution at the Meeting. If the Rights Plan Resolution is passed at the Meeting, then the amended and restated Rights Plan will become effective as of the date the Rights Plan Resolution is passed. As of the record date for the Meeting, based on publicly available information, to the knowledge of the Corporation there are no Shareholders that are not Independent Shareholders within the meaning of the Rights Plan. If the Rights Plan Resolution is not passed at the Meeting, the amended and restated Rights Plan will not become effective and the current Rights Plan will terminate at the termination of the Meeting.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the Rights Plan Resolution.

Rights Plan Resolution
At the Meeting, Shareholders will have the opportunity to vote on the Rights Plan Resolution, as follows:
RESOLVED that:

1.
the shareholder rights plan (“Rights Plan”) of Algonquin Power & Utilities Corp. (the “Corporation”), including the amendments thereto, substantially in the form set out in Schedule “C” of the Corporation’s Management Information Circular dated April 24, 2025, be confirmed and approved, and the Amended and Restated Shareholder Rights Plan Agreement to be dated as of the date hereof between the Corporation and TSX Trust Company, which amends and restates the Amended and Restated Shareholder Rights Plan Agreement dated June 2, 2022 and continues the rights issued thereunder, be and is hereby ratified, confirmed, and approved; and

2.
any director or officer of the Corporation is authorized and directed for and on behalf of the Corporation to enter into, execute, and deliver all such instruments, agreements, and documents, including all notices, consents, applications, acknowledgements, certificates, and other instruments (herein the “Instruments”) and do, or cause to be done, all such other acts and things (herein “Acts”) as may be necessary or desirable for the purpose of giving effect to the foregoing resolutions or to comply with any Instrument or Act, and such Instruments and Acts authorized and approved by these resolutions shall constitute valid and binding obligations of the Corporation, and the performance by the Corporation under such Instruments and pursuant to such Acts is hereby authorized.

2025 MANAGEMENT INFORMATION CIRCULAR	17

5.	Advisory vote on executive compensation

The board has adopted a policy to provide Shareholders with an annual advisory vote on executive compensation based on the model “Say on Pay” policy for boards of directors published by the Canadian Coalition for Good Governance. Shareholders voted 88.6% in favour of the board’s approach to executive compensation at the 2024 annual meeting of Shareholders.

The board believes that Shareholders should have the opportunity to fully understand the objectives, philosophy, and principles the board has used in its approach to executive compensation decisions and to have an advisory vote on the board’s approach to executive compensation.

Shareholders should review the “HRCC’s Letter to Shareholders” beginning on page 52, the “Corporate governance practices” section beginning on page 30, and the “Compensation governance” section beginning on page 36 of this Circular before voting on this matter. The “Compensation discussion and analysis” section beginning on page 56 discusses the board’s compensation philosophy and approach to executive compensation, the compensation of our named executive officers (“Named Executive Officers” or “NEOs”, as defined under the heading “Named Executive Officer compensation” on page 60), and how their compensation is determined. This disclosure has been approved by the board on the recommendation of the board’s Human Resources and Compensation Committee (“HRCC”).

We encourage any Shareholder who has comments on the board’s approach to executive compensation to forward these comments to the Chair of the HRCC at Algonquin Power & Utilities Corp., 354 Davis Road, Suite 100, Oakville, Ontario, Canada L6J 2X1, Attention: Corporate Secretary, or by email to corporatesecretary@apucorp.com.

At the Meeting, Shareholders will have the opportunity to vote on the board’s approach to executive compensation through consideration of the following advisory resolution:

“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders of Algonquin Power & Utilities Corp. (the “Corporation”) accept the approach to executive compensation disclosed in the Management Information Circular of the Corporation delivered in advance of the June 3, 2025 annual meeting of the shareholders of the Corporation.”

As this is an advisory vote, the results will not be binding on the board. However, the board will take into account the results of the vote, together with feedback received from Shareholders, in considering its approach to executive compensation in the future.

In the absence of a contrary instruction, the persons designated in the form of proxy intend to vote FOR the advisory resolution on executive compensation.

18

Director nominees
The following pages set forth the name and background information of the 11 persons proposed for nomination for election as directors, including the name and jurisdiction of residence of such person, the person’s principal occupation or employment for the past five years, a summary of his or her experience, the year such person was first elected as a director, the director’s attendance at meetings of the board and its committees in 2024, other public company directorships held during the last five years, and the number and value of Common Shares and DSUs beneficially owned, directly or indirectly, or over which control or direction is exercised, by such person. The aggregate number of Common Shares held by the director nominees as of April 17, 2025 is 332,395, which represents approximately 0.04% of the issued and outstanding Common Shares as of such date.

Director equity
ownership guideline

Non-employee directors are subject to the Non-Employee Director Equity Ownership Guideline. This guideline requires each non-employee director to hold an equity interest in the Corporation worth four times the annual director retainer or annual board chair retainer, as applicable, by the later of: (i) the fifth anniversary of his or her appointment or election to the board; or (ii) the third anniversary of the most recent increase in the annual director retainer or board chair retainer, as applicable. Notwithstanding the preceding sentence, if a non-employee director’s equity ownership falls below the guideline amount due to a decline in the market price of the Common Shares, such director will have three years to restore compliance. During such three-year period, such director’s equity holdings will be valued at the higher of acquisition cost or market value. If a non-employee director does not comply with the guideline by the applicable deadline, such director must use up to one-third of the cash portion of the annual retainer to purchase additional Common Shares. In addition, the HRCC may require such director to elect to receive up to one-third of the annual retainer otherwise payable in cash in the form of DSUs.

Compliance with the Non-Employee Director Equity Ownership Guideline is measured as of the first trading day of the year (i.e., January 2, 2025). Based on the values of the annual director retainer and board chair retainer in effect on that date, the equity ownership requirement applicable to the Board Chair is US$1,320,000 (or $1,903,176) and to each other non-employee director is US$960,000 (or $1,384,128).
For non-employee directors, Common Shares and DSUs are considered equity holdings for the purposes of determining compliance with the Non-Employee Director Equity Ownership Guideline. The numbers of Common Shares and DSUs shown in the director nominee profiles beginning on page 22 are as of January 2, 2025 and, in accordance with the Non-Employee Director Equity Ownership Guideline, are valued using the volume- weighted average price of the Common Shares on the TSX for the 20 trading days prior to that date, which was $6.4855. The equity ownership requirements outlined above and shown in the director nominee profiles have been converted to Canadian dollars using a rate of $1.4418/US$1.00 as of January 2, 2025.

The equity ownership target for Mr. West, who is also a member of management and therefore subject to the Executive Equity Ownership Guideline, is seven times his base salary, or $8,750,000. Mr. West has until March 7, 2030, the fifth anniversary of his appointment as CEO, to achieve the level of equity ownership required under the Executive Equity Ownership Guideline. See “Executive Equity Ownership Guideline” starting on page 78.

2025 MANAGEMENT INFORMATION CIRCULAR	19

Majority voting for
election of directors

In 2022, the Canada Business Corporations Act was amended to codify a majority voting standard for the election of directors of corporations governed by that statute, such as Algonquin (the “CBCA Majority Voting Requirements”). These amendments allow shareholders of applicable corporations to vote “for” or “against” each director nominee in an election where the number of nominees is equal to the number of directors to be elected (referred to as an “uncontested election”). Prior to the amendments, shareholders could only cast their votes “for” a director nominee or “withhold” them from a director nominee, which meant that a nominee could have been elected as a director with less than a majority of votes cast in his or her favour. To address this issue, prior to the amendments coming into force, the Corporation had a majority voting policy which required a director to offer to resign if he or she received more “withhold” votes than votes in favour in an uncontested election.

The CBCA Majority Voting Requirements require that in an uncontested election of directors, in order for a nominee to be elected as a director, they must receive more votes in favour of their election than against. If a nominee fails to receive a majority of votes in favour of their election, they will not be elected, though they may continue to serve up to 90 days after the Meeting. During the period in which the majority voting policy was in place and since the 2022 amendments to the Canada Business  Corporations Act, all director nominees received a majority “for” vote at meetings of Shareholders.
As of the date of this Circular, the board and management believe that the election of directors at the Meeting will be an uncontested election. In that case, each director nominee will only be elected to the board if he or she receives more “for” votes than “against” votes at the Meeting.

The Corporation will issue a news release after the Meeting disclosing the detailed voting results for each director nominee.

20

Director
skills matrix

The Corporate Governance Committee has developed the director skills matrix set out below. The skills matrix is reviewed annually by the Corporate Governance Committee to reflect the expertise, experience, and competencies that it believes are necessary for the board as a whole to possess as the Corporation’s needs evolve. The chart below shows the areas of expertise, experience, and competency that the nominees have indicated they bring to the board.

2025 MANAGEMENT INFORMATION CIRCULAR	21

Director nominee profiles

Brett C. Carter

Brett Carter formerly served as the Executive Vice President and Group President, Utilities and Chief Customer Officer of Xcel Energy Inc. (“Xcel”), a major U.S. electric and natural gas delivery company, from March 2022 to October 2023. He served as Xcel’s Executive Vice President and Chief Customer and Innovation Officer from May 2018 to March 2022. Prior to that, Mr. Carter served as Senior Vice President and Shared Services Executive, Global Technology and Operations, at Bank of America Corporation (“BAC”), a global financial services firm, from October 2015 to May 2018, and as Senior Vice President and Chief Operating Officer, Global Technology and Operations, at BAC from March 2015 to October 2015. Before joining BAC, Mr. Carter held several leadership roles at Duke Energy Corporation (“Duke”) from 2005 to 2015, including as Senior Vice President and Chief Distribution Officer, Duke Energy Operations, from 2013 to March 2015. Prior to that, he served as President, Duke Energy Carolinas, as Senior Vice President, Customer Origination and Customer Service, and Vice President, Residential and Small Business Customers at Duke.

• • • •	Edina, Minnesota, United States Age 58 Director since 2024 Independent

Mr. Carter holds a Bachelor of Science in accounting from Clarion University of Pennsylvania and a Master of Business Administration with a concentration in marketing from the University of Pittsburgh. He has also completed the Advanced Management Program at Harvard Business School.

1.  Mr. Carter was appointed to the board on April 18, 2024.
2.  Mr. Carter became a member of the Corporate Governance Committee on April 18, 2024.
3.  Mr. Carter became a member of the HRCC on April 18, 2024.

Key skills and experience
• • • • •	Legal/regulatory Stakeholder engagement Operations Strategy Human resources/ diversity, equity, and inclusion	• •	Accounting/ financial reporting Cyber/physical security

Board and committee meeting attendance:
15 of 15 meetings		100%
Board		7 of 7[1]
Corporate Governance Committee		3 of 3[2]
HRCC		5 of 5[3]

Voting results for 2024:
For		99.19%
Against		0.81%
Other public company directorships:
Graco Inc.		2021 to present
Common Shares and share equivalents:
Common Shares	2,071	Value	$13,431.47
DSUs	14,295	Value	$92,710.22
		Total Value	$106,141.69
Equity ownership requirement:	8%
Required value	$1,384,128
Status	Target to be met by April 18, 2029

22

Amee Chande

Amee Chande is a corporate director and strategy consultant. Ms. Chande is a senior advisor to leading companies in the mobility sector such as ChargePoint and Skyways. From December 2018 to October 2019, Ms. Chande was Chief Commercial Officer for Waymo, Google’s self-driving car project, where she was responsible for defining the overall strategy and laying the foundation for a strong commercial business. From 2015 to 2018, she was a Managing Director at Alibaba Group where she was the first senior executive hired to lead globalization. Ms. Chande has also held divisional Managing Director and Chief Executive Officer roles at global retailers including Tesco, Staples, and Wal-Mart, in both Europe and the United States. She began her career as a strategy consultant with McKinsey & Company. Ms. Chande is an adjunct professor at the University of British Columbia and is an active volunteer with the World Association of Girl Guides and Girl Scouts.

• • • •	West Vancouver, British Columbia, Canada Age 51 Director since 2022 Independent

Ms. Chande holds a Bachelor of Business Administration from Simon Fraser University, a Master of Science from the London School of Economics, and a Master of Business Administration from Harvard Business School.

1.  Ms. Chande ceased to be a member of the Audit & Finance Committee on June 4, 2024.
2.  Ms. Chande ceased to be a member of the Corporate Governance Committee on June 4, 2024.
3.  Ms. Chande became a member of the Risk Committee on June 4, 2024.
4.  Ms. Chande became a member of the HRCC on June 4, 2024.

Key skills and experience
• • •	Stakeholder engagement Strategy Human resources/ diversity, equity, and inclusion	• • • •	Accounting/ financial reporting Capital markets and transactions Risk management Cyber/physical security

Board and committee meeting attendance:
22 of 22 meetings		100%
Board		9 of 9
Audit & Finance Committee		5 of 5[1]
Corporate Governance Committee		2 of 2[2]
Risk Committee		2 of 2[3]
HRCC		4 of 4[4]

Voting results for 2024:
For		98.39%
Against		1.61%
Other public company directorships:
Fortune Brands Innovations, Inc.		2023 to present
Air Canada		2020 to present
Signature Aviation plc		2018 to 2021
Common Shares and share equivalents:
Common Shares	25,700	Value	$166,677.35
DSUs	52,095	Value	$337,862.12
		Total Value	$504,539.47
Equity ownership requirement:	36%
Required value	$1,384,128
Status	Target to be met by June 2, 2027

Daniel S. Goldberg
Daniel Goldberg has been the President and Chief Executive Officer of Telesat Corporation (“Telesat”) since 2006. Prior to joining Telesat, Mr. Goldberg served as Chief Executive Officer of SES New Skies, a position he held following the purchase of New Skies by SES. During that time, Mr. Goldberg also served as a member of the SES Executive Committee. Prior to becoming Chief Executive Officer, he served as Chief Operating Officer of New Skies and prior to that as New Skies’ General Counsel. Before joining New Skies, Mr. Goldberg served as Associate General Counsel and Vice President of Government and Regulatory Affairs at PanAmSat. He began his career as an associate at Covington & Burling and then Goldberg, Godles, Wiener & Wright, law firms in Washington D.C.

• • • •	Ottawa, Ontario, Canada Age 59 Director since 2022 Independent

Mr. Goldberg obtained a Bachelor of Arts in History from the University of Virginia and a Juris Doctor from Harvard Law School.

1. Mr. Goldberg ceased to be a member of the HRCC on June 4, 2024. 2. Mr. Goldberg became a member of the Risk Committee on June 4, 2024.

Key skills and experience
• • • • •	Legal/regulatory Stakeholder engagement Operations Strategy Human resources/ diversity, equity, and inclusion	• • • •	Accounting/ financial reporting Capital markets and transactions Risk management Sustainability

Board and committee meeting attendance:
18 of 18 meetings		100%
Board		9 of 9
Corporate Governance Committee		4 of 4
HRCC		3 of 3[1]
Risk Committee		2 of 2[2]

Voting results for 2024:
For		98.35%
Against		1.65%
Other public company directorships:
Telesat Corporation		2021 to present
Common Shares and share equivalents:
Common Shares	40,500	Value	$262,662.75
DSUs	59,047	Value	$382,949.32
		Total Value	$645,612.07
Equity ownership requirement:	47%
Required value	$1,384,128
Status	Target to be met by March 28, 2027

2025 MANAGEMENT INFORMATION CIRCULAR	23

Christopher G. Huskilson
Chris Huskilson was the Chief Executive Officer of the Corporation from May 10, 2024 until March 7, 2025, prior to which he served as Interim Chief Executive Officer of the Corporation from August 10, 2023 until May 10, 2024. He is President and CEO of 5-H Holdings Inc. He was formerly the CEO of Emera Inc., a geographically diverse energy and service company based in Halifax, Nova Scotia that grew from $3 billion in assets to $30 billion during his term as CEO. Mr. Huskilson has also served as a director of public and private companies in Canada and internationally, as well as community-based not-for-profit organizations.
Since leaving Emera in 2018, Mr. Huskilson has been active in the Atlantic Canadian start-up ecosystem. He is a founding partner and active mentor in Creative Destruction Lab (CDL - Atlantic) which is an objectives-based program for massively scalable, seed-stage science and technology-based companies. He is also a founding member of Canada’s Ocean Supercluster and is a founding director at Endeavor Canada, a mentor and investor in start-up companies. Mr. Huskilson is a life member of the Association of Professional Engineers of Nova Scotia and is a past Chair of the Canadian Electricity Association, the Greater Halifax Partnership, and the Energy Council of Canada.

• • • •	Wellington, Nova Scotia, Canada Age 67 Director since 2020 Non-Independent

Mr. Huskilson is a member of the Nova Scotia Business Hall of Fame, a recipient of the Energy Person of the Year, a recipient of the Catalyst Canada Award for advancement of women in the workplace, and a recipient of the F.H. Sexton Gold Medal for Engineering.

Mr. Huskilson holds a Bachelor of Science in Engineering, a Master of Science in Engineering, and a Doctor of Science, Honoris Causa from the University of New Brunswick.

1.	As of January 2, 2025, Mr. Huskilson also held 1,013,677 RSUs with a value of $6,574,200. His aggregate equity ownership as of that date was $7,673,336.60.
Key skills and experience
• • • • •	Legal/regulatory Stakeholder engagement Operations Strategy Human resources/ diversity, equity, and inclusion	• • • • •	Accounting/ financial reporting Capital markets and transactions Risk management Sustainability Cyber/physical security

Board and committee meeting attendance:
9 of 9 meetings		100%
Board		9 of 9

Voting results for 2024:
For		99.19%
Against		0.81%
Other public company directorships:
Tampa Electric Company		2016 to 2019
Common Shares and share equivalents:
Common Shares	129,145	Value	$837,569.90
DSUs	40,331	Value	$261,566.70
		Total Value	$1,099,136.60[1]
Equity ownership requirement:	79%
Required value	$1,384,128
Status	Target to be met by January 1, 2027

D. Randall Laney

D. Randy Laney was Chairman of the board of directors of the Empire District Electric Company from 2009 to 2017. He joined the Empire board in 2003 and served as the Non-Executive Vice Chairman from 2008 to 2009 and Non-Executive Chairman from April 23, 2009 until Algonquin’s acquisition of Empire on January 1, 2017.

Mr. Laney, semi-retired since 2008, held numerous senior-level positions with both public and private companies during his career, including 23 years with Wal-Mart Stores, Inc. in various executive positions including Vice President of Finance, Benefits and Risk Management and Vice President of Finance and Treasurer. In addition, Mr. Laney has provided strategic advisory services to both private and public companies and served on numerous profit and not-for-profit boards. Mr. Laney brings significant management and capital markets experience, and strategic and operational understanding to the board.

• • • •	Farmington, Arkansas, United States Age 70 Director since 2017 Independent

Mr. Laney holds a Bachelor of Science and a Juris Doctor from the University of Arkansas.

1.	Mr. Laney ceased to be a member of the Corporate Governance Committee on June 4, 2024.
2.	Mr. Laney ceased to be a member of the HRCC on June 4, 2024.
Key skills and experience
• • • •	Legal/regulatory Stakeholder engagement Strategy Human resources/ diversity, equity, and inclusion	• • • •	Accounting/ financial reporting Capital markets and transactions Risk management Sustainability

Board and committee meeting attendance:
14 of 14 meetings			100%
Board			9 of 9
Corporate Governance Committee			2 of 2[1]
HRCC			3 of 3[2]

Voting results for 2024:
For			97.70%
Against			2.30%
Other public company directorships:			None
Common Shares and share equivalents:
Common Shares	16,000	Value	$103,768
DSUs	102,720	Value	$666,190.56
		Total Value	$769,958.56
Equity ownership requirement:	40%
Required value	$1,903,176
Status	Target to be met by January 1, 2028

24

David Levenson
David Levenson is co-founder of Genesis Financial, a private investment firm. Previously, he was the global head of Brookfield Special Investments and Managing Partner at Brookfield Asset Management until March 2023. He joined Brookfield in 2004 and was Chief Investment Officer of its infrastructure business as well as head of its U.S. private equity activities before starting and leading Brookfield Special Investments.
Mr. Levenson holds a Bachelor of Commerce from McGill University and a Master of Business Administration from Harvard Business School and is a Chartered Financial Analyst.

• • • •	Toronto, Ontario, Canada Age 50 Director since 2024 Independent
1.	Mr. Levenson became a member of the Audit & Finance Committee on February 1, 2024.
2.	Mr. Levenson became a member of the Risk Committee on February 1, 2024 and ceased to be a member of the Risk Committee on June 4, 2024.
3.	Mr. Levenson became a member of the Corporate Governance Committee on June 4, 2024.
Key skills and experience
• • • •	Legal/regulatory Stakeholder engagement Strategy Human resources/ diversity, equity, and inclusion	• • •	Accounting/ financial reporting Capital markets and transactions Risk management

Board and committee meeting attendance:
22 of 22 meetings			100%
Board			9 of 9
Audit & Finance Committee			9 of 9[1]
Risk Committee			2 of 2[2]
Corporate Governance Committee			2 of 2[3]

Voting results for 2024:
For			99.19%
Against			0.81%
Other public company directorships:
Chorus Aviation Inc.			2022 to 2024
Common Shares and share equivalents:
Common Shares	62,000	Value	$402,101
DSUs	20,213	Value	$131,091.41
		Total Value	$533,192.41
Equity ownership requirement:	39%
Required value	$1,384,128
Status	Target to be met by February 1, 2029

Christopher F. Lopez
Christopher Lopez served as Executive Vice President, Chief Financial and Regulatory Officer at Hydro One Limited (“Hydro One”), an electricity transmission and distribution company, from April 2023 until June 2024. Mr. Lopez joined Hydro One in 2016 and served as its Chief Financial Officer from May 2019 to April 2023, Acting Chief Financial Officer from September 2018 to May 2019, and Senior Vice President, Finance, from 2016 to 2018. Prior to that, Mr. Lopez served as Vice President, Corporate Planning and Mergers & Acquisitions at TransAlta Corporation (“TransAlta”), a clean energy solutions company, from 2011 to 2015, as Director of Operations Finance at TransAlta from 2007 to 2011, and in various senior financial roles with TransAlta from 1999 to 2007. At the start of his career, he worked as a financial accountant following the completion of the Graduate Leadership Development Program with Rio Tinto Group.

• • • •	Calgary, Alberta, Canada Age 51 Director since 2024 Independent

Mr. Lopez holds a Bachelor of Business degree from Edith Cowan University in Australia and is a Chartered Accountant. He is a Graduate member of the Australian Institute of Company Directors and has completed the CFO Leadership Program at Harvard Business School.

1.	Mr. Lopez was appointed to the board on June 4, 2024.
2.	Mr. Lopez became a member of the Audit & Finance Committee on June 4, 2024.
3.	Mr. Lopez became a member of the Risk Committee on June 4, 2024.
Key skills and experience
• • • • •	Legal/regulatory Stakeholder engagement Operations Strategy Human resources/ diversity, equity, and inclusion	• • • • •	Accounting/ financial reporting Capital markets and transactions Risk management Sustainability Cyber/physical security

Board and committee meeting attendance:
11 of 11 meetings			100%
Board			4 of 4[1]
Audit & Finance Committee			5 of 5[2]
Risk Committee			2 of 2[3]

Voting results for 2024:
For			99.20%
Against			0.80%
Other public company directorships:
Stantec Inc.			January 2025 to Present
Common Shares and share equivalents:
Common Shares	2,850	Value	$18,483.68
DSUs	24,952	Value	$161,826.20
		Total Value	$180,309.87
Equity ownership requirement:	13%
Required value	$1,384,128
Status	Target to be met by June 4, 2029

2025 MANAGEMENT INFORMATION CIRCULAR	25

Gavin Molinelli

Gavin Molinelli is a Senior Partner and Portfolio Manager of Starboard Value LP. Mr. Molinelli has extensive public company board experience, having served on boards through his role at Starboard. Prior to Starboard’s formation in 2011, Mr. Molinelli was a Director and an Investment Analyst at Ramius LLC for the funds that comprised the Value and Opportunity investment platform. Previously, Mr. Molinelli was an analyst in the Technology Investment Banking group at Banc of America Securities LLC.
Mr. Molinelli received a B.A. in Economics from Washington and Lee University.

• • • •	New York, New York, United States Age 41 Nominated for election in 2025[1] Independent
1.	Mr. Molinelli’s election to the board will be conditional on and effective upon receipt of approval by the Federal Energy Regulatory Commission.
2.	Or such other date which is the fifth anniversary of Mr. Molinelli’s appointment to the board.
Key skills and experience
• • •	Stakeholder engagement Strategy Human resources/ diversity, equity, and inclusion	• • • •	Accounting/ financial reporting Capital markets and transactions Risk management Sustainability

Board and committee meeting attendance:
Nominated for election in 2025

Voting results for 2024:
For		N/A
Against		N/A
Other public company directorships:
Acacia Research Corporation			2022 to Present
Common Shares and share equivalents:
Common Shares	Nil	Value	$0
DSUs	Nil	Value	$0
		Total Value	$0
Equity ownership requirement:	0%
Required value	$1,384,128
Status	Target to be met by June 3, 2030[2]

Dilek Samil

Dilek Samil has over 30 years of finance, operations, and business experience in both the regulated energy utility sector as well as wholesale power production. Ms. Samil joined NV Energy as Chief Financial Officer and, upon retirement, was Executive Vice President and Chief Operating Officer. Prior to her role at NV Energy, Ms. Samil gained considerable experience in generation and system operations as President and Chief Operating Officer for Cleco Power. Ms. Samil also served as Cleco Power’s Chief Financial Officer and led the company’s efforts in the restructuring of its wholesale and power trading activities. Prior to NV Energy and Cleco Power, Ms. Samil spent close to 20 years at NextEra where she held positions of increasing responsibility, primarily in the finance area.

• • • •	Las Vegas, Nevada, United States Age 69 Director since 2014 Independent

Ms. Samil holds a Bachelor of Science from the City College of New York and a Master of Business Administration from the University of Florida.

1.	Ms. Samil ceased to be a member of the Risk Committee on June 4, 2024.
2.	Ms. Samil became a member of the HRCC on June 4, 2024.
Key skills and experience
• • • • •	Legal/regulatory Stakeholder engagement Operations Strategy Human resources/ diversity, equity, and inclusion	• •	Accounting/ financial reporting Capital markets and transactions

Board and committee meeting attendance:
25 of 25 meetings			100%
Board			9 of 9
Audit & Finance Committee			10 of 10
Risk Committee			2 of 2[1]
HRCC			4 of 4[2]

Voting results for 2024:
For			98.22%
Against			1.78%
Other public company directorships:			None
Common Shares and share equivalents:
Common Shares	Nil	Value	$0
DSUs	129,726	Value	$841,337.97
		Total Value	$841,337.97
Equity ownership requirement:	61%
Required value	$1,384,128
Status	Target to be met by January 1, 2027

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DeAnn Walker
DeAnn Walker was Chairman of the Public Utility Commission of Texas (the “Texas PUC”) from September 2017 through March 2021. During her tenure at the Texas PUC, she served on the board of directors of the Electric Reliability Council of Texas and the Texas Reliability Entity, as well as on the Regional State Committee of the Southwest Power Pool. From January 2015 until her appointment to the Texas PUC, Ms. Walker served in Governor Abbott’s Policy Division. Prior to joining the Governor’s office, she was an Associate General Counsel and Director of Regulatory for CenterPoint Energy Houston Electric. Ms. Walker began her career at the Texas PUC in the General Counsel division and as an Administrative Law Judge.
Ms. Walker holds a Bachelor of Business Administration degree from Southern Methodist University and a Juris Doctorate from South Texas College of Law.

• • • •	Austin, Texas, United States Age 65 Nominated for election in 2025 Independent
Key skills and experience
• • • • •	Legal/regulatory Stakeholder engagement Operations Strategy Human resources/ diversity, equity, and inclusion	• • •	Accounting/ financial reporting Risk management Cyber/physical security

Board and committee meeting attendance:
Nominated for election in 2025

Voting results for 2024:
For		N/A
Against		N/A
Other public company directorships:			None
Common Shares and share equivalents:
Common Shares	Nil	Value	$0
DSUs	Nil	Value	$0
		Total Value	$0
Equity ownership requirement:	0%
Required value	$1,384,128
Status	Target to be met by June 3, 2030

Roderick West
Roderick West is the Chief Executive Officer of the Corporation, effective March 7, 2025. Previously, Mr. West served as Group President, Utility Operations for Entergy Corporation (“Entergy”) from 2017 until January 2025. In that role, he was responsible for the operational and financial performance of Entergy’s five operating companies. He oversaw the company’s electric and natural gas distribution, customer service operations, the utility’s engagement with state and local regulators, and regulated retail commercial development and innovation. From 2010 until 2017, Mr. West served as Executive Vice President and Chief Administrative Officer at Entergy, where his responsibilities included the company’s shared services functions supporting utility, nuclear, and wholesale operations, including finance operations, supply chain, business processes, administrative services, information technology, human resources and administration, federal policy, regulatory and governmental affairs, and corporate communications. Mr. West also led the development and execution of the company’s environmental strategy. As president and CEO of Entergy New Orleans from 2007 to 2010, Mr. West led the company’s post-Hurricane Katrina rebuild. He helped lead Entergy’s ongoing effort to replace nearly 850 miles of underground pipe damaged after Hurricane Katrina, an effort recognized as the 2009 Global Infrastructure Project of the Year by Platts Global Energy Awards.

• • • •	New Orleans, Louisiana, United States Age 56 Director since 2025 Non-Independent

Mr. West earned his Juris Doctor and MBA from Tulane University. Mr. West also has a bachelor’s degree from the University of Notre Dame.
Key skills and experience
• • • • •	Legal/regulatory Stakeholder engagement Operations Strategy Human resources/ diversity, equity, and inclusion	• • •	Capital markets and transactions Risk management Sustainability

Board and committee meeting attendance:
Appointed in 2025

Voting results for 2024:
For		N/A
Against		N/A
Other public company directorships:
Essential Utilities, Inc.			2023 to February 2025
Common Shares and share equivalents:
Common Shares	Nil	Value	$0
DSUs	Nil	Value	$0
		Total Value	$0
Equity ownership requirement:	0%
Required value	$8,750,000
Status	Target to be met by March 7, 2030

2025 MANAGEMENT INFORMATION CIRCULAR	27

Meeting attendance
The following table sets out the attendance in 2024 of each director nominee at meetings of the board and the respective committees noted (other than Messrs. West and Molinelli and Ms. Walker, who did not serve as directors in 2024):

Name	Board		Audit & Finance Committee		Corporate Governance Committee		HRCC		Risk Committee
Brett C. Carter[1]	7/7	100%	-	-	3/3	100%	5/5	100%	-	-
Amee Chande[2]	9/9	100%	5/5	100%	2/2	100%	4/4	100%	2/2	100%
Daniel S. Goldberg[3]	9/9	100%	-	-	4/4	100%	3/3	100%	2/2	100%
Christopher G. Huskilson	9/9	100%	-	-	-	-	-	-	-	-
D. Randall Laney[4]	9/9	100%	-	-	2/2	100%	3/3	100%	-	-
David Levenson[5]	9/9	100%	9/9	100%	2/2	100%	-	-	2/2	100%
Christopher F. Lopez[6]	4/4	100%	5/5	100%	-	-	-	-	2/2	100%
Dilek Samil[7]	9/9	100%	10/10	100%	-	-	4/4	100%	2/2	100%
1.	Mr. Carter was appointed to the board on April 18, 2024. He also became a member of the Corporate Governance Committee and the HRCC on April 18, 2024.
2.	Ms. Chande ceased to be a member of the Audit & Finance Committee and the Corporate Governance Committee on June 4, 2024. Ms. Chande became a member of the HRCC and Risk Committee on June 4, 2024.
3.	Mr. Goldberg ceased to be a member of the HRCC and became a member of the Risk Committee on June 4, 2024.
4.	Mr. Laney ceased to be a member of the Corporate Governance Committee and HRCC on June 4, 2024.
5.
Mr. Levenson became a member of the Audit & Finance Committee and the Risk Committee on February 1, 2024. He ceased to be a member of the Risk Committee and became a member of the Corporate Governance Committee on June 4, 2024.

6.	Mr. Lopez was appointed to the board on June 4, 2024. He also became a member of the Audit & Finance Committee and Risk Committee on June 4, 2024.
7.	Ms. Samil ceased to be a member of the Risk Committee and became a member of the HRCC on June 4, 2024.

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Corporate cease trade orders, bankruptcies, penalties, and sanctions

To the Corporation’s knowledge, no proposed director of the Corporation is, or within the 10 years prior to the date of this Circular has been, a director, chief executive officer, or chief financial officer of any company (including Algonquin) that: (i) was subject to a cease trade order that was issued while acting in the capacity as director, chief executive officer, or chief financial officer; or (ii) was subject to such an order that was issued after that person ceased to be a director, chief executive officer, or chief financial officer and which resulted from an event that occurred while the person was acting in that capacity.

No proposed director of the Corporation is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including Algonquin) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold its assets. In addition, no proposed director of the Corporation has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of that person.

To the Corporation’s knowledge, no proposed director has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

2025 MANAGEMENT INFORMATION CIRCULAR	29

Corporate governance practices This section discloses Algonquin’s corporate governance practices in accordance with National Instrument 58-101 – Disclosure of Corporate Governance Practices.

Corporate governance highlights
•	The positions of Board Chair and Chief Executive Officer (“CEO”) are separate.
•	The Corporation has a Code of Business Conduct and Ethics (the “Code of Conduct”).
•
The Board Chair and the chairs of each of the board’s committees are independent in accordance with applicable standards in National Instrument 52-110 – Audit Committees (“NI 52-110”) as well as New York Stock Exchange (“NYSE”) corporate governance standards applicable to boards of directors (the “NYSE Standards”).

•	The board oversees the Corporation’s strategy and actively participates in strategic planning processes.
•	The board has written position descriptions for the Board Chair, the committee chairs, and the CEO.
•	New directors are recruited on the basis that they will make a strong contribution and provide the diversity, background, skills, and experience needed by the board.
•	New non-employee directors participate in a formal orientation process.
•
Directors are provided support for continuing education to maintain a high level of understanding of, and expertise in, the businesses, investments, and risks of the Corporation to enhance their contributions as directors.

•
Creating a culture of integrity begins with the tone from the top. Directors, officers, and employees are required to annually complete an online ethics and policy training module or to sign an acknowledgment that they have reviewed and understood the Code of Conduct.

•	All meetings of the board and all committees have in-camera sessions during which management is not present.
•
Each of the board’s standing committees meets in camera at each of its meetings with senior leaders other than the CEO. These in-camera sessions in the case of the Audit & Finance Committee, are with the Chief Financial Officer and the Vice President, Internal Audit (separately); in the case of the Corporate Governance Committee, with the Chief Legal Officer; in the case of the HRCC, with the Chief Transformation Officer; and in the case of the Risk Committee, with the Chief Financial Officer and the Chief Legal Officer.

•	The board is exposed to levels of management within the Corporation in addition to executive management, which facilitates effective succession planning.
•	The board annually assesses its performance in order to identify ways to improve its effectiveness and the performance of the Board Chair, committee chairs, individual directors, and the committees.
•	The board has a policy to annually provide Shareholders with an advisory vote on executive compensation.
•	The board has adopted a compensation clawback policy.
•	The board has adopted a board retirement policy.
•	The board has adopted a diversity policy (the “Diversity Policy”).

30

Board of Directors

Algonquin’s Articles of Incorporation currently provide that the board have a minimum of three and a maximum of 20 directors. Within those parameters, the board is authorized to determine the number of directors by resolution from time to time. The board has determined that the number of directors to be elected at the Meeting is 11.

Independence

The board has determined that all director nominees, other than Messrs. Huskilson and West, are independent in accordance with applicable standards in NI 52-110 and the NYSE Standards. Mr. Huskilson is not independent because he has been an executive officer of the Corporation within the last three years. Mr. West is not independent because he is the CEO of the Corporation.

Independent chair

Mr. D. Randall Laney, the Board Chair, is independent within the meaning of applicable standards in NI 52-110 and the NYSE Standards. The Board Chair must be independent pursuant to the written position description.

Mandate
The board has a written mandate to set the strategic direction of the Corporation and to oversee its implementation by management. A copy of the Mandate of the Board of Directors is provided in Schedule “A” hereto and is also available on the Corporation’s website at www.algonquinpower.com.

Direct involvement in the strategic planning process
Executive management, in collaboration with the board, works to develop and refine a strategic plan through, among other things, participation in strategic planning meetings each year. Strategic planning includes consideration of both internal and external expert advice. Oversight of the Corporation’s strategy is one of the primary roles of the board, as corporate strategy directly influences short- and long-term objectives.

Beginning in May 2023, the board undertook a strategic review of the Corporation’s renewable energy business with the objective of enhancing Shareholder value. The board established a Strategic Review Committee (“SRC”) comprised entirely of independent directors to lead the review. The SRC, with support from management and external legal and financial advisors, directed the identification, modelling, and assessment of various strategic alternatives. The strategic review concluded in August 2023, and the SRC was disbanded, following the SRC’s recommendation to the board that the Corporation pursue a sale of the renewable energy business and become a pure-play utility company. The board accepted the SRC’s recommendation. On August 9, 2024, the Corporation entered into an agreement to sell its renewable energy business (excluding the hydro fleet) to a wholly-owned subsidiary of LS Power (the “Renewables Sale”). On January 8, 2025, the Corporation completed the Renewables Sale. In addition, on December 12, 2024, the Corporation completed the sale of its 42.2% equity interest in Atlantica Sustainable Infrastructure plc. The completion of these transactions marked a significant milestone in the Corporation’s execution of its go-forward strategy as a pure-play utility.

Risk management
The board is responsible for overseeing the implementation by management of appropriate systems to identify, assess, report, and manage the principal business and operational risks faced by the Corporation. The board has established the Risk Committee (see disclosure on page 39 under the heading “Committees of the board”) to assist the board in the fulfillment of these duties. The board is assisted in its oversight of financial and accounting controls and risks by the Audit & Finance Committee, of human resources and compensation risks by the HRCC, and of ESG, climate change, and sustainability risks by the Corporate Governance Committee.

2025 MANAGEMENT INFORMATION CIRCULAR	31

As part of the risk management processes, risk registers have been developed across the organization through ongoing risk identification and risk assessment exercises facilitated by Algonquin’s Enterprise Risk Management (“ERM”) team. Risk information is sourced throughout the organization using a variety of methods, including risk identification interviews, workshops, and surveys. Key risks and associated mitigation strategies are reviewed by the executive-level ERM Council and are presented to the Risk Committee. Significant risk categories assessed include public and employee safety, environment, natural disasters, security (physical and cyber), financial reporting, operations, customer experience, human capital, privacy, conduct and ethics, supply chain, organizational effectiveness, contracts, budget, capital projects, return on M&A activity, markets, liquidity, strategy, and regulatory.

The impact and likelihood of risks are assessed across the organization using a common risk scoring matrix. Safety and security, financial, reliability, and reputation implications are among those considered when determining the impact of a potential risk. Risk mitigation priorities are established based upon these risk assessments and incorporated into the development of Algonquin’s strategic and business plans.

The development and execution of risk management action plans for the organization’s top risks are actively monitored by the ERM team. Algonquin’s Internal Audit function is responsible for conducting audits to validate and test the effectiveness of controls for the key risks. Audit findings are discussed with business owners and reported to the Audit & Finance Committee at least quarterly. All material changes to exposures, controls, or mitigation plans of key risks are reported to the ERM team, the ERM Council, and the relevant board committee for consideration.

Algonquin’s ERM framework seeks to follow the guidance of ISO 31000:2009 and the COSO Enterprise Risk Management Integrated Framework. The board oversees management actions in an effort to promote an effective risk governance structure and robust risk management practices.

Cyber risk management

The board’s oversight of cyber risks is provided primarily by the Risk Committee. The Risk Committee’s mandate includes regularly reviewing the Corporation’s cybersecurity program and related risks.

Management considers the security of the Corporation’s critical infrastructure, technology assets, and employee and customer data one of its top priorities, and cybersecurity is one of the ERM program’s important areas of focus. To enable appropriate protection and mitigation of cyber risks, management has implemented several preventative and detective measures, including software and hardware updates, security awareness training, security assessments and audits, multi-factor authentication, data encryption, firewalls and anti-virus software, and monitoring of network activity. Business resilience and preparedness for unplanned events, including response, recovery, and restoration capabilities, are a focus and periodically reviewed. Reports on these management actions are provided to the Risk Committee at least quarterly as part of a standing agenda topic relating to cyber risk. In addition, the Corporation maintains cybersecurity insurance to mitigate the risk of a cybersecurity incident or breach.

Under the direction and oversight of the Risk Committee, management is making additional investments in the further enhancement of the Corporation’s enterprise cybersecurity program with the objective of upgrading and aligning organizational cybersecurity capabilities to support security, performance, and decision-making. This consists of several related workstreams, including governance, awareness and training, incident response, data protection, and cybersecurity risk management.

Management periodically conducts emergency/disaster recovery and crisis management exercises that include potential cybersecurity events, such as ransomware attacks, and the Corporation’s Cyber Security Incident Response Plan is tested at least annually. The results of those exercises and tests are presented to the Risk Committee and guide future cyber risk management initiatives.

Internal controls

The board is responsible for monitoring the integrity of the Corporation’s internal controls and management information systems. The board has delegated internal control oversight responsibilities to the Audit & Finance Committee, which includes monitoring the system of internal controls over financial reporting. The Audit & Finance Committee reviews quarterly and annual financial statements and recommends them to the board for approval. Algonquin’s Vice President, Internal Audit has a direct reporting relationship to the Chair of the Audit & Finance Committee and updates the Audit & Finance Committee quarterly on internal control activities, including assessments of the design and operating effectiveness of the system of internal controls over financial reporting and the status of any internal control deficiencies.

32

Succession planning
Oversight of management succession planning is within the mandate of the HRCC. The HRCC has responsibility for reviewing succession planning processes and succession plans for key leadership roles at least annually.

Succession planning is viewed by the HRCC as an ongoing process for identifying and developing the talent, leadership, and skills necessary for the Corporation to meet future strategic objectives and fulfill key organizational roles in the future.

The HRCC is mandated to make recommendations to the board with respect to succession planning, including: (i) policies and principles for the selection and performance review of the executive officers and potential successors to the executive officers; (ii) policies and plans regarding succession in the event of an emergency or the retirement of an executive officer; and (iii) policies and plans related to the appointment, training, and monitoring of potential successors to executive officers.

The HRCC also oversees the Corporation’s human resources policies and practices that enable senior management to review the performance of their team members at least annually and develop plans for personal growth and career advancement.

Board and director assessments
The board recognizes the value of regular assessments of its effectiveness to identify ways to continuously improve its performance and the performance of the Board Chair, individual directors, and the committees, including the committee chairs. These assessments are conducted annually.

The Corporate Governance Committee determines the process by which the assessments will be undertaken. The process may include the use of questionnaires, one-on-one interviews between individual directors and the Board Chair and/or the Chair of the Corporate Governance Committee, or such other processes as the Corporate Governance Committee determines appropriate. Management may be invited to participate in the assessment process periodically to provide the directors with an additional perspective on key matters, including the interactions between the board and its committees and management. The Corporate Governance Committee has determined that the use of independent consultants from time to time may supplement and enhance the internal assessment process and provide broader input on board effectiveness.
The 2024 assessment process consisted of interviews with the Board Chair and the Chair of the Corporate Governance Committee. The assessment scope included the following:

•	Assessment of the Board Assessment of the effectiveness of the board as a whole and the Board Chair and suggestions for improvement.

•	Assessment of the Committees Assessment of the effectiveness of each committee and its chair.

•	Self-assessment Assessment of own performance as directors and committee members, including what might make them more effective.

•	Peer assessment Assessment of the performance of peer directors.

Each year, the results of the assessments are presented to the Corporate Governance Committee and the members of the board. The results include the identification of any issues arising from the assessments and plans to address any follow-up actions.

In addition to its annual assessment, in 2024, the board reinforced its commitment to effective governance during a two-day workshop with senior management focused primarily on governance, board effectiveness, and the Corporation’s strategy. Notably, the board participated in an interactive discussion led by the National Association of Corporate Directors (“NACD”) focused on defining and building an effective board culture at Algonquin, with reference to the 2023 Report of the NACD Blue Ribbon Commission on “Culture as the Foundation: Building a High-Performance Board”. This report is described by the NACD as a call to action to explicitly use culture as an instrument to drive board excellence in today’s complex environment.

Director recruitment process

The services of a search consulting firm are utilized to assist the Corporation in identifying suitable director candidates. When the Corporation engages a search consulting firm, it requests the compilation of a list of potential candidates based on the criteria developed by the Corporate Governance Committee for the selection of a new director. Search consulting firms are specifically requested to develop candidate lists that include multiple candidates from each gender and candidates who are diverse on other characteristics or qualities (as described below) compared to the current composition of the board.

2025 MANAGEMENT INFORMATION CIRCULAR	33

The search consulting firm screens potential candidates and discusses them with the Corporate Governance Committee, then creates a list of primary candidates. Based on this list, the search consulting firm determines the interest and availability of the candidates to create a final shortlist. This process is carefully designed to provide the best opportunity to identify and attract strong candidates and enhance the board’s diversity on gender and other factors. Each shortlisted candidate is interviewed by the Board Chair, members of the Corporate Governance Committee, and the CEO. Candidates are appointed or nominated for election as directors based on the Corporate Governance Committee’s recommendations to the board.

Diversity

The board recognizes the benefits of promoting diversity at the board level and throughout the organization. It believes diversity has a positive effect on governance and performance.

The Corporation’s Diversity Policy is applicable to the board and executive management. The Diversity Policy acknowledges the Corporation’s recognition and support of the benefits of diversity in the composition of the board and executive management. One of the stated objectives of the Diversity Policy is that Diversity (as defined below) be considered in determining the optimal composition of the board and as part of the succession planning process and appointment of members to executive management roles.

The Diversity Policy defines “Diversity” as any characteristic or quality that can be used to differentiate groups and people from one another and includes gender, age, race, nationality, culture, language, and other ethnic distinctions (including Aboriginal peoples and members of visible minorities), different abilities (including persons with disabilities), education, and regional and industry experience and expertise. The Diversity Policy requires that the Corporate Governance Committee, as it relates to the Diversity of the board, and the HRCC, as it relates to the Diversity of executive management, periodically assess the effectiveness of existing processes in achieving Algonquin’s Diversity objectives and, if determined advisable, consider measurable objectives for achieving Diversity. An objective of the Diversity Policy is that each gender comprise at least 30% of the directors.

The board has consistently been comprised of at least 30% female directors since the annual meeting held in 2016 and continues to be as of the date of this Circular. However, as a result of Gavin Molinelli’s nomination for election to the board, the board is expected to be comprised of less than 30% women following the Meeting assuming all the nominees for directors are elected.
As a result of the expected changes to the board described above, 30% of the current directors on the board are women, 27% of the director nominees for election at the Meeting are women and 33% of the independent director nominees for election at the Meeting are women. The board also considers gender Diversity in the composition of its committees. The chairs of three out of four committees are currently women.

The Corporation is currently in a transition period, as it transforms into a pure-play regulated utility. However, the board remains committed to Diversity and intends to increase female representation on the board to at least 30% by no later than the Corporation’s 2026 annual meeting of shareholders, in accordance with its recent practice and its Diversity Policy.

The promotion of Diversity in the workplace is a key component of the Corporation’s strategy to become an employer of choice, and the board and management believe that an environment that promotes Diversity positively impacts our ability to attract and retain talent. As it is important that each appointment of an executive officer be made, and be perceived to be made, on the merits of the individual and the needs of the Corporation at the relevant time, the Corporation does not have specific targets related to Diversity in its executive officer or senior management positions. However, the Corporation has adopted a number of initiatives, in addition to the Diversity Policy, to raise awareness regarding the value the Corporation places on Diversity and to measure the organization’s progress in increasing Diversity. When utilizing external recruiters, management requires that recruiters provide gender diverse short-listed candidates for all senior roles recruited. Each year, gender diversity is considered as part of the executive succession planning process to promote the development of women for leadership positions and annually the HRCC, as part of its review of succession planning, considers year-over-year changes in gender diversity both at the enterprise and business unit level. As part of its Diversity program reviews, the HRCC also considers progress with the development of initiatives by the Corporation that support inclusion in the workplace.

As of April 24, 2025: (i) women represent approximately 33% of the total workforce of Algonquin and its subsidiaries, including approximately 36% of management positions at or above the senior manager level; and (ii) women represent 40% of the executive team.

34

In addition, based on the self-identification of Algonquin’s directors and executive officers, Aboriginal peoples, members of visible minorities, and persons with disabilities (as each such term is defined in the Employment Equity Act (Canada)) are currently represented in Algonquin’s executive officer positions and on the board as follows:
•
Two of Algonquin’s executive officers are members of a visible minority, representing 40% of Algonquin’s executive team. There are no Aboriginal peoples, or persons with disabilities on the executive team.

•	Three of Algonquin’s directors are members of a visible minority, representing 30% of the board. There are no Aboriginal peoples or persons with disabilities on the board.

Director retirement policy

The board has adopted a retirement policy for directors to facilitate board renewal. In March 2023, the board approved amendments to the retirement policy to replace the former retirement age of 71 with a tenure limit. The amended policy states that a director may stand for re-election to the board until the 12th annual meeting of Shareholders after his or her initial election or appointment to the board. The amended policy contains a “grandfathering” provision pursuant to which an individual who was serving as a director on the date the amendments were approved may continue to stand for re-election until the later of: (i) the 12th annual meeting of Shareholders after his or her initial election or appointment to the board; or (ii) the annual meeting of Shareholders after he or she reaches the age of 71. In either case, the independent directors may, on the recommendation of the Corporate Governance Committee, waive the obligation to retire if they unanimously determine that it is in the best interests of the Corporation that the applicable director continues to serve. Such a waiver may be granted for a maximum of three additional annual terms.
The average tenure of Algonquin’s 11 Director nominees is 2.98 years. The board is comprised of a mix of longer- serving directors familiar with the Corporation’s business and history and directors who are newer to Algonquin and bring fresh perspectives to the board.

Directors meet without management
At each meeting of the board and its committees, there is an in-camera session during which management is not present.

Common memberships on boards of public companies
There are currently no common memberships on boards of public companies among the Corporation’s director nominees.

Director equity ownership guideline
All directors are subject to an equity ownership guideline, which is described on page 19. For the director nominees’ status under the equity ownership guideline, please see their profiles starting on page 22.

Nomination of directors
The Corporate Governance Committee serves as the director nominating and evaluation committee and recommends new directors for election or appointment to the board. All members of the Corporate Governance Committee are independent.

The Corporate Governance Committee is responsible for recommending the list of nominees for election as directors at the Corporation’s annual meeting of Shareholders. The Corporate Governance Committee creates and reviews the criteria for selecting directors by assessing the personal qualities and qualifications of current directors. It also assesses the Corporation’s

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ongoing needs and circumstances, Diversity, and the overall mix of expertise, experience, and competencies on the board as reflected in the director skills matrix (see page 21). In recruiting new directors, the Corporate Governance Committee considers the Diversity, expertise, experience, and competencies desired for directors and develops a plan for the recruitment of additional director nominees on that basis. Director nominees must, in the opinion of the Corporate Governance Committee, be able to contribute positively to the broad range of issues which come before the board for consideration. Directors must also be able to devote the time necessary to prepare for and attend meetings of the board and committees to which they may be appointed.

The Corporate Governance Committee also evaluates the expected turnover of directors in advance of their potential retirement from the board and seeks to develop a succession plan that includes creating overlap, where possible, between new directors and retiring directors.

On March 13, 2025, the Corporation entered into a co-operation agreement with Starboard Value LP and certain of its affiliates (collectively, “Starboard”) pursuant to which, among other things, the Corporation agreed to nominate Mr. Molinelli for election as director at the Meeting, which election is conditional on and effective upon receipt of approval by the Federal Energy Regulatory Commission. Prior to entering into the agreement with Starboard, members of the board met with Mr. Molinelli and a satisfactory background check has been completed through an independent search consulting firm.

Compensation governance
The HRCC has responsibility for the following elements of compensation:
•	reviewing the alignment of Algonquin’s compensation programs with the Corporation’s performance, business plans, risk profile, and risk management principles;
•	annually reviewing and making recommendations to the board regarding compensation of the CEO and other members of executive management;
•
overseeing the administration of incentive plans including the award of annual incentives, Restricted Share Units (“RSUs”), and Performance Share Units (“PSUs”) in accordance with the provisions of the respective plans;

•
annually reviewing compensation of the directors, including the Board Chair and the chairs of the committees, and the percentage of directors’ compensation that is paid in the form of Deferred Share Units (“DSUs”); and

•	reviewing and recommending to the board compensation policies and processes and any new incentive compensation and equity compensation plans or substantive changes to such plans.

The HRCC also reviews management succession plans and recommends to the board the appointment and compensation of executive management, including grants of RSUs and PSUs, to those individuals. The HRCC also has responsibility for reviewing, on an annual basis, the performance of the CEO and reviewing with the CEO the performance of the other members of executive management.

The HRCC retains the services of an independent advisor to assist in fulfilling its duties. In 2024, the HRCC once again retained Hugessen Consulting Inc. as its independent advisor and then transitioned to Willis Towers Watson in the second half of 2024. Both advisors provided counsel on the competitiveness and appropriateness of compensation practices and Algonquin’s comparator groups. The scope of services includes competitive benchmarking of executive and director compensation levels, the review and assessment of the Corporation’s current executive compensation philosophy, policies, and practices, a review of pay and performance comparators, a review of incentive plan design, and a biennial compensation risk assessment. In addition, management of the Corporation has separately engaged Mercer (Canada) Limited (“Mercer”) as an independent compensation consultant to provide data services, pension and benefits advice, compensation analysis, and other information required from time to time for the development of compensation recommendations and management of existing programs, due diligence services relating to employee pension and benefits in relation to potential acquisitions, and integration work for employee benefits plans for acquired businesses. Board pre-approval for provision of these services to management is not required given that Mercer has not been the compensation advisor to the HRCC since 2017.

Sustainability governance

Algonquin is committed to contributing to a sustainable energy and water future. The Corporation’s governance framework supports sustainability performance across the Corporation, from board oversight to regional operations, seeking to integrate environmental and social considerations into business decisions. The Corporation’s focus on sustainability includes a commitment to the Sustainable Development Goals (“SDGs”) published by the United Nations in 2015. The Corporation has aligned its approach to sustainability with 10 of the 17 SDGs that are most relevant to its corporate mission, capabilities, and values.

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Climate Action is one of the Corporation’s top priority SDGs. Algonquin supports the global goal of limiting planetary temperature rise and has established a target to achieve net-zero Scope 1 and Scope 2 greenhouse gas (“GHG”) emissions by 2050. The Corporation is committed to reducing the impact of climate change by deploying emerging technologies and business models to decarbonize its energy portfolio. In 2023, the Corporation closed out its first set of interim targets, resulting in a reduction of over 1 million tonnes of GHG emissions from its 2017 baseline, and the addition of over 2,000 MW of renewable generation. As the Corporation began its transition to a pure-play regulated utility in 2024, it set new GHG reduction targets aligned with each of its utility business areas. By 2030, the Corporation is targeting to achieve the following reductions for Scope 1 and 2 emissions, in each case, from its 2017 baseline year:
•	a 45% intensity reduction in its electrical utility business;
•	a 50% intensity reduction in its natural gas distribution business;
•	a 19% intensity reduction in its water distribution business; and
•	an 8% intensity reduction in its wastewater treatment business.

Additional information on Algonquin’s sustainability actions, including its specific initiatives and alignment with SDG targets, can be found in its 2024 ESG Report which is available on the Corporation’s website at www.algonquinpower.com.

Beyond its commitment to the SDGs, Algonquin has spent considerable effort to align its climate-related risk disclosures with industry best practices. Climate-related risks are integrated into the Corporation’s ERM framework in an effort to proactively manage the impact of climate change on its operations. The Corporation assesses both physical risks, such as extreme weather events, water scarcity, and temperature changes that may impact infrastructure and service reliability, as well as transition risks, such as regulatory changes, evolving customer preferences, and emerging low-carbon technologies that affect the Corporation’s business model. The Corporation’s risk mitigation approach includes climate scenario analysis, investment in resilience projects, and cross-functional collaboration in an effort to support business continuity.

Sustainability governance at Algonquin is overseen at the board and executive levels with a view to integrating it into corporate strategy and decision-making. The Corporation’s Corporate Governance Committee mandate includes reviewing and making recommendations to the board on sustainability matters and their integration into Algonquin’s business. This includes oversight of the ongoing development and progress of Algonquin’s sustainability plan and initiatives, which are reported to the Corporate Governance Committee quarterly. In addition, the Corporate Governance Committee reviews and provides input into the Corporation’s annual ESG Report and reviews the Corporation’s performance and rankings in various sustainability indices. In addition, material climate-related risks identified through the Corporation’s ERM processes receive oversight from the Risk Committee, which reports on material risks and mitigation activities to the board.

The Chief Legal Officer is the executive officer primarily responsible for the Corporation’s sustainability plan, initiatives, and ESG reporting and disclosures. Under her leadership, management provides quarterly updates to the Corporate Governance Committee so that it, and the board as a whole, have reliable and up-to-date information, insights, and performance tracking on key ESG initiatives. The board and management prioritize sustainability across the organization, integrating it into the development and execution of broader strategic priorities. The Corporation’s sustainability team facilitates stakeholder engagement on sustainability topics, supports other functions and departments in integrating ESG principles into their work, collects sustainability data, and is responsible for ESG-related reporting and disclosures, including the Corporation’s annual ESG Report.

Beyond board and executive oversight, Algonquin fosters grassroots sustainability leadership through its Regional Sustainability Councils (“RSCs”). RSCs are comprised of employees from across the Corporation’s operating groups who work to identify and address sustainability issues relevant to their regions and businesses at the local level. The RSCs have focused their efforts in the following areas:
•	Environmental – reducing their carbon footprints and addressing climate change, water conservation, waste clean-up, and biodiversity enhancement initiatives; and
•	Social – supporting employees and communities with initiatives aimed at improving diversity, equity, and inclusion, education, and resiliency.

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Committees of the board
Audit & Finance Committee
Members

•	Dilek Samil (Chair)

•	David Levenson

•	Christopher Lopez

100% independent

All Audit & Finance Committee members are independent and financially literate in accordance with applicable standards in NI 52-110 and applicable rules and standards of the SEC and the NYSE. The board has also determined that Ms. Samil and Mr. Lopez are audit committee financial experts within the meaning of Item 407(d) of Regulation S-K under the U.S. Securities Act of 1933 and each of them has the required financial experience as defined by the NYSE corporate governance rules.

Responsibilities

The Audit Committee was renamed the “Audit & Finance Committee” and finance-related responsibilities were added to its mandate in March 2024. The Audit & Finance Committee assists the board in fulfilling its financial reporting and control responsibilities to Shareholders and the investment community through its oversight of accounting and financial reporting processes, including the audit of the financial statements. The Audit & Finance Committee also assists the board by reviewing and providing oversight of business cases for significant projects and investments, annual budgets and long-term plans, and strategies for matters relating to liquidity, capital markets activities, and financing structures. The responsibilities and operation of the Audit & Finance Committee are more particularly set out in the Audit & Finance Committee’s mandate, a copy of which is included as a schedule to the Corporation’s Annual Information Form for 2024 which is available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Corporation’s website.
Corporate Governance Committee
Members

•	Daniel S. Goldberg (Chair)

•	Brett C. Carter

•	David Levenson

100% independent
Each member of the Corporate Governance Committee is independent.

Responsibilities

The Corporate Governance Committee is responsible for oversight of Algonquin’s corporate governance policies and practices and matters relating to board succession and the nomination of candidates for election as directors. In addition, the Corporate Governance Committee provides oversight of climate-change risks and is responsible for reviewing and making recommendations regarding ESG and sustainability matters and their integration into Algonquin’s business (see “Sustainability governance” on page 36).

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Human Resources &
Compensation Committee
Members

•	Melissa Stapleton Barnes (Chair)

•	Brett C. Carter

•	Amee Chande

•	Dilek Samil

100% independent
Each member of the HRCC is independent.

Responsibilities
The HRCC is responsible for reviewing director and executive compensation and making recommendations to the board regarding these matters on an annual basis, or more frequently if required. In addition, the HRCC makes recommendations to the board regarding the Corporation’s compensation philosophy. The process by which executive compensation is established is described under the heading “Compensation discussion and analysis” beginning on page 56. The HRCC also has oversight of the Corporation’s human resources policies and practices, including succession planning.
Risk
Committee
Members

•	Amee Chande (Chair)

•	Melissa Stapleton Barnes

•	Daniel S. Goldberg

•	Christopher Lopez

100% independent
Each member of the Risk Committee is independent.

Responsibilities
The Risk Committee is responsible for oversight of risks faced by the Corporation in the development and execution of its business strategy that are not directly related to accounting and financial reporting, climate-change and sustainability, or human resources and compensation matters.

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New director orientation

New non-employee directors are provided with a formal orientation to the Corporation that familiarizes them with the businesses, corporate structure, other directors, and key personnel of the Corporation. The orientation process is designed to provide an opportunity for such directors to meet senior management and become familiar with their respective areas of responsibility. New non-employee directors receive an in-depth orientation to the Corporation’s executive leaders, businesses, strategy, corporate functions, financial information, and governance practices that allow them to effectively integrate with the operation of the board.
New non-employee directors are also provided with relevant background materials to support their introduction to the Corporation’s business, including the following:

•	Public disclosure documents, including annual reports, recent annual and interim MD&A, financial statements, management information circulars, and annual information forms;

•	Governance documents, including board and committee mandates, key policies, and guidelines; and

•	Other documents such as the Corporation’s ESG reports, the Corporation’s management structure, and minutes of board and committee meetings.

Comparison of NYSE corporate governance rules

Algonquin is subject to corporate governance guidelines and requirements prescribed by the Toronto Stock Exchange (“TSX”) and the Canadian securities regulatory authorities (“Canadian Rules”). Algonquin is also subject to corporate governance requirements prescribed by the listing standards of the NYSE (the “NYSE Rules”) and certain rules and regulations promulgated by the SEC under the Securities Exchange Act of 1934 (the “Exchange Act”) (including those applicable rules and regulations mandated by the Sarbanes-Oxley Act of 2002). In particular, Section 303A.06 of the NYSE Listed Company Manual requires Algonquin to have an audit committee that meets the requirements of Rule 10A-3 of the Exchange Act, and Section 303A.011 of the NYSE Listed Company Manual requires Algonquin to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. companies listed on the NYSE. A description of those differences follows.
Section 303A.01 of the NYSE Listed Company Manual requires that boards have a majority of independent directors and Section 303A.02 defines independence standards for directors. The board is responsible for determining whether each director is independent. In making this determination, the board has adopted the higher standard of “independence” that applies to each member of the Audit & Finance Committee pursuant to NI 52-110 and Rule 10A-3 of the Exchange Act instead of the definition of independence set forth in the NYSE Rules. In applying this Canadian standard, the board considers all relationships of its directors, including business, family, and other relationships. Through this process, the board also determines whether each member of its Audit & Finance Committee is independent pursuant to NI 52-110 and Rule 10A-3 of the Exchange Act.

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Section 303A.04(a) of the NYSE Listed Company Manual requires that all members of the nominating/corporate governance committee be independent as defined in the NYSE Rules. In making this determination, the board has adopted the standard of “independence” applicable to members of the Audit & Finance Committee, described in the preceding paragraph, rather than the definition set forth in the NYSE Rules. All members of the Corporate Governance Committee are independent directors.

Section 303A.05(a) of the NYSE Listed Company Manual requires that all members of the compensation committee be independent as defined in the NYSE Rules. In making this determination, the board has adopted the standard of “independence” applicable to members of the Audit & Finance Committee, described above, rather than the definition set forth in the NYSE Rules. All members of the HRCC are independent directors.

Section 303A.07(b)(iii)(A) of the NYSE Listed Company Manual requires, among other things, that the written charter of the audit committee state that the audit committee, at least annually, obtain and review a report by the independent auditor describing the firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues. The Audit & Finance Committee’s written mandate complies with Canadian Rules and requires that prior to the completion of each annual external audit, the Audit & Finance Committee review and discuss with management and the external auditor the adequacy of the Corporation’s internal controls, but does not explicitly require that the Audit & Finance Committee at least annually obtain and review a report from the independent auditor regarding the matters noted above, which is not required by Canadian Rules.

Section 303A.08 of the NYSE Listed Company Manual requires that shareholders of a listed company be given the opportunity to vote on all equity compensation plans and material revisions thereto. Algonquin complies with Canadian Rules, which generally require that shareholders approve equity compensation plans. However, the Canadian Rules are not identical to the NYSE Rules. For example, Canadian Rules require shareholder approval of equity compensation plans only when such plans involve the issuance or potential issuance of newly issued securities. In addition, equity compensation plans that do not provide for a fixed maximum number of securities to be issued must have a rolling maximum number of securities to be issued, based on a fixed percentage of the issuer’s outstanding securities, and must also be approved by shareholders every three years. If a plan provides a procedure for its amendment, Canadian Rules require shareholder approval of amendments only where the amendment involves a reduction in the exercise price or purchase price, an extension of the term of an award benefiting an insider, the removal or exceeding of the insider participation limit prescribed by the Canadian Rules, an increase to the maximum number  of securities issuable, or is an amendment to the amending provision itself.

Section 303A.09 of the NYSE Listed Company Manual requires that a listed company adopt and disclose corporate governance guidelines that address certain topics, including director compensation guidelines.Algonquin has adopted a board mandate, which is the equivalent of corporate governance guidelines, in compliance with the Canadian Rules. Algonquin’s corporate governance guidelines do not address director compensation, but Algonquin provides disclosure about the decision-making process for non-employee director compensation in the annual management information circular. Algonquin has also adopted equity ownership guidelines for non-employee directors.

Section 303A.10 of the NYSE Listed Company Manual requires that a listed company’s code of business conduct and ethics mandate that any waiver of the code for executive officers or directors may be made only by the board or a board committee and must be promptly disclosed to shareholders. The Code of Conduct, as described on page 46, complies with Canadian Rules. Waivers must receive prior approval by the board and will be disclosed promptly in accordance with applicable securities laws and Algonquin’s disclosure policy.

Section 303A.14 of the NYSE Listed Company Manual requires that a listed company adopt and comply with a written recovery policy providing that the listed company will recover reasonably promptly the amount of erroneously awarded incentive-based compensation in the event that the listed company is required to prepare an accounting restatement due to the material noncompliance of the listed company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. While the Canadian Rules do not require that an issuer adopt a written recovery policy, Algonquin has adopted a compensation clawback policy that complies with Section 303A.14 of the NYSE Listed Company Manual. Algonquin’s compensation clawback policy also provides

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that where (i) a senior executive was engaged in conduct determined to be misconduct (as defined in the policy), or (ii) clawback is required under applicable law, rule, or regulation or by a regulatory body, the HRCC has the discretion to recoup amounts paid or awarded to any executive officer as performance-based compensation or to cancel any performance-based compensation awards made to any executive officer within the three preceding years.

Section 312 of the NYSE Listed Company Manual requires that a listed company obtain shareholder approval prior to the issuance of securities in connection with, among other things, the establishment or amendment of certain equity compensation plans, issuances of securities to related parties, the issuance of 20% or greater of shares outstanding or voting power, and issuances that will result in a change in control. Algonquin follows the Canadian Rules for shareholder approval of new issuances of its Common Shares instead of the NYSE shareholder approval rules. Under the Canadian Rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of Algonquin; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of Algonquin and have not been negotiated at arm’s length. Shareholder approval is also required, pursuant to the Canadian Rules, in the case of private placements: (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (y) that during any six-month period are to insiders for listed securities or options, rights, or other entitlements to listed securities greater than 10% of the number of securities of Algonquin which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six-month period.

In addition to the foregoing, the Corporation may from time-to-time seek relief from the NYSE corporate governance requirements on specific transactions under the NYSE Listed Company Guide, in which case, the Corporation expects to make the disclosure of such transactions available on the Corporation’s website at www.algonquinpower.com.

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Continuing education for directors

The board and management believe that for directors to be effective, they must be knowledgeable about the Corporation, its strengths and challenges, and the industry and business environment in which the Corporation operates. Directors are encouraged to update, educate, and inform themselves in areas they request or that management believes are relevant to issues facing the Corporation. Directors receive briefing reports and materials from management in advance of all meetings. Regular communication is also provided to directors between meetings to facilitate updates on material developments that may affect the Corporation or its businesses. Directors are encouraged to participate in external education sessions that are related to the business of the Corporation or the performance of their duties as directors.
The Corporation maintains a membership for all directors in the Canadian Institute of Corporate Directors (“ICD”) and the NACD in the U.S. These memberships provide all directors with ongoing access to the educational seminars and training programs provided by the ICD and the NACD. Directors are entitled to reimbursement for out-of-pocket expenses incurred in attending relevant education sessions. From time to time, the board receives specialized presentations from external parties and/or management on various matters of significance to the Corporation.

Directors participated in education sessions in 2024 as follows:

Education presentations and programs	Presenter	Month	Participants
Getting Succession & Renewal Right: The Board, Board Chair, and Committee	Governance Solutions	January	R. Laney
Governance Outlook 2024: Emerging Board Matters	NACD	January	R. Laney
Global Ethics Summit	Ethisphere	April	M. Barnes
CEO Succession Planning and the Ripple Effect	NACD	May	R. Laney
Board Summit	J.P. Morgan	May	A. Chande
Global CFO Forum	McKinsey & Company	June	C. Lopez
HLBV Income & Accounting	Ernst & Young	August	C. Huskilson R. Laney D. Levenson C. Lopez D. Samil
Site Visits:	Management	October	All Directors
• Riverton Power (Kansas)
• State Line Combined Cycle Plant (Missouri)
• Transmission Operations Center (Missouri)
Board Culture and Governance	NACD	October	All Directors
Regulatory Environment	Management	November	All Directors
Art of Directorship: CEO Succession	NACD	December	M. Barnes
Art of Directorship: Risk Oversight and Management	NACD	December	M. Barnes
In the Boardroom Director Roundtable Sessions	Deloitte	Quarterly	A. Chande

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Position descriptions

Board Chair

The role of the Board Chair is to provide leadership to the board in fulfilling the board’s duties effectively, efficiently, and independently of management. The Board Chair also acts in a general advisory capacity to the CEO and other officers in all matters concerning the interests and management of the Corporation.

The Board Chair also, among other things:
•	In consultation with members of the board and management of the Corporation, sets the agenda for each meeting of the board;
.	Chairs and enables the effective functioning of board and Shareholder meetings;
•	Oversees and monitors the work of each committee to see that delegated committee functions are carried out and reported to the board;
•	Oversees the presentation to the board of management’s strategies, plans, and performance and the board’s review and approval of the same;
•
Assesses whether the directors and the committees have appropriate administrative support, access to personnel of the Corporation, and access to outside advisors for the purposes of the board fulfilling its mandate;

•	Ensures that independent directors regularly meet to discuss issues without management present;
•	In conjunction with the Corporate Governance Committee, supports and assists in the conduct of periodic assessments of the effectiveness of the board and its committees and members;
•	Provides input to the Corporate Governance Committee on its recommendations to the board for approval of candidates for nomination or appointment to the board; and
•	Determines the members and chairs of the board’s committees
Committee chairs

The board has adopted a position description for the committee chairs which details their duties. Each committee chair is required to provide leadership to the committee members and support the committee’s effective operation in order to fulfill its mandate.

The position description for the committee chairs provides that each committee chair shall:
•	Chair all committee meetings;
•	Provide leadership to the committee;
•	Act as the communication link between the board and the committee;
•	Review any formal communications from the committee to the board before dissemination to the board and report to the board on the committee’s significant activities;
•	Oversee that all matters requiring committee review or approval are brought to the committee in a timely and appropriate manner;
•	In consultation with the Board Chair and management, set the agenda for committee meetings and review information packages and related materials for committee meetings with management;
•	Set the frequency of committee meetings and review such frequency from time to time as considered appropriate or as requested by the board;
•	Lead the annual assessment of the committee’s performance and the review of the committee mandate; and
•	Maintain an effective working relationship with key advisors to the committee.

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Chief Executive Officer

The board has adopted a position description for the CEO which details his or her duties. The CEO has responsibility for the development of, and delivery against, the long-term strategy and vision for the Corporation that leads to enhancement of Shareholder value.

The position description for the CEO provides that he or she shall consult with the Board Chair on matters of strategic significance to the Corporation.

In discharging his or her responsibility for the day-to-day operation of the Corporation’s business, subject always to the oversight by the board, the CEO shall:
•	Maintain effective communications with the Board Chair and the board as a whole;
•	Maintain a positive and ethical work climate that is conducive to attracting, retaining, and motivating top-quality employees at all levels;
•
Work with the Board Chair in determining the matters and materials that should be presented to the board and providing information that will enable the board to focus on appropriate issues facing the Corporation and the industry generally;

•	Present the Corporation’s strategic planning process and the Corporation’s strategic and capital plans to the board for review and approval;
•	Act as a liaison between management and the board, working closely with the Board Chair to ensure that management strategies, plans, and performance are clearly represented to the board;
•	Oversee the development of, and recommend to the board, annual business plans and budgets that support the Corporation’s long-term strategy;
•	Work with senior management to implement the Corporation’s ERM program and to identify and manage the major risks facing the Corporation;
•	Oversee the maintenance of an effective management team below the level of the CEO and an active plan for management development and succession;
•	In cooperation with the Board Chair, the Chair of the HRCC, and the board as a whole, develop an effective succession plan for the position of the CEO and executive management of the Corporation;
•
Certify the annual and interim financial statements, MD&A of such financial statements, AIF, quarterly reports, and the design and evaluation of the Corporation’s disclosure controls and procedures and internal control over financial reporting;

•	Serve as a spokesperson for the Corporation;
•	Assign to other senior management such powers and duties as the CEO may deem advisable;
•	Execute the board’s resolutions and policies;
•	Ensure the delivery of information to directors on a timely basis to keep them fully apprised of all matters which are material to the board and to the Corporation;
•	Promptly alert the Board Chair of any material changes or events that may have a significant impact upon the risk profile, financial affairs, or performance of the Corporation; and
•	Carry out any other duties assigned by the board.

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Corporate and board policies

Code of Business Conduct and Ethics

The Code of Conduct applies to everyone at Algonquin and its subsidiaries. Directors, officers, and employees are required to annually acknowledge through an online training module or in writing that they have reviewed and understood the Code of Conduct. The Code of Conduct is available on Algonquin’s website at www.algonquinpower.com, under the Corporation’s profile at www.sedarplus.ca, or a copy may be obtained by contacting the Corporate Secretary, Algonquin Power & Utilities Corp., 354 Davis Road, Suite 100, Oakville, Ontario, Canada L6J 2X1.

The board regularly reviews the Code of Conduct and approves revisions as appropriate to update the content in keeping with best practices.

The board and its committees monitor compliance with the Code of Conduct through ongoing reporting by management, any whistleblower complaints or investigations, and through the annual Code of Conduct training and certification process. There have been no instances of any waiver of compliance with the Code of Conduct by any director or officer.

Disclosure policy

The Corporation has a disclosure policy to promote timely, factual, and accurate communications to the market and to require information to be disseminated in accordance with all applicable legal and regulatory requirements.
Ethics reporting policy

The Corporation has an ethics reporting policy (“Ethics Policy”) that establishes a method for dealing appropriately with any complaints relating to, among other matters, irregular or dishonest accounting, internal accounting controls, auditing matters, or fraudulent or illegal activity by any employee, contractor, officer, or director. Any individual who in good faith reports such activity will be protected from retaliation as a result of the report. Any individual who retaliates against another individual who reports such activity could face disciplinary action under the Ethics Policy.

If an individual believes that retaliation has occurred, the individual may submit a complaint in accordance with the Ethics Policy. There are various communication channels that can be used to report any potential or suspected violations of the Code of Conduct, dishonest accounting, internal accounting controls, auditing matters, or fraudulent or illegal activity.

In addition to the reporting measures mentioned above, reports under the Code of Conduct can also be made anonymously and addressed to the Corporation or the board, including the Chair of the Risk Committee and/or the Chair of the Audit & Finance Committee. The Corporation’s management ethics committee reviews reports under the Code of Conduct and the Ethics Policy and, if appropriate, arranges an investigation of the report. The management ethics committee also reports to the Risk Committee on reports made under the Code of Conduct and the Ethics Policy and the Risk Committee delegates certain matters to either the Audit & Finance Committee or the HRCC, if the substance of the matter falls within their respective mandates.

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Insider trading policy

The Corporation has an insider trading policy (“Insider Trading Policy”) that places restrictions on those in a special relationship with Algonquin (including insiders) when trading securities of Algonquin.

The Insider Trading Policy includes the following measures:
•
Restriction from trading securities of Algonquin during regular trading blackout periods when financial results are being prepared and have not yet been publicly disclosed. These periods currently begin on the first trading day following each fiscal quarter and end at the close of trading on the first full trading day after the issuance of a press release in respect of Algonquin’s results for such quarter (or in the case of the fourth quarter, annual results);

•	Restrictions on trading any securities which gain in value if the value of Algonquin securities declines in the future; and
•
Prohibition from communicating inside information to others, unless disclosure is in the necessary course of business and the disclosure is made pursuant to the proper performance of duties by such person on behalf of the Corporation.

The Insider Trading Policy also provides that all directors, officers, and employees are prohibited from, directly or indirectly, undertaking any of the following activities:
•
Speculating in securities of the Corporation, which may include buying with the intention of quickly reselling such securities, or selling securities of the Corporation with the intention of quickly buying such securities (other than in connection with the acquisition and sale of securities under the Option Plan or any other Algonquin benefit plan or arrangement);

•	Buying Algonquin securities on margin (other than in connection with the acquisition and sale of securities under the Option Plan or any other Algonquin benefit plan or arrangement);
•	Short selling a security of the Corporation or any other arrangement that results in a gain only if the value of the Corporation’s securities declines in the future;
•	Selling a “call option” giving the holder an option to purchase securities of the Corporation;
•	Buying a “put option” giving the holder an option to sell securities of the Corporation; and
•	Pledging Algonquin securities as security for a limited recourse or non-recourse loan.

All reporting insiders are required to: (i) obtain written pre-clearance of any proposed trade of securities of Algonquin from two of the designated Insider Trading Policy Administrators before effecting the trade, at least one of whom must be the Board Chair or the chair of the Audit & Finance Committee; and (ii) disclose all trading activity pursuant to Canadian securities laws. As required by Canadian securities laws, reporting insiders must file insider reports via the internet-based System for Electronic Disclosure by Insiders. Management regularly reviews the Insider Trading Policy to reflect current best practices and legal developments.
Conflicts of interest

Directors are required to declare any conflict of interest which they may have in a matter before the board and to refrain from voting in respect of the matter in which the director is interested.

2025 MANAGEMENT INFORMATION CIRCULAR	47

Related party transactions policy

The board has adopted a related party transactions policy. The policy defines a “Related Party Transaction” as a transaction, arrangement, or relationship in which the Corporation or any of its subsidiaries is a party and the amount of the transaction when aggregated with all similar transactions exceeds $nil and in which a Related Party has a direct or indirect material interest.

A “Related Party” is defined as:
•
Any person who is, or at any time since the beginning of the Corporation’s last fiscal year was, a director or executive officer of the Corporation. An executive officer of the Corporation is someone responsible for achieving the objectives of the entity and who has the authority to establish policies and make decisions by which those objectives are to be pursued. Executive officers normally include the chief executive officer, chief operating officer, presidents in charge of principal business functions (such as sales, administration, or finance), and other persons who perform similar policy-making functions;

•	Any shareholder who beneficially owns in excess of 5% of the outstanding common stock or voting interests of the Corporation or any subsidiary of the Corporation;
•
A person who is an immediate family member of any director or executive officer (which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter- in-law, brother-in-law, sister-in-law, and any person other than a tenant or employee sharing the house of such director or executive officer);

•
Any firm, corporation, charitable organization, or other entity in which any of these persons is employed or an officer, general partner, principal, or in a similar position or in which any such person, taken together with all parties related to such person, has a beneficial ownership interest of 10% or more or can significantly influence the management or operating policies of the other party to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and

•	Any trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by, or under the trusteeship, of management.

Pursuant to the policy, all Related Party Transactions require review by the disinterested members of the board who must be satisfied that the transaction is on terms and conditions that are in, or are not inconsistent with, the best interests of the Corporation and the Shareholders. In circumstances where it is not practical to wait until the next meeting of the board, the policy authorizes the Board Chair to review and approve a Related Party Transaction unless the Board Chair is a Related Party in the Related Party Transaction.

48

Non-employee director compensation

Compensation
decision-making process

The HRCC reviews the amount and form of non-employee directors’ compensation with a view to aligning the interests of directors and Shareholders and providing market-competitive compensation. Any changes to non-employee directors’ compensation are approved by the Board following the HRCC’s recommendation.

The HRCC works with its independent compensation advisor to develop appropriate benchmark data to align the compensation paid to non-employee directors with the market median level of compensation earned by directors at comparable organizations in the U.S. The same U.S. benchmarking peer group is utilized for director compensation and executive compensation (see “Compensation Comparator Group” starting on page 57 for more details with respect to the executive compensation peer groups, which consist of both a Canadian-based peer group and a U.S.-based peer group). The market median of the U.S. benchmarking peer group is used for directors because the majority of the Corporation’s business is based in the U.S. and the board seeks to attract and retain directors with industry and market experience in that jurisdiction. The HRCC also takes into account director remuneration levels at public companies in Canada that are listed on the TSX. As part of its review, in addition to competitive market data, the HRCC considers the responsibilities and time commitment required of directors in the fulfillment of their responsibilities.

A significant portion of non-employee director compensation is paid in the form of DSUs granted under the Corporation’s Directors’ Deferred Share Unit Plan (the “DSU Plan”). This approach creates alignment with the long-term interests of Shareholders as the value of one DSU is equal to the value of one Common Share and directors cannot redeem DSUs until after they have left the board. Directors may elect annually to receive additional portions of their annual remuneration in DSUs rather than cash. For 2024, Ms. Barnes elected to receive 15% of the cash portion of her retainer in the form of additional DSUs and, following his appointment on June 4, 2024, Mr. Lopez elected to receive 100% of the cash portion of his retainer in the form of additional DSUs for the period of July 1, 2024 to December 31, 2024.

In 2024, changes were made to non-employee director compensation. The annual directors’ retainer and Board Chair retainer increased to US$240,000 and US$317,500, respectively, and meeting attendance fees for board and committee meetings were removed. A travel fee of US$1,500 was payable for travel exceeding 1,000 km on a roundtrip basis to meetings of the board and its committees and other board-related events or activities, such as educational seminars. Directors are also entitled to be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the conduct of the Corporation’s business. In 2024,the chairs of the Audit & Finance Committee, Corporate Governance Committee, HRCC, and Risk Committee received an additional retainer of US$17,500, US$12,500, US$16,250, and US$12,500, respectively. See “Non-employee director retainers and fees” on page 50.

Mr. Huskilson received no remuneration for serving as a director in 2024. Mr. Huskilson’s compensation for serving as CEO is described under the heading “CEO compensation” on page 53.

2025 MANAGEMENT INFORMATION CIRCULAR	49

Non-employee director retainers and fees

The following table summarizes the retainers and fees payable to the non-employee directors during 2024.

Annual board retainers and fees	2024 retainer/fee
Board Chair
Annual cash retainer	US$158,750
Annual equity retainer (DSU value received)	US$158,750
Annual board retainer – board members
Annual cash retainer	US$102,500
Annual equity retainer (DSU value received)	US$137,500
Travel fee[1]	US$1,500
Additional retainers
Chair of the Audit & Finance Committee	US$17,50
Chair of the Corporate Governance Committee	US$12,500
Chair of the HRCC	US$16,250
Chair of the Risk Committee	US$12,500
1.	Travel fees are payable for any travel exceeding 1,000 km on a roundtrip basis to attend meetings, board-related events, or educational conferences and seminars.

The DSU Plan

The DSU Plan is intended to promote a greater alignment of long-term interests between non-employee directors and Shareholders. The board utilizes the DSU Plan as part of the Corporation’s overall non-employee director compensation and has adopted a policy of paying a significant portion of the annual board retainer and Board Chair’s retainer in the form of DSUs, which cannot be redeemed by a director until after he or she leaves the board. Since the value of DSUs increases or decreases in lock-step with the price of the Common Shares, DSUs align the long-term interests of directors with those of the Shareholders by tying the realizable value of a significant portion of the directors’ compensation to share price performance.

The maximum number of Common Shares that may be issued from treasury under the DSU Plan in settlement of vested DSUs is currently 2,000,000 (which as at December 31, 2024 represented approximately 0.26% of the issued and outstanding Common Shares).

As at December 31, 2024, 276,097 Common Shares had been issued from treasury in settlement of vested DSUs, representing 0.04% of the issued and outstanding Common Shares as at that date. As at December 31, 2024, 601,838 additional Common Shares were issuable under outstanding DSU awards, representing 0.08% of the issued and outstanding Common Shares as at that date. A more detailed description of the DSU Plan can be found at Schedule “E”.

The table below summarizes certain ratios as at December 31, 2024, 2023, and 2022 regarding the DSU Plan, namely dilution, burn rate, and overhang. Dilution and overhang are measured as a percentage of the total number of Common Shares outstanding as of December 31, 2024, 2023, and 2022 and burn rate is measured using the weighted average number of Common Shares outstanding during the relevant years as noted.

		December 31, 2024	December 31, 2023	December 31, 2022
Dilution	Total number of DSUs outstanding divided by total number of Common Shares outstanding as at the end of the year noted.	0.08%	0.11%	0.09%
Burn rate	Total number of DSUs granted in the year, divided by the weighted average number of Common Shares outstanding during the year noted.[1,2]	0.03%	0.03%	0.02%
Overhang	Total DSUs outstanding plus the number of DSUs available to be granted pursuant to the DSU Plan, divided by the total number of Common Shares outstanding as at the end of the year noted.[3]	0.22%	0.13%	0.14%

1.
The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period, multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period. The weighted average number of securities outstanding is calculated in accordance with the CPA Canada Handbook and as such may be amended or superseded from time to time.

2.	The total number of DSUs granted in each year was as follows: 2024 – 250,369; 2023 – 181,328; and 2022 – 120,513.
3.
The total number of DSUs that can be issued under the DSU Plan as at December 31, 2024 is 1,122,065 (being 2,000,000 reserved less DSUs outstanding of 601,838 and 276,097 previously vested and settled).

50

Non-employee director compensation table

For the year ended December 31, 2024, each non-employee director earned the amounts indicated below on account of retainer and travel fees.

Director	Cash fees earned[1]	Share-based awards[1,2]	All other compensation	Total
D. Randall Laney Chair of the Board	$195,288	$193,734	-	$389,022
Melissa Stapleton Barnes Chair, HRCC	$153,501	$213,689	-	$367,190
Amee Chande Chair, Risk Committee	$163,429	$189,182	-	$352,611
Daniel S. Goldberg Chair, Corporate Governance Committee	$163,535	$189,182	-	$352,717
Dilek Samil Chair, Audit & Finance Committee	$177,570	$189,182	-	$366,752
David Levenson[3]	$162,538	$142,903	-	$305,441
Brett C. Carter[4]	$151,039	$95,865	-	$246,904
Christopher Lopez[5]	$74,692	$167,328	-	$242,020
Kenneth Moore[6]	$92,222	$92,222	-	$184,444
Masheed H. Saidi[7]	$70,879	$79,877	-	$150,756

1.	Amounts in this column were converted from US$ to $ using the following exchange rates: Q1 – $1.3463/US$1.00; Q2 – $1.3684/US$1.00; Q3 – $1.3499/US$1.00; and Q4 – $1.4389/US$1.00.
2.
All non-employee directors receive part of their annual retainer in the form of DSUs. A DSU has a value equal to one Common Share. DSUs cannot be redeemed until the director retires, resigns, or otherwise leaves the board. Mr. Laney, as Board Chair, received 50% of his annual retainer in DSUs and all other non-employee Directors received at least US$137,500 of their annual retainers in DSUs. Directors may elect each year to receive more than the mandated amount of their compensation in the form DSUs. For 2024, Ms. Barnes elected to receive 15% of the cash portion of her retainer in the form of additional DSUs and, following his appointment on June 4, 2024, Mr. Lopez elected to receive 100% of the cash portion of his retainer in the form of additional DSUs for the period of July 1 to December 31, 2024.

3.	Mr. Levenson was appointed to the board on February 1, 2024. Mr. Levenson’s pro-rata quarterly retainer payment for the period of February 1 to March 31, 2024 was made entirely in cash.
4.	Mr. Carter was appointed to the board on April 18, 2024. Mr. Carter’s pro-rata quarterly retainer payment for the period of April 18 to June 30, 2024 was made entirely in cash.
5.
Mr. Lopez was appointed to the board on June 4, 2024. Prior to being appointed as a director, Mr. Lopez attended board meetings as an observer. Mr. Lopez received an honorarium of $41,832 (cash) for his service in 2024 prior to his appointment. Mr. Lopez’s pro-rata quarterly retainer payment for the period of June 4 to June 30, 2024 was made entirely in cash.

6.	Mr. Moore resigned from the board on June 4, 2024.
7.	Ms. Saidi resigned from the board on June 4, 2024.

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Executive compensation HRCC’s letter to Shareholders

Dear Shareholder,

One of the HRCC’s primary responsibilities is to reinforce Algonquin’s pay-for-performance philosophy. The HRCC continues to take advice from its independent compensation advisor and assess a range of compensation outcomes for executives prior to making recommendations to the board.

While the Corporation is executing its ongoing strategic evolution to a pure-play regulated utility and is making progress towards improving its financial performance through its strategic simplification plan, we are cognizant that there is still significant room for improvement. Having taken this into account, the HRCC believes that the executive compensation decisions approved by the board appropriately balanced the experience of our Shareholders with the important contributions made by management to Algonquin’s future success.

More specifically, the executive compensation decisions approved by the board and described in the pages that follow resulted in the total direct compensation realized or realizable in 2024 by our NEOs who were in their roles for the full year and who had PSUs that vested in 2024 (i.e., Messrs. Myers and Norman and Ms. Tindale) being on average 49.6% of their pay reported in the Summary Compensation Table (see page 82) and their total direct compensation realized or realizable in 2024 being on average 52.6% of their target total direct compensation (see page 54).

This letter summarizes the HRCC’s approach to executive compensation and other key initiatives in 2024 and highlights our priorities for 2025. We trust that the information that follows, including the compensation discussion and analysis, will provide you with the information necessary to make an informed decision as you cast your vote on our approach to executive compensation at the meeting on June 3, 2025.
2024 highlights and pay decisions

In 2024, the Corporation made significant progress on several key strategic and business initiatives to strengthen our foundation for future performance.
•
The Corporation completed the sale of its 42.2% equity interest in Atlantica Sustainable Infrastructure plc.In addition, shortly following year-end, in January 2025, the Corporation completed the Renewables Sale. The completion of these transactions marked a significant milestone in the Corporation’s execution of its go-forward strategy as a pure-play utility.

•
The Corporation successfully finalized several rate cases in its regulated business, including at its New York Water, Bermuda Electric, Midstates Gas Illinois, and Midstates Gas Missouri utilities. The implementation of rate increases following these cases contributed to the revenues and overall financial performance of the regulated business.

•
The Corporation completed the final deployment of its integrated customer solution technology platform, which includes customer billing, enterprise resource planning systems, and asset management systems. Implementation of this platform along with other organizational restructuring are intended to optimize the performance of the Corporation’s regulated business over the longer term.

•	The Corporation achieved industry top-quartile safety performance with a total Severity Based Lagging Indicator of 0.39. The Corporation ended 2024 with only two lost-time injuries during the year.
•	The Corporation sustained its “AAA” ESG rating by MCSI Inc. and is positioned among the top 15% of all companies rated.
•	The Corporation continued to enhance its cybersecurity posture by taking further steps to protect information, improve defense and incident response, and foster a culture of security awareness.
•	The Corporation took steps to improve its internal cost management and budgeting processes, increasing the efficiency of its business units.

52

These financial and non-financial accomplishments were reflected in the 2024 Corporate Scorecard result, which was calculated at 91% of target (see “Short-term incentive plan” beginning on page 63 for additional details).

The 2022 PSU awards vested at 29.5% of their original grant date value, based on the closing price of the Common Shares on the TSX on December 31, 2024 of $6.38. The number of PSUs that vested was 70.4% of the original grant (excluding accrued dividend equivalent units) based on the performance factor achieved (see “2022 PSU award performance results” beginning on page 70 for additional details).

2024 committee initiatives

The HRCC’s most significant area of focus in 2024 was continued succession planning for the role of CEO. Throughout and following the appointment of Christopher Huskilson as Interim CEO effective August 10, 2023, and as CEO effective May 10, 2024, the HRCC continued to progress its search for a long-term CEO candidate to lead the Corporation as a “pure-play” regulated utility business. The HRCC worked with a nationally recognized search firm, interviewed a number of candidates, and involved the board with interviews of the top candidates, before recommending Roderick West as the Corporation’s next long-term CEO.

On January 31, 2025, Algonquin announced that Roderick West would join the Corporation as CEO effective March 7, 2025 and that Chris Huskilson would step down as CEO and continue in his role as a member of the board. Mr. West brings extensive industry experience to the role, given his long and successful tenure at Entergy, including in his most recent position as Group President, Utility Operations, where he was responsible for the operational and financial performance of Entergy’s five operating companies. During his 25 years at Entergy, Mr. West oversaw electric and natural gas distribution, customer service operations, the utility’s engagement with federal, state, and local regulators, shared services functions, and regulated retail commercial development and innovation. His tenure also included leading Entergy New Orleans’ rebuild after Hurricane Katrina.

Following the announcement of Darren Myers’ resignation as CFO on January 14, 2025, the Corporation, in close consultation with the HRCC, began conducting a search for his replacement with the assistance of a leading executive search firm. In the meantime, Brian Chin, the Corporation’s Vice President, Investor Relations, was appointed as Interim Chief Financial Officer effective March 7, 2025.

The HRCC’s other significant initiatives in 2024 included a review of external compensation trends and a review of the Corporation’s short- and long-term incentive plans. Further, the Corporation’s compensation peer groups were refreshed in preparation for the transition to a pure-play regulated utility (see page 58) and substantial revisions were made to the Corporate Scorecard in order to simplify the applicable performance metrics and establish executive team-led priorities to align employees with the Corporation’s key objectives (see page 65). In 2024, the HRCC also selected a new independent compensation consultant following a search and interview process (see page 36).

CEO compensation

Mr. Huskilson’s compensation as Interim CEO was paid entirely in the form of RSUs, which were granted on the first business day of each month. Commencing May 10, 2024, commensurate with his appointment as CEO, Mr. Huskilson received a base salary in addition to RSUs. The annualized value of the RSUs paid to Mr. Huskilson was $5,500,000. The RSUs fully vested on the grant date and may be redeemable for Common Shares at Mr. Huskilson’s election at least two years after the applicable grant date. During his tenure as Interim CEO and CEO, Mr. Huskilson was not eligible to participate in any other incentive or perquisite program offered by the Corporation other than the Corporation’s defined contribution pension plan, which he became eligible for upon his appointment to CEO on May 10, 2024. The HRCC believes that the value of Mr. Huskilson’s compensation appropriately reflects the knowledge, skill, and experience that he brought to the role and the relatively short-term nature of Mr. Huskilson’s tenure as Interim CEO and CEO, and that payment in the form of RSUs that cannot be redeemed for at least two years creates strong alignment with Shareholders’ interests.

Mr. West’s compensation as CEO includes a base salary of $1,250,000, with a target award under the Corporation’s short-term incentive plan (“STIP”) of 110% and a target award under the Corporation’s long-term incentive plan (“LTIP”) of 350%.

Executive compensation components and pay mix

Total target direct compensation for executives (other than for Mr. Huskilson in his capacity as CEO) consists of base salary, short-term incentive, and long-term incentive. Each of these components is described in more detail in the disclosure that follows this letter.

The HRCC believes that compensation should be strongly aligned to performance and the compensation mix for executives reflects this through a significant portion of pay-at-risk. Pay-at-risk is compensation that varies based on performance and/or with the value of the Common Shares. For 2024, the target compensation mix for the NEOs other than Mr. Huskilson ranged from 67% to 73% at risk. Mr. Huskilson’s compensation was 100% at risk during his tenure as Interim CEO and became 80% at risk upon his appointment to CEO on May 10, 2024. Mr. West’s target compensation mix for 2025 is 82% at risk.

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NEO compensation mix — 2024 pay at risk

Other NEOs

2024 realized and realizable compensation

The HRCC assessed the realized and realizable value of executive compensation in 2024. As shown in the table below, the realized and realizable total direct compensation for the NEOs who held their executive roles with the Corporation during all of 2024 and who had PSUs that vested in 2024 was on average 52.6% of their targets. These compensation values reflect the Corporation’s financial performance and the experience of Shareholders in 2024 and demonstrates the alignment of pay with performance.

	Salary paid	Annual incentive award	PSU value realized[1]	Option value vested[2]	Aggregate realized/ realizable total direct compensation (“TDC”)	2024 target TDC	2024 aggregate realized/realizable TDC as a % of target TDC
Darren Myers	$750,000	$0	$140,130	$0	$890,130	$2,737,500	32.5%
Jeff Norman	$610,000	$0	$160,521	$0	$1,238,040	$1,921,500	64.4%
Jennifer Tindale	$580,000	$349,856	$148,743	$0	$1,078,599	$1,769,000	61.0%

1.	Performance Share Unit Value Realized is the value of PSU awards that vested on December 31, 2024.
2.	Option Value Vested is the in-the-money value as of December 31, 2024 of options that vested during the year.

2025 outlook

Among the HRCC’s top priorities for 2025 is creating the conditions for an effective and efficient leadership transition for both the CEO and CFO. The HRCC is confident Mr. Huskilson’s continued service as a director following the appointment of Mr. West as CEO will help position Mr. West, and the Corporation, for future success. We are grateful for Mr. Huskilson’s leadership, stewardship, and guidance over the course of the last two years. The HRCC will also oversee succession planning for key leadership roles during the Corporation’s ongoing transition to a pure-play utility in an effort to identify and develop the talent, leadership, and skills necessary for the Corporation to meet future strategic objectives and fulfill key roles as needed. Finally, the HRCC will continue to oversee the implementation of changes to the Corporation’s compensation program based on the review completed in 2024, with a view to continuing to simplify the Corporation’s approach regarding its short- and long-term incentive plans.

On behalf of the HRCC,

Melissa Stapleton Barnes
(Chair)

54	ALGONQUIN > LIBERTY

Compensation highlights

A **"pay-for-performance" philosophy** underpins our compensation programs.

Equity ownership guidelines are in place for NEOs.

All members of the HRCC have the **knowledge, experience, and background** necessary to fulfill their duties.

Caps on payouts and vesting conditions are part of overall incentive plan design.

A substantial portion of incentives is deferred to discourage executives from taking short-term or excessive risks.

Executive employment agreements contain **double-trigger provisions** in the event of a change of control.

The HRCC and board may exercise discretion when **circumstances warrant an outcome different** than what incentive plan formulas produced.

Performance-based compensation is subject to our **compensation clawback policy**.

An independent consultant is engaged by the HRCC to **establish appropriate comparators for compensation** and to develop compensation for executives that is competitive in the market.

Executive pay is aligned with Shareholder interests by having a significant component at risk and **tied to both short- and long-term objectives**, including relative total shareholder return performance in the case of PSU awards.

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Compensation discussion and analysis

Annual compensation
decision-making process

The board has developed a comprehensive annual process for making decisions regarding compensation for the executive officers of the Corporation. This process involves the following steps:

•
CEO recommendations
Management identifies target compensation ranges using peer group and compensation trend information. The CEO makes recommendations regarding executive compensation to the HRCC based on those compensation ranges, internal equity considerations, and performance against objectives.

•
HRCC review
The HRCC considers these recommendations using benchmark information with the assistance of an independent compensation consultant and other information as required, and makes recommendations to the board.

•	Board approval The directors consider and approve the compensation of the CEO and the other executive officers.

The foregoing process is completed within the first quarter of each year. As part of the process, the board, in consultation with the HRCC, also sets the individual and leadership performance objectives for the CEO for the coming year. Performance and leadership objectives for the other executive officers are set by the CEO.
For the purposes of determining bonuses under the Corporation’s STIP, the board, on the recommendation of the HRCC, annually approves the corporate scorecard which sets out objectives against which corporate performance is measured (the “Corporate Scorecard”). The Corporate Scorecard results are used in the determination of bonuses for executive officers and other employees in conjunction with performance assessed against individual objectives and, for certain employees below the executive officer level, business unit or divisional objectives.

The HRCC works with an independent compensation advisor to monitor the effectiveness of the Corporation’s compensation policies, plans, and programs to enable the Corporation to be competitive and attract, retain, and motivate executives and other employees and reward achievement of the Corporation’s goals.

To allow the HRCC and board to establish compensation levels that are appropriate and remain market competitive, the independent consultant conducts a complete benchmarking review at least every two years. Typically, the review scope includes a review and, if appropriate, amendments to the constituents of the Comparator Group (as defined on page 57), competitive market reviews of executive compensation levels, review and observations of current executive compensation philosophy, policies, and practices, and a review of pay and performance alignment.

56	ALGONQUIN > LIBERTY

Compensation
Comparator Group

To establish appropriate compensation levels relative to the Corporation’s peers, the HRCC worked with its independent compensation advisor to develop a comparator group of Canadian and U.S. organizations primarily engaged in Algonquin’s business sectors (utilities, independent power producers, and other sectors of similar complexity) (the “Comparator Group”). The Comparator Group was refreshed in 2024 to reflect the Corporation’s transition to a pure-play regulated utility and with the intention that both the Canadian and U.S. groups (described as follows) would consist of an adequate number of peers within a reasonable range of Algonquin’s size. The comparators were reviewed in anticipation of the completed sale of the renewable energy business.

The Comparator Group consists of a Canadian-based peer group (the “Canadian Comparator Group”) and a U.S.-based peer group (the “U.S. Comparator Group”). The Canadian Comparator Group was developed by considering general industry peers having a similar total enterprise value, asset size, revenues, and business model to the Corporation. The limited number of direct industry peers in Canada of similar size required broader selection criteria to develop an appropriate peer group. The U.S. Comparator Group was developed from industry peers selected based on similar operations and with similar total enterprise value, asset size, and revenues.

The Canadian Comparator Group consists of 14 companies with a median total enterprise value of US$9.23 billion, median total asset value of US$8.65 billion, and median revenues of US$4.67 billion.1 The U.S. Comparator Group consists of 22 companies with a median total enterprise value of US$8.87 billion, median total asset value of US$10.76 billion, and median revenues of US$2.52 billion. The market benchmarking for the Corporation’s compensation structure is based on compensation data from the Comparator Group. Comparator Group total enterprise value, assets, and revenues are as of November 1, 2024, the time at which the benchmarking analysis was conducted.

1.	Amounts in respect of the Canadian Comparator Group were converted from $ to US$ using the 12-month trailing exchange rate as of November 1, 2024 of US$1.00/$1.3614.

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The Comparator Group for 2024 consists of the following entities:

While the intention is to use a consistent list of comparators from year to year, the comparators used for compensation review are subject to periodic change due to the availability of relevant pay data, mergers and acquisitions, dispositions, and relevance of new comparators based on updated financial metrics or business focus.

1.
As compared to 2023: (i) the following Canadian peers were removed in 2024: ATCO Ltd., GFL Environmental Inc., Northland Power Inc., and Open Text Corporation, and (ii) the following Canadian peers were added in 2024: ARC Resources Ltd., Gibson Energy Inc., Keyera Corp., MEG Energy Corp., Superior Plus Corp., Tidewater Midstream and Infrastructure Ltd., and Veren Inc.

2.
As compared to 2023: (i) the following U.S. peers were removed in 2024: Avangrid, Inc., Center Point Energy, Inc., Clearway Energy, Inc., CMS Energy Corporation, PNM Resources, Inc., The AES Corporation, and UGI Corporation, and (ii) the following U.S. peers were added in 2024: ALLETE, Inc., American Water Works Company, Inc., Avista Corporation, Essential Utilities, Inc., Evergy, Inc., Hawaiian Electric Industries, Inc., National Fuel Gas Company, New Jersey Resources Corporation, Northwest Natural Holding Company, NorthWestern Energy Group, Inc., ONE Gas, Inc., Southwest Gas Holdings, Inc., Spire Inc., and TXNM Energy, Inc.

58	ALGONQUIN > LIBERTY

Risk management
and compensation

The board has implemented compensation policies and practices intended to mitigate the risk of executives and employees taking inappropriate or excessive risks. These policies and practices include:

•	STIP payouts are capped at 200% of target awards;

•	A cap on the maximum performance factor under the Share Unit Plan which limits the number of PSUs that can vest to 240% of the number initially granted;

•	Termination and severance provisions with double triggers in the event of a change in control;

•	A compensation clawback policy;

•	Inclusion of non-financial performance measures in incentive compensation plans; and

•	Board discretion to amend the final payouts under the incentive compensation programs.
As part of the HRCC’s oversight responsibilities for the design and administration of the Corporation’s executive compensation programs, the HRCC identifies and discusses plan design features or processes that may potentially represent conflicts of interest and/or inducements for inappropriate or excessive risk-taking by senior management.

The HRCC also satisfies itself as to the adequacy of the information it receives, the independence of the review, and reporting of financial results on which important compensation decisions (e.g., the amount of annual incentives to be paid) are based.

These existing safeguards notwithstanding, the HRCC periodically reviews the relationship between enterprise risk and the Corporation’s executive compensation plans and policies to confirm that they continue to be aligned with Shareholder interests while maintaining an acceptable level of risk exposure.

Fees paid to compensation consultants

The fees paid by the Corporation to compensation advisors for the work performed in the last two years are as follows:

Advisor	2024 Executive compensation-related fees	All other fees[1]	2023 Executive compensation-related fees	All other fees[1]
Hugessen Consulting Inc.	$125,702	-	$381,547	-
Willis Towers Watson	$99,355	-	-	-
Mercer (Canada) Limited	-	$613,656	-	$162,101

1.
All other fees are fees for work undertaken by the advisor for management relating to the collection of market data or database access, benchmarking, pension investment counsel, or benefits advice, including due diligence services relating to employee pension and benefits in relation to potential acquisitions, and integration work for employee benefits plans for acquired businesses.

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Named Executive Officer compensation

This section discusses
the elements of compensation
for the NEOs in 2024, namely:

•	Christopher Huskilson, Interim Chief Executive Officer (“Interim CEO”) until May 10, 2024 and Chief Executive Officer (“CEO”) from May 10, 2024 until March 7, 2025;

•	Darren Myers, Chief Financial Officer (“CFO”) until March 7, 2025;

•	Jennifer Tindale, Chief Legal Officer (“CLO”);

•	Sarah MacDonald, Chief Human Resources Officer (“CHRO”) until August 8, 2024 and Chief Transformation Officer (“CTO”) from August 8, 2024 to present; and

•	Jeff Norman, President, Renewable Energy Business (“PREB”) until January 8, 2025.

Executive Transitions
in 2024 and 2025

Changes in the Corporation’s leadership team, and specifically its NEOs, were made in 2024 and early 2025 as the Corporation continued its transition to a pure-play regulated utility. Effective January 2, 2024, Jeff Norman, who had previously served as the Corporation’s Chief Development Officer, was named President, Renewable Energy Business. In this role, Mr. Norman assumed responsibility for the overall direction of the Corporation’s renewable energy group in anticipation of its eventual sale. On August 8, 2024, the Corporation appointed Sarah MacDonald as CTO. As of such date, in addition to her responsibilities in her role as CHRO, Ms. MacDonald assumed responsibility for utility operations and customer service. On January 8, 2025, in connection with the sale of the Corporation’s renewable energy business, Mr. Norman departed from the Corporation. On March 7, 2025, Roderick West joined the Corporation as CEO, replacing Christopher Huskilson, who had served as Interim CEO from August 10, 2023 until May 10, 2024 and as CEO from May 10, 2024 until March 7, 2025. Mr. Huskilson continued in his role as a member of the board. Separately, effective March 7, 2025, Darren Myers resigned from his role as CFO. Brian Chin, the Corporation’s Vice President, Investor Relations, was appointed as Interim CFO effective March 7, 2025. Mr. Myers remained with the Corporation in a consultant role from March 7, 2025 until his departure on March 17, 2025.

60	ALGONQUIN > LIBERTY

Executive compensation
philosophy

The mandate of the HRCC includes the review of the Corporation’s executive compensation philosophy. The Corporation’s executive compensation philosophy is based on pay-for-performance and is designed to attract, motivate, and retain executives, reward them for the Corporation’s financial and operational performance and individual contributions, and facilitate smooth succession processes.

When determining compensation policies and individual compensation levels for the Corporation’s executive officers (other than Mr. Huskilson), the HRCC and board have adopted the following approach:

•
Executive compensation is set with reference to the appropriate Comparator Group. The weighting of the Canadian Comparator Group and U.S. Comparator Group may change depending on executive job location, executive responsibilities, local pay practices, and internal equity.

•
Pay is benchmarked and compared on a total target direct compensation basis (i.e., base salary + target annual short-term incentive + target annual long-term incentive). Benefits, perquisites, and pensions are considered separately and established based upon market data for the market in which the executive is employed.

•
Given that the Corporation holds long-term assets and management decisions in any given year can have long-term implications, overall compensation is designed so that a majority of total target direct compensation is delivered through variable pay-at-risk and longer-term compensation elements.

•
Compensation levels, mix, and incentive plans are designed so that total target direct compensation is generally positioned at or near the median of the relevant Comparator Group. Variable compensation is designed so that compensation is at or near the median level for target performance, above median for above-target performance, and below median for below-target performance.

•	The impact of foreign exchange on compensation data is averaged over multi-year periods to smooth its impact when benchmarking executive compensation.

•	Judgment is applied and discretionary adjustments are made when appropriate to avoid an entirely mechanical process for setting each position’s pay and to strengthen pay-for-performance alignment.

During his tenure as Interim CEO, Mr. Huskilson’s compensation was set at an amount equal to the total target direct compensation of the former CEO and was paid entirely in the form of RSUs. Following his appointment as CEO on May 10, 2024, Mr. Huskilson received a base salary in addition to the RSU awards. The RSUs were fully vested on the grant date but cannot be redeemed for Common Shares for at least two years after the grant date. The HRCC and board believe that this compensation structure appropriately reflected the relatively short-term nature of Mr. Huskilson’s tenure as Interim CEO and CEO while creating strong alignment with the long-term interests of Shareholders.

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Compensation  mix

The Corporation’s compensation program is based on concepts of pay-for-performance, market competitiveness, and internal equity, taking into account the roles and responsibilities of each level of employment in the organization. The program is designed to attract, retain, and motivate strong talent in a competitive business environment, to reward participants when corporate and personal objectives are achieved, and to promote a high-performance culture.

In keeping with the Corporation’s philosophy to link executive compensation to corporate performance, the Corporation’s compensation model includes both base salary and at-risk compensation. At-risk compensation consists of short-term incentives and long-term incentives, both of which are subject to the achievement of performance objectives and, in the case of long-term incentives, share price appreciation and Shareholder returns.

The at-risk component of short-term incentives for executives (other than Mr. Huskilson) depends on the achievement of annual corporate objectives and individual objectives and leadership performance. These objectives, if achieved, add value to the Corporation. Incentive compensation plans are designed to pay larger amounts for superior performance and lower amounts if target performance is not achieved.

Total target direct compensation consists of base salary, target short-term incentive, and target long-term incentive. In setting the total target direct compensation for the NEOs, the HRCC and board take into consideration the advice and recommendations provided by the HRCC’s independent compensation advisor which are based on the compensation earned by similar executive officers in the relevant Comparator Group (see discussion on page 57 under the heading “Compensation Comparator Group”).

The following table shows the dollar value and percentage weighting of each component of the total target direct compensation for the NEOs in 2024.

		Compensation elements				Compensation mix
Name	Base salary	Short-term incentive target	Long-term incentive target	Target total direct compensation	Base salary	Short-term incentive target	Long-term incentive target	Pay-at-risk
Chris Huskilson (CEO)	$1,370,000[1]	$-	$5,500,000	$6,870,000	20%	0%	80%	80%
Darren Myers (CFO)	$750,000	$487,500	$1,500,000	$2,737,500	27%	18%	55%	73%
Jennifer Tindale (CLO)	$580,000	$377,000	$812,000	$1,769,000	33%	21%	46%	67%
Sarah MacDonald (CTO)	$750,000[2]	$487,500	$1,050,000	$2,287,500	33%	21%	46%	67%
Jeff Norman (PREB)	$610,000	$457,500	$854,000	$1,921,500	32%	24%	44%	68%
1.
Until May 10, 2024, Mr. Huskilson served as Interim CEO and did not receive any base salary. This amount reflects the annualized value of the base salary to which Mr. Huskilson was entitled following his appointment as CEO on May 10, 2024.

2.
Prior to August 8, 2024, in her capacity as CHRO, Ms. MacDonald’s base salary was $560,000. Upon her appointment as CTO on August 8, 2024, Ms. MacDonald’s base salary increased to $600,000; she also received a monthly payment of $12,500 as compensation for her new operational responsibilities, which is included in this figure.

62	ALGONQUIN > LIBERTY

Base salary

Base salaries of the NEOs are established at levels which are meant to be competitive with other organizations with similar scope of operations and of comparable size to the Corporation. Base salaries are not a function of any specific relationship to the performance of the Corporation and are reviewed annually by the HRCC.

The board approves any changes to the base salaries of the NEOs based on the recommendations of the HRCC. The HRCC’s recommendations are established through benchmarking relative to the Comparator Group by the HRCC’s independent compensation advisor.

The short-term incentive plan

The STIP is an annual cash bonus plan, the purpose of which is to align compensation with business results and individual performance, thereby promoting behaviours that benefit the Corporation and its Shareholders. Target STIP awards are based on position and market competitiveness and STIP payouts are capped at 200% of the target award.

Short-term incentives are calculated and paid annually based on achievement relative to scorecard goals and objectives as well as individual performance, as described below.

Each NEO (other than Mr. Huskilson) was eligible for an award under the STIP if established corporate and personal goals and objectives were achieved and other conditions met. Each year, the corporate goals and objectives that form the Corporate Scorecard are reviewed and approved by the board on the recommendation of the HRCC. Personal goals and objectives for the NEOs (other than Mr. Huskilson) were determined by the CEO and aligned with the Corporate Scorecard for that year. The amount of the annual STIP award is determined by the aggregate STIP score (“STIP Factor”) achieved by a NEO. The STIP Factor is calculated for each NEO (other than Mr. Huskilson) with 80% weighting assigned to results achieved under the Corporate Scorecard and 20% weighting assigned to individual objectives and leadership performance. The formula for calculating the STIP Factor is set out on page 64.

Mr. Huskilson was not eligible for an award under the STIP or any other short-term incentive plan offered by the Corporation.

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STIP payouts

Annual STIP payouts for the NEOs (other than Mr. Huskilson) were calculated as follows:

The STIP Factor is calculated as follows:

The STIP includes a minimum requirement whereby STIP payouts are limited if a certain financial performance target was not achieved. Specifically, for 2024, if the Adjusted Net EPS1 results were less than the applicable Corporate Scorecard threshold, then for the purposes of calculating the Corporate Scorecard result, all performance metrics would be assessed at the lower of their target or the actual performance achieved.

1.	For additional information on this non-GAAP measure, please see “Caution concerning non-GAAP financial measures” on page 6.

64	ALGONQUIN > LIBERTY

2024 Corporate
Scorecard results

The following discussion and the table depicted on page 66 set out the 2024 Corporate Scorecard objectives and performance results achieved relative to those objectives. The 2024 Corporate Scorecard contained seven objectives that were grouped into two categories, weighted as follows: (i) four non-financial metrics with an aggregate weighting of 40%; and (ii) three financial metrics with an aggregate weighting of 60%. Targets and results noted in the discussion below and the table depicted on page 66 are established and measured based on an exchange rate of $1.28/US$1.00, the 2024 budget rate. Accordingly, reported performance may vary from results in the financial statements of the Corporation for 2024 due to difference in exchange rates used.

The overall 2024 Corporate Scorecard result was 91.0 points out of a target of 100 and a maximum of 200. The score in the non-financial metrics category was 48.0 points out of a target of 40 and a maximum of 80. The Corporation met or exceeded target on several non-financial metrics, including Severity Based Lagging Indicator, Customer

Operational Performance Consolidated Index, and Grow our people and their capabilities. The Customer First Implementation and Stabilization metric met the threshold. In the financial metrics category, the Corporation achieved a score of 41.1 points out of a target of 60 and a maximum of 120. The result was driven by below target performance on the Adjusted Net EPS1, FFO/Debt ratio2, and Funds from Operations1 metrics. The board used its discretion to increase the overall result by 1.9 points, from 89.1 points to 91.0 points in recognition of significant initiatives undertaken by the Corporation in 2024.

The Corporation met threshold on the 2024 Adjusted Net EPS1 metric; therefore, the potential limit on STIP payouts to executives described on page 64 did not apply.

The actual 2024 STIP awards to the NEOs are described under “2024 executive performance highlights” beginning on page 80 and in the Summary Compensation Table on page 82.

1.	For additional information on this non-GAAP measure, please see “Caution concerning non-GAAP financial measures” on page 6.
2.	As used herein for Scorecard purposes, the FFO/Debt metric, a non-GAAP ratio, is calculated in accordance with Standard & Poor’s Financial Services LLC’s (“S&P”) methodology on a consolidated basis, incorporating both continuing and discontinued operations.

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2024 Corporate Scorecard results

Operating excellence for our customers		Weight	Weighted payout (Actual)
Safety — Severity Based Lagging Indicator		10%	15.8%
Customer Operational Performance Consolidated Index		10%	12.2%
	Operating excellence total		28.0%

Sustainability and strategic initiatives	Weight	Weighted payout (Actual)
Grow our people and their capabilities Aligned goals are entered for all employees early in the year	5%	10.0%
Grow our people and their capabilities Timely/relevant employee conversations, and completion of executive priorities	5%	5.0%
Customer First implementation and stabilization	10%	5.0%
	Sustainability and strategic initiatives total	20.0%

Financial excellence supporting profitable growth	Weight	Weighted payout (Actual)
2024 Adjusted Net EPS[1]	25%	12.5%
Maintain low cost of capital through delivering FFO/Debt[2]	20%	14%
2024 Funds From Operations[1]	15%	14.6%
	Financial total	41.1%

1.	For additional information on this non-GAAP measure, please see “Caution concerning non-GAAP financial measures” on page 6.
2.
As used herein for Scorecard purposes, the FFO/Debt metric, a non-GAAP ratio, is calculated in accordance with S&P’s methodology on a consolidated basis, incorporating both continuing and discontinued operations.

66	ALGONQUIN > LIBERTY

The long-term incentive plan

The LTIP is intended to incentivize and reward behaviour that creates long-term value for Shareholders by aligning the interests of executives with long-term Shareholder interests. To achieve this, the future value of the LTIP awards is tied to the value of the Common Shares.
The realization of such value depends on the achievement of performance-vesting criteria and share price growth, which creates a strong link to long-term performance.

For each NEO (other than Mr. Huskilson), prior to 2024, the target long-term incentive award was granted 25% as stock options (“Options”) and 75% as PSUs. In 2024, Options were replaced with RSUs and the target long-term incentive award was granted 25% as RSUs and 75% as PSUs. For 2025, target long-term incentive awards are expected to be granted 50% as RSUs and 50% as PSUs, which is intended to enhance executive retention during the Corporation’s ongoing transition to a pure-play regulated utility. The vehicle mix of the LTIP is reviewed annually to ensure alignment with market practice and to address the needs of the Corporation.

The numbers of RSUs and PSUs granted to the NEOs (other than Mr. Huskilson) as annual long-term compensation awards are determined by the board on the recommendation of the HRCC and are based on the percentage of their total target direct compensation to be granted in the form of long-term incentives. Previous grants of Options, RSUs, and PSUs are not considered when approving new grants, as annual grants are made based on the long-term incentive target.

RSUs and PSUs increase or decrease in value in proportion to the increase or decrease in the market price of the Common Shares over the term of a particular grant.

The Option Plan

The Corporation’s stock option plan (the “Option Plan”) is a “rolling plan” and, as a result, pursuant to the rules and policies of the TSX, all unallocated Options under the Option Plan must be approved by a majority of Shareholders every three years. The Option Plan was last approved by Shareholders at the Corporation’s annual meeting of Shareholders on June 2, 2022 and, as a result, the three-year term of effectiveness prescribed by the TSX in respect of that Shareholder approval will expire on June 2, 2025.

No Options have been granted since the 2023 LTIP plan year and the Corporation does not currently intend to grant any Options as part of the 2025 compensation of its directors, officers, employees, or others. As such, the board, on recommendation of the HRCC, has determined not to seek re-approval from Shareholders of the unallocated Options under the Option Plan at the Meeting. As a result, as of June 2, 2025:

•	the Corporation will not be permitted to grant further Options under the Option Plan until such time as the required Shareholder approval may be obtained in the future; and

•
all Options that have already been allocated and granted under the Option Plan that have not yet been exercised will continue unaffected in accordance with their current terms; provided that, where such an Option is cancelled or terminated, it will not be available for re-grant under the Option Plan until such time as the required Shareholder approval may be obtained in the future.

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In the past, Options that had been granted to executives as part of the Corporation’s annual compensation cycle had a term of eight years and vested in three equal tranches commencing on December 31 of the year of grant and on December 31 of the two subsequent years. A more detailed description of the Option Plan can be found at Schedule “F”.

As of December 31, 2024, the number of outstanding Options was 2,045,079 which represented 0.27% of the total issued and outstanding Common Shares as at that date. The number of available Options as of December 31, 2024 was 46,115,481, which represented 6.01% of the total issued and outstanding Common Shares as at that date and is equal to 8% of the total issued and outstanding Common Shares as at that date, less those Common Shares issuable from treasury under all other securities-based compensation plans and Options outstanding on that date. The number of Common Shares that have been issued pursuant to the Option Plan as of December 31, 2024 was 6,945,565. The number of Common Shares that have been issued pursuant to the Option Plan as a percentage of the issued and outstanding Common Shares as at December 31, 2024 was 0.91%.

The table below summarizes certain ratios as at December 31, 2024, 2023, and 2022 regarding the Option Plan, namely dilution, burn rate, and overhang. Dilution and overhang are measured as a percentage of the total number of Common Shares outstanding as of December 31, 2024, 2023, and 2022, and burn rate is measured using the weighted average number of Common Shares outstanding during the years as noted.

		December 31, 2024	December 31, 2023	December 31, 2022
Dilution	Total number of Options outstanding divided by total number of Common Shares outstanding as at the end of the year noted.	0.27%	0.39%	0.38%
Burn rate	Total number of Options granted in a year divided by the weighted average number of Common Shares outstanding during the year noted.[1,2]	0.00%	0.20%	0.09%
Overhang	Total Options outstanding plus the number of Options available to be granted pursuant to the Option Plan, divided by the total number of Common Shares outstanding as at the end of the year noted.[3]	6.28%	6.48%	6.88%
1.
The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period, multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period. The weighted average number of securities outstanding is calculated in accordance with the CPA Canada Handbook and as such may be amended or superseded from time to time.

2.	The total number of Options granted in each year was as follows: 2024 - Nil; 2023 – 1,368,744; and 2022 – 646,090.
3.	The total number of Common Shares that can be issued under the Option Plan as of December 31, 2024 was 46,115,481.

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The Share Unit Plan

The objectives of the Share Unit Plan are to: (i) align a portion of participating employees’ compensation with the performance of the Corporation over the long-term; and (ii) retain critical employees to drive business success. Under the Share Unit Plan, PSU and RSU awards can be made. Each PSU and RSU awarded represents the opportunity to receive one Common Share (issued from treasury or purchased on the secondary market), or a cash equivalent payment (in either case at the Corporation’s election), at the time of settlement, subject to the satisfaction of performance conditions in the case of PSUs, as described below.

PSUs and RSUs are a component of long-term compensation for employees. PSUs vest based on the achievement of performance criteria specified at the time of grant during the three-year performance period commencing on January 1 of the year of grant and ending on December 31 of the third year after the grant. For 2024, PSU awards make up 75% of the target long-term compensation value for each of the NEOs (other than Mr. Huskilson, who was not eligible for PSU awards). PSUs vest on the last day of the three-year performance period, subject to the degree of achievement relative to the performance criteria. For 2024, RSU awards make up 25% of the target long-term compensation value for each of the NEOs (other than Mr. Huskilson) and vest in three equal tranches on the first, second, and third anniversaries of the award date.

RSUs may also be issued under the bonus deferral program (see discussion on page 73 under the heading “Bonus deferral program”), for retention purposes, or as sign-on or make-whole compensation to attract senior talent. In addition, RSU awards can be made to facilitate retirement and transition of senior executives on a mutually agreeable timeline and terms. RSU awards are typically time-based awards and vest on continuity of employment or compliance with ongoing contractual obligations during the time specified in the applicable award agreement.

RSUs were a component of the compensation payable to Mr. Huskilson during his tenure as Interim CEO and CEO. During this tenure, Mr. Huskilson received a grant of fully vested RSUs on the first business day of each month. The RSUs may be redeemed for an equal number of Common Shares at Mr. Huskilson’s election at least two years after the applicable date of grant. The annualized value of the RSU grants to which Mr. Huskilson was entitled in respect of fiscal year 2024 is $5,500,000.
The maximum number of Common Shares that are issuable from treasury under the Share Unit Plan to settle awards of PSUs and RSUs is currently 14,000,000 (representing approximately 1.82% of the issued and outstanding Common Shares as at December 31, 2024). As at December 31, 2024, 3,063,503 Common Shares have been issued from treasury in settlement of vested PSUs and RSUs, representing 0.40% of the issued and outstanding Common Shares as at that date. As at December 31, 2024, 10,936,497 additional Common Shares were available to be issued from treasury to settle vested PSUs and RSUs issued or to be issued under the Share Unit Plan, representing 1.43% of the issued and outstanding Common Shares as at that date.

Grants may be made under the Share Unit Plan to executives or other employees of the Corporation or of any affiliate of the Corporation. For the purposes of the Share Unit Plan, an “affiliate” is any corporation, partnership, or other entity in which the Corporation, directly or indirectly, has majority ownership interest or which the Corporation controls.

The Share Unit Plan was amended on March 6, 2025 to permit the Market Value for the purposes of the Share Unit Plan to be determined based off of the five-day volume-weighted average price of the Common Shares on either the TSX or the NYSE, at the election of the Plan Committee. Such amendment was within the authority of the board under the Share Unit Plan.

A more detailed description of the Share Unit Plan can be found at Schedule “D”.

PSUs are granted based on a performance period of three calendar years commencing on January 1 of the year in which the PSUs are granted (the “Performance Period”). In addition to the performance criteria specified at the date of grant, a performance modifier is applied to the PSUs based on the cumulative total shareholder return (“TSR”) achieved by the Corporation during the Performance Period relative to a group of peers. For PSUs granted after 2022, the Corporation’s cumulative TSR is measured relative to a blended average of the S&P/TSX Capped Utilities Index and the S&P 500 Utilities Index, with each group having equal weighting. These peer groups are referred to below as the “Index Group”. If the TSR achieved by the Corporation over the Performance Period relative to the TSR for the Index Group for the

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same period is between the 25th and the 75th percentile, the number of PSUs that vest will be modified on a pro-rata basis between 80% to 120%. If the TSR performance of the Corporation is at or below the 25th percentile performance of the Index Group, the number of PSUs that vest will be reduced to 80% of those that would have otherwise vested. If the TSR performance of the Corporation is at or above the 75th percentile of the performance of the Index Group, the number of PSUs that vest will increase to 120% of those that would have otherwise vested. In the latter case, there will be no increase applied to the number of PSUs that vest where the Corporation’s TSR performance is negative over the Performance Period despite strong relative performance when compared to the Index Group.
2022 PSU award performance results
If the achievement for any one performance criteria is above target for the Performance Period, the number of PSUs that vest can be increased to a maximum weighting for the relevant performance criteria as follows: (i) efficiency (160%); (ii) safety (20%); and (iii) sustainability (20%). The maximum number of PSUs that can vest under these performance criteria with the TSR modifier applied, assuming maximum relative TSR performance to the Index Group, is 240% of the PSUs originally granted.

The actual number of PSUs that vest is determined as follows, in accordance with the Corporation’s 2022 Corporate Scorecard achievement factors:

PSUs granted in 2022 had a Performance Period of January 1, 2022 to December 31, 2024. The performance metrics and the results achieved during that Performance Period were:

Performance factor	Target	Weighting	Three-year performance	Performance range achieved	Achieved factor
Efficiency	100 points	80%	45.6 points	> 40 and <= 60	0.48
Safety	1.00 RIR	10%	0.67 RIR	< 0.70 RIR	0.20
Sustainability	700 MW	10%	996	>900 MW	0.20

A.	Total performance factor score	88%
B.	TSR performance modifier	80%
C.	Overall performance and TSR factor (A x B = C)	70.4%
D.	Realized value vs. grant date value	29.5%

70	ALGONQUIN > LIBERTY

The performance factor applied to the 2022 PSU awards was 88%. The TSR performance modifier was 80% due to the Corporation’s TSR performance during the Performance Period being below the 25th percentile of the Index Group, producing an overall performance score of 70.4% Accordingly, the 2022 PSU grants vested at 85.1% of the original number of PSUs awarded when taking into account the overall performance score and additional PSUs granted as dividend equivalents.
The realized value of the 2022 PSU grants, based on the December 31, 2024 closing price on the TSX of $6.38 per Common Share, was 29.5% of the original grant date value. The detailed calculation of the performance factor for the 2022 PSU awards is illustrated below.

For the 2022 PSU grants, the performance metrics achieved during the Performance Period from January 1, 2022 to December 31, 2024 were as follows:

		Weighting	Relative Achievement	Achieved Factor

	Achieved: 45.6 pts.
Efficiency		80%	57.0%	0.48
Average points achieved in the Financial Performance category of the Corporate Scorecard during the Performance Period

	Achieved: 0.67 pts.
Safety
Recordable Incident Rate (“RIR”) relative to the OSHA (as defined below) Average RIR for the Performance Period		10%	200%	0.20

	Achieved: 996 pts.
Sustainability
Development and construction of new renewable energy generation and energy storage projects during the Performance Period		10%	200%	0.20

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2024 PSU grants

The PSUs granted in 2024 had two performance metrics weighted as follows: (i) efficiency: 90%; and (ii) safety: 10%.

The final score on the efficiency metric will be calculated as the arithmetic average percentage of the number of points achieved in the financial metrics category of the Corporate Scorecard for STIP purposes for each year of the Performance Period. For 2024, 41.1 points were scored in the financial metrics category out of a target of 60, which was equivalent to 68.5%. The average percentage achieved on the efficiency metric for the three years of the Performance Period is used to determine the efficiency factor. Target performance on the efficiency metric is defined as 80% to 120% and produces an efficiency factor of 0.9 (due to the 90% weighting for this metric). Maximum performance on the efficiency metric is 200%, which results in an efficiency factor of 1.8.

The final score on the safety metric will be calculated based on the ratio of the average of the actual United States Occupational Safety and Health Administration (“OSHA”) RIR on a consolidated basis across all businesses in North America operated by Algonquin over the Performance Period divided by the published industry average OSHA RIR over the same period. The most recent published average will be used for the third year. The ratio achieved is used to determine the safety factor. Target performance on the safety metric is defined as a ratio of between 0.95 and 1.04 and produces a safety factor of 0.1 (due to the 10% weighting for this metric).
Maximum performance on the safety metric is a ratio of less than 0.7, which results in a safety factor of 0.2. If the ratio is 1.3 or higher, the safety factor will be 0. For 2024, the Corporation achieved a ratio of 0.39.

The sum of the efficiency factor and safety factor at the end of the Performance Period (i.e., December 31, 2026) determines the total performance factor score, with target being 1.0. The performance factor score may be modified positively or negatively by the Corporation’s TSR performance relative to the Index Group over the Performance Period. The combination of the performance factor score and TSR performance determines the percentage of PSUs that vest relative to the number of PSUs originally granted.

Performance metrics are reviewed annually in an effort to align with market practice and to address the needs of the Corporation. For the 2025 annual compensation cycle, relative TSR performance (“rTSR”) will become a standalone metric instead of a performance multiplier. The PSUs granted in 2025 will have two metrics with equal weighting as follows: (i) rTSR (50%); and (ii) cumulative Adjusted Net EPS1 (50)%. The cumulative Adjusted Net EPS1 target will be based on a year-over year growth rate required to achieve the target goal by the end of the three-year performance period. Maximum performance on the combined metrics will be 200%.

1.	For additional information on this non-GAAP measure, please see “Caution concerning non-GAAP financial measures” on page 6.

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Bonus deferral program

With a view to facilitating increased equity ownership among senior leaders, the board established a bonus deferral program for eligible employees of the Corporation and its affiliates. Employees who hold positions above the level of senior manager are eligible to participate. Eligible employees may elect, prior to any calendar year, to defer up to 100% of their annual STIP award for that year and receive the deferred amount in RSUs issued under the Share Unit Plan. RSUs issued under this program are fully vested and may be settled in Common Shares issued from treasury, Common Shares purchased on the secondary market, or in cash (at the Corporation’s election). Any bonus amount deferred is tax-deferred until the issued RSUs are settled. A participating Canadian employee may elect at any time after issuance of the RSUs to have them settled at a specified date in the future within the timeframes permitted under the program. The program allows for settlement of RSUs to be deferred for a period ending no later than December 31 of the second year following retirement or termination of employment. RSUs for participating U.S. employees will be settled in Common Shares, one-half
(1/2) on July 1 of the first calendar year following the year in which such employee separates from service with the Corporation and the remaining one-half (1/2) on July 1 of the second calendar year following the year in which such employee separates from service with the Corporation. Employees receive additional RSUs in an amount equivalent to any dividend payable on an equivalent number of Common Shares during the period up to the settlement date of the RSUs. The additional RSUs issuable to reflect dividend payments are issued at the Market Value (as such term is defined in the Share Unit Plan) on the relevant dividend payment date in accordance with the Share Unit Plan.

The table below summarizes certain ratios as of December 31, 2024, 2023, and 2022 regarding the Share Unit Plan, namely dilution, burn rate, and overhang. Dilution and overhang are measured as a percentage of the total number of Common Shares outstanding as of December 31, 2024, 2023, and 2022, and burn rate is measured using the weighted-average number of Common Shares outstanding during the relevant years as noted.

		December 31, 2024	December 31, 2023	December 31, 2022
Dilution	Total number of PSUs/RSUs outstanding divided by total number of Common Shares outstanding as at the end of the year noted.	0.70%	0.54%	0.33%
Burn rate	Total number of PSUs/RSUs granted in the year divided by the weighted average number of Common Shares outstanding during the year noted.[1,2]	0.40%	0.42%	0.17%
Overhang	Total PSUs/RSUs outstanding plus the number of units available to be granted pursuant to the Share Unit Plan, divided by the total number of Common Shares outstanding as at the end of the year noted.[3]	1.43%	0.60%	0.68%

1.
The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period, multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period. The weighted average number of securities outstanding is calculated in accordance with the CPA Canada Handbook and as such may be amended or superseded from time to time.

2.
The total number of PSUs/RSUs granted in each year (net of awards forfeited during the relevant year) was as follows: 2024 – 2,915,074; 2023 – 2,919,948; and 2022 – 1,145,902. The figures include additional units granted due to dividends paid on Common Shares during the relevant year.

3.
The total number of Common Shares that can be issued for vested PSU/RSUs as of December 31, 2024 was 10,936,497 (14,000,000 less the 3,063,503 Common Shares issued as at December 31, 2024 to settle prior awards).

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The ESPP

The Corporation’s Employee Share Purchase Plan (the “ESPP”) enables eligible employees (which includes NEOs, other than Mr. Huskilson) to acquire Common Shares in a convenient and systematic manner, thereby facilitating increased levels of equity ownership in the Corporation.

The maximum number of Common Shares issuable from treasury under the ESPP is currently 6,500,000, representing approximately 0.85% of the issued and outstanding Common Shares as at December 31, 2024. As of December 31, 2024 a total of 3,888,646 Common Shares had been issued from treasury to employees under the ESPP, representing 0.51% of the issued and outstanding Common Shares as of that date. A total of 2,611,354 Common Shares remained issuable from treasury under the ESPP as of December 31, 2024, representing 0.34% of the issued and outstanding Common Shares as of that date.

All regular full-time and part-time employees of the Corporation (including employees of subsidiaries of the Corporation in North America) are eligible to participate in the ESPP. Participants in the ESPP accumulate funds for the purchase of Common Shares through payroll deduction. For employees who are resident in Canada or who otherwise qualify as Canadian dollar participants under the ESPP, the Corporation matches 20% of the first $5,000 contributed by the employee and 10% of the next $5,000 contributed by the employee, for a maximum matching contribution of $1,500 annually. For employees who are resident in the United States or Bermuda or who have been designated by the Corporation as U.S. dollar participants under the ESPP, the Corporation matches 20% of the first US$5,000 contributed by the employee and 10% of the next US$5,000 contributed by the employee, for a maximum matching contribution of US$1,500 annually.
On or about the first business day following the processing of employees’ payroll, all contributions received in respect of each participant are paid in full on behalf of such participant to purchase Common Shares from treasury or, at the election of the Corporation, through market purchases carried out by an independent broker through the facilities of the TSX or NYSE. For employees who are resident in Canada or otherwise qualify as Canadian dollar participants under the ESPP, Common Shares issued from treasury are issued at a price equal to the volume-weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the purchase date. For employees who are resident in the United States or Bermuda or who have been designated by the Corporation as U.S. dollar participants under the ESPP, Common Shares issued from treasury are issued at a price equal to the volume-weighted average trading price of the Common Shares on the NYSE for the five trading days immediately preceding the purchase date. Where the Corporation determines that Common Shares purchased by participants will be acquired through market purchases, an equivalent number of Common Shares will be acquired on the applicable market (with any shortfall from contributions for the purchase of such Common Shares being contributed by the Corporation and any excess being available to the Corporation to apply against costs of administering the ESPP).

The Common Shares reserved for issuance to insiders under the ESPP, together with any other securities-based compensation arrangements of the Corporation, cannot exceed 10% of the outstanding Common Shares, and the number of Common Shares issued to insiders within a one-year period cannot exceed 10% of the outstanding Common Shares.

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The ESPP does not set out a maximum number of Common Shares that may be issued to an individual employee; however, eligible employees may only contribute up to a maximum of $10,000 per year in their respective plan participation currency in any given year. This has the effect of limiting the number of Common Shares that may be issued to any one individual under the ESPP.

The ESPP can be amended by the board at any time, without the approval of the Shareholders, provided that amendments to: (i) increase the number of Common Shares reserved for issuance from treasury under the ESPP; (ii) add categories of persons eligible to participate under the ESPP; (iii) eliminate or decrease the limitations on insider participation set forth previously; (iv) increase the amount of the contributions of the Corporation under the ESPP, provide for Common Shares to be purchased at a discount, increase the amount of any such discount, or otherwise provide for any additional form of financial assistance to participants; or (v) amend the amending provision of the ESPP to eliminate a matter listed as requiring Shareholder approval, will in each case require Shareholder approval. The interest of any participant under the ESPP is not assignable either by voluntary assignment or by operation of law, except upon death or upon mental incompetency. Upon the termination of employment of any participant under the ESPP for any reason whatsoever, all Common Shares held in such participant’s account under the ESPP shall be released to such participant.

The table below summarizes certain ratios as at December 31, 2024, 2023, and 2022 regarding the ESPP, namely, burn rate and overhang. Overhang is measured as a percentage of the total number of Common Shares outstanding as of December 31, 2024, 2023, and 2022 and burn rate is measured using the weighted-average number of Common Shares outstanding during the relevant years as noted.

		December 31, 2024	December 31, 2023	December 31, 2022
Burn rate	Common Shares issued from treasury under the ESPP in the year divided by the weighted average number of Common Shares outstanding during the year noted.[1,2]	0.10%	0.11%	0.07%
Overhang	Total Common Shares available for purchase by employees pursuant to the ESPP divided by the total number of Common Shares outstanding.[3]	0.34%	0.12%	0.25%
1.
The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period, multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period. The weighted average number of securities outstanding is calculated in accordance with the CPA Canada Handbook and as such may be amended or superseded from time to time.

2.	The total number of Common Shares issued for employee purchases under the ESPP during the years noted were as follows: 2024 - 741,849; 2023 – 752,582; and 2022 – 450,603.
3.
The maximum number of Common Shares issuable under the ESPP is currently 6,500,000. As at December 31, 2024, 3,888,646 Common Shares had been issued, with an additional 2,611,354 Common Shares being available for purchase by employees under the ESPP.

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The defined contribution pension plan

The Corporation has established a defined contribution pension plan for its Canadian employees, including NEOs (the “Pension Plan”). Under the Pension Plan, in 2024 the Corporation contributed 6% of eligible earnings up to the annual limit established by Canada Revenue Agency (“CRA”) on behalf of each NEO (other than Mr. Huskilson). No matching contributions were required by the NEOs.For Canadian employees other than the NEOs and certain other senior employees, the Corporation provides an annual contribution of 2% of eligible earnings. The Corporation also double-matches up to an additional 2% of eligible earnings contributed by the employee (i.e., if the employee contributed 2% of eligible earnings, the Corporation’s additional contribution would be 4%, up to a maximum contribution equal to the annual limit established by the CRA). Eligible earnings under the Pension Plan are defined as the annual base salary.
The Pension Plan is administered on behalf of the Corporation by a major Canadian life insurance company.

Under the Pension Plan, employees may retire by ending active employment at any time after reaching the age of 55. Upon retirement, the retired employee will receive retirement income through the purchase of a life or joint life annuity. The amount of retirement income will be dependent upon the accumulated value of the participant’s account in the Pension Plan. There are a number of defined benefit pension plans in place for U.S. employees of operating affiliates of the Corporation. None of the NEOs or other executive officers are eligible to participate in the pension programs offered by the Corporation’s affiliates.

Supplemental executive retirement plan
The Corporation has established a supplemental executive retirement plan (“SERP”) to provide a retirement savings program for executives that is intended to align with market practices in Canada. Under the SERP, the Corporation annually accrues an amount for eligible executives, including NEOs (other than Mr. Huskilson) equivalent to 12% of eligible earnings less any amounts contributed to the Pension Plan during the year. The SERP is an unfunded program under which no annual contributions are funded by the Corporation, with future amounts owing payable from the general revenues of the Corporation. Under the SERP, eligible earnings are the amount of annual base salary and annual cash incentive earned by the participant. Upon cessation of employment with the Corporation, a participant under the SERP receives, at their election, either a one-time taxable lump-sum payment or a series of annual taxable payments for a period not exceeding 15 years with an equal present value. Accrued amounts in the SERP are credited or debited annually by an amount equivalent to the annual return or loss achieved in the Pension Plan, based on the investment mix selected by the participant.

The following table shows the accumulated value from January 1, 2024 to December 31, 2024 for each NEO under the Pension Plan and the SERP.

	Accumulated value at start of year	Compensatory change[1]	Non-compensatory change[2]	Accumulated value at end of year
Chris Huskilson	$0	$32,490	$2,305	$34,795
Darren Myers	$135,008	$171,929	$12,648	$319,586
Jennifer Tindale	$653,240	$199,941	$53,780	$906,961
Sarah MacDonald	$21,167	$82,338	$3,818	$107,323
Jeff Norman	$804,840	$204,544	$48,469	$1,057,853

1.
Includes Pension Plan contributions and unfunded SERP contributions and credits. Mr. Huskilson’s figures represent Pension Plan contributions since his enrollment in the Pension Plan on May 10, 2024 when he was appointed CEO. Mr. Huskilson was not eligible for SERP in 2024.

2.
Non-compensatory change is the amount of annual investment value increase/decrease achieved by a participant in the Pension Plan based on a participant’s individual investment product mix elected in the program.

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Other executive benefits
The Corporation provides executives with additional benefits in accordance with the compensation program objectives and for the purpose of retention and motivation. As part of their 2024 compensation, the NEOs (other than Mr. Huskilson) were eligible to receive the following:

•	Life and accidental death and dismemberment insurance coverage

•	Medical expenses and medical insurance reimbursements

•	Monthly car allowance

•	Health and wellness coverage

Some of these items are considered taxable benefits. The monetary value of the benefits is reported in the “Summary compensation table” on page 82.

Compensation clawback policy
The board has approved a compensation clawback policy applicable to all “Executive Officers” (as that term is defined under applicable securities legislation in Ontario) and to any other employee specifically designated by the HRCC. The policy provides that if there is a restatement of the Corporation’s financial statements due to material non-compliance by the Corporation with any financial reporting requirement under applicable securities laws, then the HRCC shall initiate a process to recoup performance-based compensation paid to the Executive Officers or cancel unpaid or unvested performance-based compensation awarded to the Executive Officers. In this circumstance, the amount to be recouped or cancelled is equal to the difference between the amount of performance-based compensation actually awarded, vested, or paid to the Executive Officers during the relevant period (generally the preceding three years) and the amount of performance-based compensation that would have been awarded, vested, or paid to the Executive Officers had it been calculated or determined based on the Corporation’s restated financial statements. The HRCC may elect not to enforce the clawback policy in limited circumstances following a restatement, including when reasonable attempts have been made to recover the amount and the costs of further enforcement efforts would exceed the amount to be recovered.

The HRCC also has discretion under the compensation clawback policy to recoup or cancel performance-based compensation awarded or paid to an Executive Officer if the board determines that he or she was engaged in misconduct (as defined in the policy). In the case of misconduct, the amount of performance-based compensation recouped or cancelled will be at the discretion of the HRCC after taking into account the factors set out in the policy, including: the nature and severity of the misconduct; the Executive Officer’s position and degree of responsibility; the availability of other remedies or penalties that a third party might impose on the Executive Officer or the Corporation; and the harm or potential harm that the misconduct had or may have on the Corporation and its reputation. If a clawback is required by law or regulatory authority, then the amount of the clawback will be determined with reference to the amount required by law or the regulatory authority.

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Executive Equity Ownership Guideline

The board has established an Executive Equity Ownership Guideline applicable to the NEOs (other than Mr. Huskilson, who resigned as CEO effective March 7, 2025, and is subject to the Non-Employee Director Equity Ownership Guideline (see page 19)). The equity ownership guideline is expressed as a multiple of base salary as shown below.

Executive	Equity requirement
CEO	7x base salary
CFO	3x base salary
PREB, CLO and CTO	2x base salary

The Executive Equity Ownership Guideline provides a transition period for NEOs to achieve their required level of ownership. The transition period ends on the later of: (i) five years from their date of hire or promotion to a NEO role; or (ii) the third anniversary of their most recent salary increase. Notwithstanding the preceding sentence, if a NEO’s ownership falls below the guideline amount due to a decline in the market price of the Common Shares, such NEO will have two years to restore compliance. During such two-year period, such NEO’s equity holdings will be valued at the higher of acquisition cost or market value. If a NEO does not comply with the guideline by the applicable deadline, such NEO must use one-third of his or her base salary to purchase additional Common Shares. In addition, the HRCC may exercise its discretion to award any annual bonus payable to such NEO in the form of Common Shares.
Common Shares and vested RSUs are considered equity holdings for the purposes of determining compliance with the Executive Equity Ownership Guideline.

NEOs may not sell net after-tax Common Shares issued in settlement of vested PSUs until they have met their guideline amount of equity ownership.

The table below shows the equity ownership for each NEO, other than Mr. Huskilson, as of January 2, 2025 using their base salaries in effect on that date. In accordance with the Executive Equity Ownership Guideline, the value is calculated using the volume-weighted average price of the Common Shares on the TSX for the 20 trading days prior to January 2, 2025, which was $6.4855. The equity ownership requirement applicable to Mr. Huskilson is described under “Director equity ownership guideline” on page 19 and his ownership is shown in his profile on page 24. The equity ownership requirement applicable to Roderick West, who was appointed CEO of the Corporation on March 7, 2025, is seven times his base salary, or $8,750,000, and Mr. West has until March 7, 2030, the fifth anniversary of his appointment as CEO, to achieve the level of equity ownership. Mr. West’s ownership as of January 2, 2025 is shown on his profile on page 27.

NEO	Base salary	Ownership guideline value	Common Shares	Common Share value	Vested RSUs	Vested RSU value	Total value	Ownership requirement achieved	Deadline
Darren Myers (CFO)[1]	$750,000	$2,250,000	5,867	$38,050	-	-	$38,050	1.7%	N/A
Jennifer Tindale (CLO)	$580,000	$1,160,000	46,695	$302,840	-	-	$302,840	26.1%	1/1/2027
Sarah MacDonald (CTO)	$750,000	$1,500,000	475	$3,081	-	-	$3,081	0.2%	10/10/2028
Jeff Norman (PREB)[2]	$610,000	$1,220,000	102,162	$662,572	77,858	$504,948	$1,167,520	95.7%	N/A
1.	Mr. Myers resigned as CFO effective March 7, 2025 and from the Corporation effective March 17, 2025.
2.	Mr. Norman departed from the Corporation on January 8, 2025.

Cost of compensation
The cost of compensation ratio expresses the total compensation awarded to the Corporation’s NEOs as a percentage of the Corporation’s revenue for the fiscal year. Total compensation for the NEOs includes base salary, share-based awards, option-based awards, annual incentive plans, long-term incentive plans, pension value, and all other compensation for the year indicated, as set out in the Summary Compensation Table herein. In 2024, the cost of compensation ratio was 0.45%.

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Equity compensation plan information
The table below indicates the number of securities to be issued under the Corporation’s equity compensation plans, the weighted-average exercise price of Options issued under the Option Plan, and the number of securities remaining available for future issuance under equity compensation plans as of December 31, 2024. There are no equity-based compensation plans not approved by Shareholders.

Equity compensation plan category	Number of securities to be issued upon exercise or settlement of outstanding securities	Weighted-average exercise price of outstanding Options	Number of securities remaining available for future issuance under equity compensation plans[1]
Plans approved by security holders:
Option Plan	2,045,079	$14.93	46,115,481[2]
Share Unit Plan	5,396,865[3]	-	5,539,632[4]
ESPP	N/A	-	2,611,354
DSU Plan	601,838	-	1,122,065[5]
Total	8,043,782	$14.93	55,388,538

1.	Amounts exclude the number of securities reflected in the column headed “Number of securities to be issued upon exercise or settlement of outstanding securities”.
2.	The Corporation does not intend to issue any Options in 2025 and, effective as of June 2, 2025, no further Options will be issuable pursuant to the Option Plan.
3.	Represents PSU and RSU awards that have not been settled and does not reflect the performance factor applicable to the PSUs granted in 2022 and which vested on December 31, 2024 (see page 70).
4.	Total is calculated as 14,000,000 less the awards set out in the first numerical column above and less treasury shares issued to settle PSUs and RSUs to December 31, 2024.
5.	Total is calculated as 2,000,000 less the awards set out in the first numerical column and less treasury shares issued to settle DSUs to December 31, 2024.

Performance graph
The following performance graph compares the Corporation’s cumulative TSR, assuming an investment of $100 and reinvestment of dividends, for its Common Shares with that of the S&P/TSX Capped Utilities Index and the S&P/TSX Composite Index for the five-year period commencing January 1, 2020.

Algonquin Power & Utilities Corp. relative performance
Value $100 invested on January 1, 2020 (Assumes reinvestment of all dividends)

	Jan. 1, 2020	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2024
Algonquin (TSX)	$100.00	$119.09	$108.58	$56.05	$56.39	$45.78
S&P/TSX Composite Index	$100.00	$105.60	$132.10	$124.38	$138.99	$169.09
S&P/TSX Capped Utilities Index	$100.00	$115.28	$128.71	$115.11	$115.33	$131.18

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Executive compensation information

2024 executive performance highlights
The following summarizes the key 2024 achievements of the NEOs that had incentive-based compensation during 2024.

Darren Myers
Chief Financial Officer
until March 7, 2025

Mr. Myers’ performance in 2024 included the following key contributions and accomplishments:

•
Key contributor in the execution of the Renewables Sale (which ultimately closed in early January 2025) and the sale of the Corporation’s 42.2% ownership stake in Atlantica Sustainable Infrastructure plc, supporting the Corporation’s transition to a pure-play regulated utility;

•	Led significant capital markets activity with the successful completion of over US$2.3 billion of capital raised;

•	Represented the Corporation to external stakeholders throughout its ongoing transition to a pure-play regulated utility; and

•	Supported the completion and deployment of the Corporation’s integrated customer solution technology platform.

As a result of Mr. Myers resigning as CFO effective March 7, 2025 and from the Corporation effective March 17, 2025, Mr. Myers did not receive a STIP award in respect of 2024.

Jennifer Tindale

Chief Legal Officer

Ms. Tindale’s performance in 2024 included the following key contributions and accomplishments:

•	Negotiated a definitive agreement to effect the Renewables Sale and successfully brought the transaction to completion in early January 2025;

•	Effected the sale of the Corporation’s 42.2% ownership stake in Atlantica Sustainable Infrastructure plc;

•	Advised on complex stakeholder management and disclosure matters;

•	Supported a high volume of regulatory rate cases and secured associated incremental revenues from rate case outcomes; and

•	Provided leadership and strategic direction for significant dispute resolution and litigation matters.

Ms. Tindale’s STIP award is weighted 80% on the Corporate Scorecard result and 20% on her individual objectives and leadership performance. The 2024 Corporate Scorecard result was 91% of target. Based on Ms. Tindale’s key contributions and accomplishments in 2024, the board awarded a score of 100% for her individual objectives and leadership performance which produced an overall STIP award of $349,856, which was equal to 92.8% of her target award.

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Sarah MacDonald
Chief Transformation Officer

Ms. MacDonald’s performance in 2024 included the following key contributions and accomplishments:

•	Conducted a comprehensive review of the Corporation’s incentive plans, resulting in the simplification of performance metrics;

•	Oversaw a reorganization of the Corporation’s utility business in an effort to improve efficiency and operating performance;

•	Assumed oversight of operational and customer service functions in addition to CHRO responsibilities;

•	Executed on a plan to improve the customer experience by reducing billing exceptions, automating more customer processes, and maintaining reliability;

•	Continued a strong focus on safety, achieving industry top-quartile performance; and

•	Supported employment matters in connection with the Renewables Sale and the successful transition of the renewable energy business’ employees.

Ms. MacDonald’s STIP award is weighted 80% on the Corporate Scorecard result and 20% on her individual objectives and leadership performance. The 2024 Corporate Scorecard result was 91% of target. Based on Ms. MacDonald’s key contributions and accomplishments in 2024, the board awarded a score of 150% for her individual objectives and leadership performance which produced an overall STIP award of $501,150, which was equal to 102.8% of her target award.

Jeff Norman
President,
Renewable Energy Business until January 8, 2025

Mr. Norman’s performance in 2024 included the following key contributions and accomplishments:

•
Oversaw the progress of the Corporation’s renewable energy development projects, consistent with the Corporation’s then underway mandate to sell its renewable energy business (excluding the hydro fleet); and

•	Supported the process which ultimately resulted in the Renewables Sale by leading management presentations, responding to due diligence demands, and liaising with prospective buyers.

As a result of his departure from the Corporation as of January 8, 2025 in connection with the Renewables Sale, Mr. Norman did not receive a STIP award in respect of 2024. In addition, during 2024, Mr. Norman was eligible for a lump-sum retention bonus of up to 75% of his base salary and a lump-sum transaction bonus of up to 100% of his base salary with the actual amount payable based on whether the Corporation completed the Renewables Sale. Mr. Norman did not receive any amounts in respect of such bonuses in connection with his 2024 compensation.

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Summary compensation table
The following table sets forth information concerning compensation earned from the Corporation by each of the NEOs for the years ended December 31, 2024, 2023, and 2022.

Name and principal position	Year	Salary	Equity incentive plan compensation		Non-equity incentive plan compensation		Pension value[4]	All other compensation	Total compensation
			Share-based awards[1]	Option-based awards[2]	Annual incentive plans[3]	Long-term incentive plans
Chris Huskilson CEO[5]	2024 2023	$1,004,115 -	$5,499,996 $1,833,336	- -	- -	- -	$32,490 -	$0 -	$6,536,601 $1,833,336
	2022	-	-	-	-	-	-	-	-
Darren Myers	2024	$749,038	$1,501,500	-	$0[7]	-	$171,929	$20,356	$2,442,824
CFO[6]	2023	$700,000	$1,750,000[8]	$350,000	$496,132	-	$104,301	$19,958	$3,420,391
	2022	$223,462	$767,205[9]	-	$131,161	-	$26,874	$9,590	$1,158,292
Jennifer Tindale	2024	$578,077	$813,280	-	$349,856	-	$199,941	$17,731	$1,958,885
CLO	2023	$480,000	$985,280[10]	$168,000	$340,205	-	$121,570	$17,504	$2,112,559
	2022	$474,572	$505,280	$168,000	$156,000	-	$65,994	$17,351	$1,387,197
Sarah MacDonald CTO	2024 2023	$622,100[11] $116,308	$503,353[12] -	- -	$501,150 $33,698	- -	$82,338 $13,957	$20,124 $3,646	$1,729,065 $167,607
	2022	-	-	-	-	-	-	-	-
Jeff Norman	2024	$607,877	$855,498	-	$0[14]	-	$204,544	$20,356	$1,688,275
PREB[13]	2023	$518,000	$545,398	$181,300	$299,798	-	$133,891	$19,958	$1,698,345
	2022	$513,631	$545,398	$181,300	$168,350	-	$61,014	$19,656	$1,489,349

Footnotes to summary compensation table

1.
Amounts shown are the grant date values of (a) Common Shares issued under the ESPP as the Corporation’s matching contributions (see “The ESPP “ beginning on page 74) and (b) PSUs and RSUs awarded under the Share Unit Plan, each as calculated under the respective plan. Details are provided in the following table.

Algonquin awarded the number of PSUs to the NEOs shown in the following table. For 2024, the number reflects PSUs awarded in March as part of the annual compensation cycle, with the exception of a promotional grant received by Ms. MacDonald in August 2024 in the form of RSUs (25%) and PSUs (75%); the PSU grant had an award value of $293,125. The PSUs awarded to Messrs. Myers and Norman in 2024 are considered forfeited as a result of their departure from the Corporation prior to their respective vesting dates. For 2023, the number reflects the PSUs awarded in March as a part of the annual compensation cycle. The PSUs awarded to Messrs. Myers and Norman in 2023 are considered forfeited as a result of their departure from the Corporation prior to their respective vesting dates. For 2022, the number reflects PSUs awarded in March as part of the annual compensation cycle, with the exception of Mr. Myers, whose PSUs were an on-hire award granted in August. The PSUs awarded to each of Messrs. Myers and Norman in 2022 vested prior to the respective dates that they departed from the Corporation.

The number of PSUs that vest can vary from 0 to 240% of the original number of PSUs granted, depending on the Corporation’s performance against the pre-established objectives over the three-year Performance Period and also dependent upon the TSR achieved by the Corporation over the three-year Performance Period relative to the TSR achieved by companies in a peer index (see “The Share Unit Plan” beginning on page 69).
PSUs granted as dividend equivalents between the grant date and settlement date are not included in the numbers shown in the following table.

	2024	2023	2022
Chris Huskilson	-	-	-
Darren Myers	132,440	117,426	26,455
Jennifer Tindale	71,694	56,364	27,408
Sarah MacDonald	50,449	Nil	Nil
Jeff Norman	75,402	60,826	29,578

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For purposes of compensation (i) the PSUs granted prior to June 4, 2024 were valued using the market price of the Common Shares at the end of the quarter preceding the grant date, and (ii) the PSUs granted after June 4, 2024 were valued using the market price of the Common Shares as at the grant date, in each case calculated in accordance with the Share Unit Plan. For purposes of financial statement disclosure, the PSUs were valued using the closing market price of the Common Shares on the grant date as set out in the table below. The table below shows the difference between the grant date value for compensation purposes and the grant date value used for purposes of financial statement disclosures which is due to the change in market price between those two dates.

		Grant date
	Grant date	value for
	value for	financial
	compensation	statement	Difference
	purposes	disclosure	per unit
2024 – August Grant	$7.23	$7.23	$0.0
2024 – March Grant	$8.49	$8.15	$0.34
2023 – March grant	$8.94	$10.99	$2.05
2022 – August grant	$17.64	$18.04	$0.40
2022 – March grant	$18.39	$19.39	$1.00

Algonquin awarded the number of RSUs to the NEOs as shown in the table below. Mr. Huskilson received grants of RSUs as a component of his compensation following his appointment as Interim CEO effective August 10, 2023, with the initial grant received in October 2023. The value of the monthly grants was $458,333, except for the initial grant in October 2023 which was valued at $916,670 to account for approximately two months of service. The RSUs granted to Mr. Huskilson were fully vested on their grant dates. They can be redeemed for an equal number of Common Shares at Mr. Huskilson’s election at least two years after the applicable grant date. The RSUs in 2024 were awarded in March as a part of the annual compensation cycle and Ms. MacDonald received a promotional grant in August 2024 in the form of RSUs (25%) and PSUs (75%). The RSUs granted to Ms. MacDonald pursuant to such promotional award had a grant value of $97,708 and vest in three equal tranches on the first, second, and third anniversary of the grant date.
The RSUs granted to Messrs. Myers and Norman as part of the annual compensation cycle in March 2024 vest in three equal tranches on the first, second, and third anniversary of the grant date. Mr. Myers’ first tranche (14,716 RSUs as of the grant date) vested prior to the date that he departed from the Corporation; Mr. Norman’s first tranche, and the second and third tranches for both Mr. Myers and Mr. Norman, are considered forfeited as a result of their departure from the Corporation prior to the respective vesting dates. The RSUs granted to Mr. Myers in 2023 were a one-time grant for retention purposes with a grant date value of $700,000; these RSUs were considered forfeited on the date of his departure from the Corporation, prior to their March 27, 2026 vesting date. The RSUs granted to Mr. Myers in 2022 were an on-hire award worth $300,000; these RSUs were considered forfeited on the date of his departure from the Corporation, prior to their August 31, 2025 vesting date. The RSUs granted to Ms. Tindale in 2023 were a one-time grant for retention purposes with a grant date value of $480,000. Those RSUs vest in three equal tranches on March 27 of 2024, 2025, and 2026.
The number of RSUs that vest will vary due to the issuance of additional RSUs as dividend equivalents between the grant date and the settlement date. Those additional RSUs are not included in the numbers shown below.
Certain NEOs have elected to receive RSU awards under the Bonus Deferral Plan in lieu of a cash award for all or a portion of their annual incentive bonus. These bonus deferral RSUs are not shown in the table below as the cash bonus amounts deferred are included in the Summary Compensation Table under “Annual incentive plans” in the year for which the bonus was awarded.

	2024	2023	2022
Chris Huskilson	697,260	215,226	-
Darren Myers	44,146	78,284	17,007
Jennifer Tindale	23,898	53,680	-
Sarah MacDonald	16,816	-	-
Jeff Norman	25,134	-	-

2025 MANAGEMENT INFORMATION CIRCULAR	83

For purposes of compensation (i) the RSUs granted prior to June 4, 2024 were valued using the market price of the Common Shares at the end of the quarter preceding the grant date and (ii) the RSUs granted after June 4, 2024 were valued using the market price of the Common Shares as at the grant date, in each case calculated in accordance with the Share Unit Plan. For purposes of financial statement disclosure, the RSUs were valued using the closing market price of the Common Shares on the grant date as set out in the following table. The following table shows the difference between the grant date value for compensation purposes and the grant date value used for purposes of financial statement disclosures which is due to the change in market price between those two dates.

	Grant date value for compensation purposes	Grant date value for financial statement disclosure	Difference per unit
2024 – December grant	$6.83	$6.83	$0
2024 – November grant	$6.80	$6.80	$0
2024 – October grant	$7.37	$7.37	$0
2024 – September grant	$7.24	$7.24	$0
2024 – August 16 grant	$7.23	$7.23	$0
2024 – August 1 grant	$8.58	$8.58	$0
2024 – July grant	$8.10	$8.10	$0
2024 – June grant	$8.31	$8.31	$0
2024 – May grant	$8.31	$8.31	$0
2024 – April grant	$8.31	$8.31	$0
2024 – March 15 grant	$8.49	$8.15	$0.34
2024 – March 1 grant	$8.49	$7.97	$0.52
2024 – February grant	$8.49	$8.12	$0.37
2024 – January grant	$8.49	$8.59	$0.10
2023 – December grant	$8.52	$8.51	$0.01
2023 – November grant	$8.52	$7.32	$1.20
2023 – October grant	$8.52	$7.65	$0.87
2023 – March grant	$8.94	$10.99	$2.05
2022 – August grant	$17.64	$18.04	$0.40
2022 – March grant	$18.39	$19.39	$1.00

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2.
Algonquin awarded the number of Options to the NEOs shown in the table below. Each Option award was made in March of the applicable year as part of the annual compensation cycle. There were no new Option awards in 2024. All vested Options held by Messrs. Myers and Norman on the date of their respective departures from the Corporation are exercisable within 30 days and 90 days, respectively, after their respective dates of departure, upon which time they will expire. All unvested Options were immediately considered forfeited on the date of their respective departures from the Corporation.

	2024	2023	2022
Chris Huskilson	-	-	-
Darren Myers	-	234,899	-
Jennifer Tindale	-	112,751	55,263
Sarah MacDonald	-	-	-
Jeff Norman	-	121,677	59,638
The HRCC reviewed estimates of the value of the Options on the grant dates that were prepared by Mercer. For valuation purposes, Mercer used the Black-Scholes Option pricing model with the following assumptions and a 10% minimum value relative to the share price at the time of grant:
Year	Dividend yield	Volatility	Risk-free rate	Expected life (years)	Exercise price	Fair value
2023	6.8%	30.3%	2.7%	5.5	$10.76	$1.49
2022	4.6%	27.3%	2.3%	5.5	$19.11	$3.04
These accounting value assumptions differ from the compensation value assumptions in the calculations above. The difference per Option granted between the two models is presented in the following table:

Year	Grant date value for compensation purposes	Difference per Option	Grant date value for financial statement disclosure
2023	$1.49	$0.45	$1.04
2022	$3.04	$0.60	$2.44

Under Mercer’s standard approach, the estimated life of the awards is based on a safe harbour methodology which is shorter in term than the assumed term for accounting purposes. This difference in life affects the calculation of volatility and resulting fair value.

3.
The annual incentive plan amounts represent the annual bonus earned under the STIP for the relevant year. Amounts shown include, if applicable, the portion of the cash bonus for the year elected by the NEO to be received in RSUs under the bonus deferral program (details of the bonus deferral program are discussed on page 73).

4.	Amounts shown are contributions made by the Corporation for the NEOs under the Pension Plan and SERP.

5.
Mr. Huskilson was appointed Interim CEO on August 10, 2023 and CEO on May 10, 2024. In connection with Mr. Huskilson’s appointment as CEO, it was agreed that Mr. Huskilson would receive base salary from April 1, 2024. As a result, his 2024

Salary amount includes a one-time payment of $155,769 to Mr. Huskilson following his appointment as CEO on May 10, 2024 in respect of base salary from April 1, 2024. Mr. Huskilson resigned as CEO effective March 7, 2025 but continued as a director of the Corporation.

6.	Mr. Myers was appointed CFO on August 31, 2022. Mr. Myers resigned as CFO effective March 7, 2025 and departed from the Corporation on March 17, 2025.

7.	As a result of Mr. Myers resigning as CFO effective March 7, 2025 and from the Corporation effective March 17, 2025, Mr. Myers did not receive a STIP award in respect of 2024.

8.
This amount is the aggregate grant date value for compensation purposes of the share unit portion of the annual LTIP award to Mr. Myers of 117,426 PSUs ($1,050,000) and an award of 78,284 RSUs ($700,000) for retention purposes.

9.
This amount is the aggregate grant date value for compensation purposes of the on-hire award to Mr. Myers of 26,455 PSUs ($466,667) and 17,007 RSUs ($300,000), as well as the value of common shares issued under the ESPP as the Corporation’s matching contributions ($538). The value of the PSU award was the pro-rata amount of his annual target LTIP award for 2022 based on his start date of August 31. The value of the RSU award was intended to reduce the gap between Mr. Myers’s compensation levels at previous employers and his target total direct compensation at Algonquin.

10.
This amount is the aggregate grant date value for compensation purposes of the share unit portion of the annual LTIP award to Ms. Tindale of 56,364 PSUs ($504,000) and an award of 53,680 RSUs ($480,000) for retention purposes, as well as the value of common shares issued under the ESPP as the Corporation’s matching contributions ($1,280).

11.
Ms. MacDonald joined the Corporation as CHRO on October 10, 2023. On August 8, 2024, Ms. MacDonald was appointed CTO and her annual base salary was increased from $560,000 to $600,000. Her salary reflects the aggregate amount received in 2024 in respect of her CHRO salary and CTO salary, which includes $12,500/month as of August 8, 2024 to compensate her for her operational responsibilities.

12.
This amount is the aggregate grant date value for compensation purposes of the share unit portion of the annual LTIP award to Ms. MacDonald of 9,888 PSUs ($84,000) and 3,296 RSUs ($28,000), and awards of 40,561 PSUs ($293,125) and 13,520 RSUs ($97,708) in connection with Ms. MacDonald’s appointment as CTO, as well as the value of common shares issued under the ESPP as the Corporation’s matching contributions ($520).

13.	Mr. Norman was President, Renewable Energy Business, until his departure from the Corporation as of January 8, 2025 in connection with the Renewables Sale.

14.	As a result of his departure from the Corporation as of January 8, 2025 in connection with the Renewables Sale, Mr. Norman did not receive a STIP award in respect of 2024.

2025 MANAGEMENT INFORMATION CIRCULAR	85

The following table sets out in detail “All other compensation” earned by the NEOs as reported in the “Summary compensation table” on page 82.

Name	Year	Car allowance	Perquisites		Other	Total all other compensation
			Other perquisites[1]	Insurance premiums[2]
Chris Huskilson[3]	2024	-	-	-	-	-
	2023	-	-	-	-	-
	2022	-	-	-	-	-
Darren Myers[4]	2024	$11,400	$2,625	$6,331	-	$20,356
	2023	$11,400	$2,455	$6,103	-	$19,958
	2022	$3,639	-	$5,951	-	$9,590
Jennifer Tindale	2024	$11,400	-	$6,331	-	$17,731
	2023	$11,400	-	$6,103	-	$17,504
	2022	$11,400	-	$5,951	-	$17,351
Sarah MacDonald[5]	2024	$11,400	$2,860	$5,864	-	$20,124
	2023	$2,368	-	$1,279	-	$3,646
	2022	-	-	-	-	-
Jeff Norman[6]	2024	$11,400	$2,625	$6,331	-	$20,356
	2023	$11,400	$2,455	$6,103	-	$19,958
	2022	$11,400	$2,305	$5,951	-	$19,656
1.	Other perquisites include medical cost reimbursements, annual executive medical cost, health and fitness club membership, and tuition reimbursement.
2.	Insurance premiums include life, disability, and medical reimbursement plan amounts.
3.
Mr. Huskilson was appointed Interim CEO on August 10, 2023 and CEO on May 10, 2024. Mr. Huskilson resigned as CEO effective March 7, 2025. He was not eligible to participate in any perquisite program offered by the Corporation during his tenure as Interim CEO and CEO.

4.	Mr. Myers was appointed CFO on August 31, 2022. Mr. Myers resigned as CFO effective March 7, 2025 and from the Corporation effective March 17, 2025.
5.	Ms. MacDonald was hired as CHRO on October 10, 2023 and appointed CTO on August 8, 2024.
6.	Mr. Norman was President, Renewable Energy Business, until his departure from the Corporation as of January 8, 2025 in connection with the Renewables Sale.

86	ALGONQUIN > LIBERTY

Outstanding Option-based awards
The following table describes all outstanding Option-based awards as at December 31, 2024 for each NEO.

Name	Number of Common Shares underlying Options	Option exercise price	Option expiration date	Value of unexercised in-the-money Options[1]
Chris Huskilson[2] CEO	-	-	-	-
Darren Myers[3] CFO	234,899	$10.76	March 27, 2031	$0
Jennifer Tindale	18,852	$16.70	March 30, 2028	$0
CLO	41,739	$19.64	March 21, 2029	$0
	55,263	$19.11	March 23, 2030	$0
	112,751	$10.76	March 27, 2031	$0
Sarah MacDonald CTO	-	-	-	-
Jeff Norman[4]	41,511	$12.80	March 12, 2026	$0
PREB	66,666	$14.96	March 24, 2027	$0
	62,264	$16.70	March 30, 2028	$0
	45,952	$19.64	March 21, 2029	$0
	59,638	$19.11	March 23, 2030	$0
	121,677	$10.76	March 27, 2031	$0

1.	Values based on the closing price of Common Shares on the TSX on December 31, 2024 of $6.38.
2.
Mr. Huskilson was appointed Interim CEO on August 10, 2023 and CEO on May 10, 2024. Mr. Huskilson resigned as CEO effective March 7, 2025. He was not eligible to participate in any incentive program offered by the Corporation during his tenure as Interim CEO and CEO.

3.	Mr. Myers was appointed CFO on August 31, 2022. Mr. Myers resigned as CFO effective March 7, 2025 and from the Corporation effective March 17, 2025.
4.
Mr. Norman was President, Renewable Energy Business until his departure from the Corporation as of January 8, 2025 in connection with the Renewables Sale. All vested Options held by Mr. Norman as of such date were exercisable within 90 days, upon which time they expired. All unvested Options were immediately considered forfeited January 8, 2025.

2025 MANAGEMENT INFORMATION CIRCULAR	87

Outstanding share-based awards
The following table describes all outstanding share-based awards1 as at December 31, 2024 for each NEO.

Name	Number of shares or units of shares that have not vested[2]	Market or payout value of share-based awards that have not vested[3]	Market or payout value of vested share-based awards not paid out or distributed[4]
Chris Huskilson CEO	-	-	$6,011,089[5]
Darren Myers[6] CFO	423,410	$2,701,356	$140,130
Jennifer Tindale CLO	203,109	$1,295,835	$148,743
Sarah MacDonald CTO	68,607	$437,713	-
Jeff Norman[7] PREB	173,337	$1,105,890	$160,521

1.
Share-based awards include PSUs granted annually as part of long-term incentive compensation, PSUs and RSUs granted as on-hire awards, RSUs granted for retention purposes, and RSUs granted as a form of compensation for Mr. Huskilson.

2.	Unvested share-based awards include share units issued as dividend equivalents during the period up to and including December 31, 2024.
3.
The market or payout value of unvested PSU awards is calculated based on an assumed performance factor of 1.0 (or target performance) and the closing price of the Common Shares on the TSX on December 31, 2024 of $6.38.

4.
Except with respect to Mr. Huskilson, amounts represent the value of PSUs awarded in 2022 and which vested on December 31, 2024. The value shown is calculated based on the closing price of the Common Shares on the TSX on December 31, 2024 of $6.38. The number of PSUs vested was 85.1% of the number of original PSUs granted based upon performance factors achieved and the Corporation’s TSR performance (see “The Share Unit Plan” beginning on page 69) and PSUs issued as dividend equivalents.

5.
This amount represents the value of RSUs granted to Mr. Huskilson as a portion of his compensation as CEO and is calculated based on the closing price of the Common Shares on the TSX on December 31, 2024 of $6.38. Mr. Huskilson was appointed as Interim CEO on August 10, 2023 and CEO on May 10, 2024. He resigned as CEO effective March 7, 2025.

6.	Mr. Myers resigned as CFO effective March 7, 2025 and from the Corporation effective March 17, 2025. As of March 17, 2025, all unvested PSUs and RSUs were considered forfeited.
7.
Mr. Norman was President, Renewable Energy Business until his departure from the Corporation as of January 8, 2025 in connection with the Renewables Sale. As of such date, all unvested PSUs and RSUs were considered forfeited.

88	ALGONQUIN > LIBERTY

Incentive plan awards — value vested or earned during the year
The following table describes all Option-based awards, share-based awards, and non-equity incentives that vested or were earned during 2024 for each NEO.

Name	Option-based awards value vested during 2024[1]	Share-based awards (PSU and RSU) value vested during 2024[1,2]	Non-equity incentive plan compensation — value earned during 2024
Chris Huskilson CEO	-	$6,011,089	-
Darren Myers CFO	$0	$140,130	$0
Jennifer Tindale CLO	$0	$270,199	$349,856
Sarah MacDonald CTO	-	$0	$501,150
Jeff Norman PREB	$0	$160,521	$0

1.	Option, PSU, and RSU values are based on the closing price of the Common Shares on the TSX on December 31, 2024 of $6.38.
2.
The 2022 series PSU awards vested at a rate of 85.1% of the original PSUs granted, inclusive of additional PSUs granted as dividend equivalents. The vested value as a multiple of the original grant value was 29.5%. This decrease resulted from the following: the Corporation’s performance during the three-year Performance Period, including its TSR performance, and the decline in share price at the end of the Performance Period compared to the beginning of the Performance Period, partly offset by the value of additional PSUs granted as dividend equivalents (see “The Share Unit Plan” beginning on page 69).

Aggregate Option exercises during 2024 and 2024 Option values

The following table summarizes the number of Common Shares, if any, each NEO acquired pursuant to the exercise of Options in 2024, the aggregate value realized upon exercise, and the number of Common Shares covered by unexercised Options under the Option Plan as at December 31, 2024.

Name	Number of shares for which Options were exercised	Aggregate value realized	Unexercised Options at Dec. 31, 2024		Value of unexercised in-the-money Options at Dec. 31, 2024[1]
			Exercisable	Unexercisable	Exercisable	Unexercisable
Chris Huskilson CEO	-	-	-	-	-	-
Darren Myers[2] CFO	0	N/A	156,600	78,299	$0	$0
Jennifer Tindale CLO	0	N/A	191,022	37,583	$0	$0
Sarah MacDonald CTO	0	N/A	0	0	N/A	N/A
Jeff Norman[3] PREB	0	N/A	357,149	40,559	$0	$0

1.	Value based on the closing price of the Common Shares on the TSX on December 31, 2024 of $6.38.
2.
Mr. Myers resigned as CFO effective March 7, 2025 and from the Corporation effective March 17, 2025. All vested Options held by Mr. Myers as of March 17, 2025 were exercisable within 30 days. All unvested Options were immediately considered forfeited on March 17, 2025.

3.
Mr. Norman was President, Renewable Energy Business until his departure from the Corporation as of January 8, 2025 in connection with the Renewables Sale. All vested Options held by Mr. Norman as of such date were exercisable within 90 days. All unvested Options were immediately considered forfeited on January 8, 2025.

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Employment arrangements
The Corporation and its subsidiary, Liberty Utilities (Canada) Corp., have entered into an employment agreement with each NEO. All such employment agreements are collectively referred to as the “Employment Agreements” or individually as an “Employment Agreement”.

Below is a summary of the Employment Agreements in effect for such NEOs as at December 31, 2024.

Subsequent to year-end, Mr. Huskilson stepped down as CEO effective March 7, 2025, r.M Myers resigned as CFO effective March 7, 2025 and from the Corporation effective March 17, 2025, and Mr. Norman departed from his role as President, Renewable Energy Business.

Termination for cause, resignation, resignation for good reason, and change of control
Mr. Huskilson’s Employment Agreement was for a fixed term ending on the earlier of: (i) Algonquin’s appointment of a permanent CEO; and (ii) March 31, 2026 (the “Term”). If Mr. Huskilson’s employment was terminated for cause during the Term, he would have been entitled to only the minimum payments and other entitlements, if any, prescribed by applicable employment standards legislation. Mr. Huskilson was permitted to resign at any time during the Term by providing at least three months prior written notice. Due to the temporary, fixed-term nature of Mr. Huskilson’s role as CEO, his Employment Agreement did not contain provisions governing a resignation for good reason or the termination of his employment following a change of control.

Under the terms of the Employment Agreements with Messrs. Myers and Norman and Mss. Tindale and MacDonald, if there is a termination for cause, he or she would not be entitled to any advance notice of termination or payment in lieu of notice other than the minimum payments and other entitlements, if any, prescribed by applicable employment standards legislation. They may resign at any time during the term of their respective Employment Agreements by providing the contractually required prior written notice (this period ranges from 60 to 90 days). Upon the resignation of Messrs. Myers or Norman or Mss. Tindale or MacDonald, he or she would not be entitled to any payment other than any amounts that the Corporation is required to pay in accordance with applicable laws and the Employment Agreement, including payment of accrued but unused vacation and expenses owing.

In the case of Messrs. Myers and Norman and Mss. Tindale and MacDonald, if within 18 months following a change of control of the Corporation, either the executive’s employment were terminated without cause or the executive elected to terminate his or her employment for “Good Reason” (as defined in his or her Employment Agreement), which, (i) in the case of Mr. Norman and Ms. Tindale, includes a material change in employment conditions or duties that would materially adversely affect the nature of his or her responsibilities that has not been cured by the Corporation after written notice, a material reduction in compensation, a change in location of work by more than 50 kilometers, or a material failure to provide benefits and perquisites substantially similar to those provided before the change in control, (ii) in the case of Ms. MacDonald, includes a material reduction in her salary or annual target bonus opportunity (other than in connection with a reduction applicable to all similarly situated executives of the Corporation), or a material adverse change in the scope of her responsibilities, other than the removal of certain operational responsibilities set out in the Employment Agreement, or (iii) in the case of Mr. Myers, included a reduction of 20% or more in his salary or annual target bonus opportunity (other than in connection with a reduction applicable to all similarly situated executives of the Corporation), a material adverse change in the scope of his responsibilities, or a relocation of his principal place of business by 100 kilometers or more from the current head office of the Corporation, then these NEOs are or would have been, as applicable, entitled to receive compensation equal to the following: (i) a lump-sum payment equal to 24 months of base salary for Mr. Myers or 18 months of base salary for the other executives at the then applicable base salary rate (which, for purposes of Ms. MacDonald’s entitlement, will not include her monthly compensation of $12,500 in respect of operational responsibilities); (ii) a lump-sum payment equal to the target annual incentive payment for the same period; and (iii) continuation of benefits, allowances, and pension contributions for the same period or a lump-sum payment in lieu thereof, as applicable. In addition,

90	ALGONQUIN > LIBERTY

all unvested PSUs will vest and all unvested Options will vest and be exercisable for 90 days. In the case of Mr. Myers, all unvested Special RSUs (as defined in his Employment Agreement) would have vested and, in the case of Ms. MacDonald, all RSUs will vest. In all cases of the vesting of PSUs on termination, the Employment Agreements provide that actual performance achieved is to be used to the extent calculable for periods prior to the termination date and target performance is to be used for subsequent periods.

The Employment Agreements for Messrs. Myers and Norman and Mss. Tindale and MacDonald provide that a change of control occurs upon:

•
Any transaction or series of related transactions, whether or not the Corporation is a party thereto, after giving effect to which 50% or more of the Corporation’s voting power is owned, directly or indirectly, through one or more entities, by any person and its affiliates or by one or more groups acting in concert;

•	A sale, lease, or other disposition of all or substantially all of the assets of the Corporation, other than in connection with an internal reorganization; or

•
The board adopts a resolution to the effect that, for the purposes of the Employment Agreement, a change of control has occurred, or that such a change of control is imminent, in which case the date of the change of control shall be deemed to be the date specified in such resolution, provided that the change of control actually occurs.

A change of control does not occur where existing controlling Shareholder(s) continue to control more than 50% of the Corporation’s voting power through a new ownership structure.

Termination for reasons other than cause
Upon termination without cause, Mr. Huskilson would have been eligible to receive a lump-sum payment equal to his base salary for the period from the date of termination through to March 31, 2026, in addition to the minimum payments and other entitlements, if any, prescribed by applicable employment standards legislation.
Upon termination without cause, Mr. Myers would have been entitled to the following amounts in lieu of notice: (i) a lump-sum payment equal to 24 months of base salary (at the then applicable base salary rate); (ii) a lump-sum payment equal to the target annual incentive payment for the same period; and (iii) a lump-sum payment in lieu of the amount of contribution that the Corporation would have made for the costs of benefits, allowances, and pension contributions for 24 months. In addition, any unvested RSUs, with the exception of Mr. Myers’ special RSU grant at the time he joined the Corporation as CFO, any unvested PSUs, and any unvested Options granted which would vest within 24 months of the last day of employment will vest. Unvested PSUs that would have vested within 24 months following the termination date will vest and will be assessed, taking into account (a) actual performance achieved up to the termination date; and(b) pro-rated target performance for periods following the termination date. All unvested Options which would have vested within 24 months of termination will vest and be exercisable until the earlier of their original expiry date and 90 days following termination. Any unvested PSUs, RSUs, and Options that would not have vested within 24 months following the termination date will be forfeited. Mr. Myers’ special RSU sign-on grant will automatically vest on the Termination date (as Defined in his Employment Agreement).

Upon termination without cause, Mr. Norman and Mss. Tindale and MacDonald are or would have been, as applicable, entitled to the following amounts in lieu of notice: (i) a lump-sum payment equal to 18 months of base salary at the then applicable base salary rate (which, for purposes of Ms. MacDonald’s entitlement, will not include her monthly compensation of $12,500 in respect of operational responsibilities); (ii) a lump-sum payment equal to the target annual incentive payment for the same period; and (iii) continuation of benefits, allowances, and pension contributions for 18 months or lump-sum payment in lieu thereof. Subject to certain conditions, upon a without cause termination prior to the completion of the Renewables Sale, Mr. Norman was also eligible for a lump-sum retention bonus of up to 75% of his base salary, with the actual amount payable based on whether the Corporation completed the Renewables Sale, and a lump-sum transaction bonus of up to 100% of his base salary, provided that the Corporation completed the Renewables Sale, and prorated based on the number of complete months of employment between December 1, 2023 and the closing date of the Renewables Sale.In addition, all unvested PSUs held by Mr. Norman and Mss. Tindale and MacDonald which would have vested within 18 months of termination will or would have, as applicable, vested as described below, all unvested Options which would have vested within 18 months of termination will or would have, as applicable, vested and be exercisable for 90 days, and, in the case of Ms. MacDonald, any unvested RSUs granted which would have vested within 18 months of the last day of employment will vest.

The Employment Agreements for Mr. Norman and Ms. Tindale provide that, in the case of the vesting of PSUs on termination, actual performance achieved be used to the extent calculable for periods prior to the termination date and target performance be used for subsequent periods.

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Summary termination table
Assuming that the triggering event requiring the foregoing payments occurred on December 31, 2024, the NEOs would have been entitled to receive the incremental amounts shown below.
	Type of termination	Salary entitlement	Bonus entitlement	Options[1]	Share-based awards[1]	Benefits	Total payout
Chris Huskilson	Termination without cause	$1,712,500	-	-	-	-	$1,712,500
	Termination upon change of control	-	-	-	-	-	-
Darren Myers	Termination without cause	$1,500,000	$975,000	-	$2,799,097	$384,570	$5,658,668
	Termination upon change of control	$1,500,000	$975,000	-	$2,897,573	$384,570	$5,757,143
Jennifer Tindale	Termination without cause	$870,000	$565,500	-	$970,992	$326,507	$2,732,999
	Termination upon change of control	$870,000	$565,500	-	$1,504,104	$326,507	$3,266,112
Sarah MacDonald	Termination without cause	$900,000[2]	$731,250[3]	-	$75,035	$153,693	$1,859,978
	Termination upon change of control	$900,000[2]	$731,250[3]	-	$437,713	$153,693	$2,222,656
Jeff Norman	Termination without cause	$915,000	$1,662,250[4]	-	$769,973	$337,349	$3,684,572
	Termination upon change of control	$915,000	$1,662,250[4]	-	$1,330,651	$337,349	$4,245,250

1.	The value of Options and share-based awards is calculated based on the closing price of the Common Shares on the TSX on December 31, 2024 of $6.38. Share-based awards include PSUs and RSUs.

2.	The value of Ms. MacDonald’s salary entitlement is based on her CTO salary of $600,000. Her monthly compensation of $12,500 is not included in this calculation.

3.	The value of Ms. MacDonald’s bonus entitlement is based on her CTO salary in addition to her monthly compensation of $12,500.

4.
The value of Mr. Norman’s bonus entitlement includes the maximum amounts payable pursuant to his retention and transaction bonuses described on the preceding page, to the extent the same became payable. The actual amounts payable would have been dependent on completion of the Renewables Sale and the amount of time between the termination date and the closing date of the Renewables Sale.

Indebtedness of directors and others
No current or former directors or officers of Algonquin, or any of its subsidiaries had any loans with Algonquin or any of its subsidiaries at any time in 2024.

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Shareholder
proposals
Persons entitled to vote at the next annual meeting of Shareholders and who wish to submit a proposal at that meeting must have submitted their proposal between January 5 and March 5, 2025.

Shareholder engagement
Maintaining a dialogue with Shareholders is important, especially on topics like governance and compensation practices. We recognize the importance of strong and consistent engagement with our Shareholders. Shareholders can participate in the annual meeting and pose questions to management. They can also learn more about the Corporation through webcasts of our quarterly earnings conference calls with research analysts and executive presentations at institutional and industry conferences.

We also receive feedback through:

•	The advisory vote on our approach to executive compensation;

•	A dedicated address for email inquiries; and

•	Periodic analyst and institutional shareholder participation in perception studies that are administered by a third party.

Shareholders who are interested in directly engaging with the board can confidentially write to the Board Chair at:
Board Office:
Algonquin Power & Utilities Corp., 354 Davis Road, Suite 100, Oakville, Ontario, Canada L6J 2X1
Email:
Board@APUCorp.com

Additional
information
Copies of the Corporation’s financial statements for the year ended December 31, 2024, together with the report of the auditor thereon, MD&A, the interim financial statements of the Corporation for periods subsequent to the end of the Corporation’s last fiscal year, the current AIF (together with any document incorporated therein by reference) of the Corporation, and this Circular are available upon request to the Vice President, Investor Relations by telephone at 905-465-4500.
These documents and additional information concerning the Corporation are also available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

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Schedule “A”:
Algonquin Power & Utilities Corp.
Mandate of the Board of Directors

1.	Purpose

1.1
The board of directors (the “Board”) of Algonquin Power & Utilities Corp. (the “Corporation”) has the power and authority to supervise the activities and manage the investments and affairs of the Corporation. The Board, directly and through its committees, shall manage, or supervise the management of, the business and affairs of the Corporation.

2.	Membership, Organization and Meetings

2.1
General - The organization of the Board, including the number and qualifications of directors, residency requirements, quorum requirements, meeting procedures, and notice requirements are as established by the Corporation’s articles of incorporation (the “Articles”) and by-laws (the “By-Laws”), as amended and restated from time to time, and by the Canada Business Corporations Act, subject to any exemptions or relief that may be granted from such requirements.

2.2	Independence - The Board shall periodically determine the independence of each director. For this purpose, a director shall be considered independent if such director:

a.	is not an officer or employee of the Corporation or any of the Corporation’s subsidiary entities or affiliates; and

b.	is independent as determined in accordance with sections 1.4 and 1.5 of National Instrument 52-110 and other applicable laws and regulations.

2.3
Independence of Chair of the Board – The Chair of the Board shall be an independent director. The Chair of the Board shall act as the effective leader of the Board and set the Board’s agenda with a view to assisting the Board in successfully carrying out its duties.

2.4
Access to Management and Outside Advisors - The Board shall have unrestricted access to management and employees of the Corporation and its subsidiary entities. The Board may retain, at the expense of the Corporation, such external legal or other professional advisors on such terms as the Board may determine appropriate and may set and pay the respective compensation of such advisors without consulting or obtaining the approval of any officer of the Corporation. The Corporation shall provide appropriate funding, as determined by the Board, for payment of compensation of any advisor retained by the Board.

2.5
Secretary and Minutes - The Board shall request that an officer of the Corporation, external legal counsel or any other person act as secretary of each meeting of the Board. Minutes of meetings of the Board shall be recorded and maintained and subsequently presented to the Board for approval.

2.6
Meetings Without Management - At each meeting of the Board, the independent directors shall, under the oversight of the Chair of the Board, meet for a portion of the meeting without management and non-independent directors being present.

3.	Election of Directors

3.1	Majority Voting – The annual election of directors is based on a majority voting standard in accordance with the Canada Business Corporations Act.

3.2	Annual Elections – All directors stand for election by the Corporation’s shareholders annually.

4.	Functions and Responsibilities
The Board shall have the functions and responsibilities set out below. In addition to these functions and responsibilities, the Board shall perform such duties as may be required by the Articles, the By-Laws and all applicable laws, regulations and listing requirements.

4.1	Strategic Planning

a.
Strategic Plans - The Board shall periodically review and, as appropriate, approve the Corporation’s strategic planning process and short- and long-term strategic plans prepared by management. In discharging this responsibility, the Board shall review the plans in light of management’s assessment of emerging trends, opportunities, the competitive environment, risk issues, and significant business practices.

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b.	Business Plans - The Board shall review and, as appropriate, approve the Corporation’s annual business plans and budgets.

c.
Monitoring - The Board shall periodically review management’s implementation of the Corporation’s strategic and business plans. The Board shall review and, as appropriate, approve any material amendments to, or variances from, these plans.

4.2	Risk management

a.
General - The Board, with the assistance of the Risk Committee (with respect to risks related to business and operations) and the Audit & Finance Committee (with respect to matters relating to financial and accounting controls and risks), shall periodically review reports provided by management of the Corporation of material risks associated with the businesses and operations of the Corporation’s subsidiary entities, review the implementation by management of systems to manage these risks, and review reports by management relating to the operation of and any material deficiencies in these systems.

b.
Verification of Controls - The Board shall, with the assistance of the Audit & Finance Committee, verify that internal, financial, non-financial, and business control and information systems have been established by management and that the Corporation is applying appropriate standards of corporate conduct for these controls.

c.
Legal Matters – The Board shall receive written or verbal reports on all significant legal matters (including litigation, regulatory investigations and inquiries, and changes to applicable laws and regulations) that would reasonably be expected to have a significant effect on the Corporation.

4.3	Human Resource Management

a.
General - The Board, with the assistance of the Human Resources and Compensation Committee, shall periodically review the Corporation’s approach to human resource management and executive compensation and shall approve the compensation of the Chief Executive Officer and other executives.

b.
Succession Review - The Board, with the assistance of the Human Resources and Compensation Committee, shall periodically review the succession plans for the Chief Executive Officer and senior management, including the appointment, training, and monitoring of such persons.
c.
Integrity of Senior Management - The Board shall, to the extent feasible, satisfy itself as to the integrity of senior management and that senior management strives to create a culture of integrity throughout the Corporation.

4.4	Corporate Governance

a.
General - The Board shall, in conjunction with the Corporate Governance Committee, periodically review the Corporation’s approach to corporate governance and this Mandate and approve changes to this Mandate as appropriate.

b.
Board Independence - The Board shall, in conjunction with the Corporate Governance Committee, periodically evaluate the independence of directors and the Board’s ability to act independently from management in fulfilling its duties.

c.
Ethics Reporting - The Board, or an appropriate committee of the Board, shall periodically review reports provided by management relating to compliance with, or material deficiencies in, the Corporation’s Code of Business Conduct and Ethics.

4.5	Financial Information

a.
General - At least annually, the Board shall, in conjunction with the Audit & Finance Committee, review the Corporation’s internal controls relating to financial information and reports provided by management on material deficiencies in, or material changes to, these controls.

b.
Integrity of Financial Information - The Board shall, in conjunction with the Audit & Finance Committee, review the integrity of the Corporation’s financial information and systems, the effectiveness of internal controls and management’s assertions on internal control and disclosure control procedures.

c.
Financial Statements – The Board shall review the recommendations of the Audit & Finance Committee with respect to the interim and annual financial statements and Management’s Discussion & Analysis (“MD&A”) of such financial statements to be delivered to shareholders, as well as any associated earnings release and, as appropriate, approve such financial statements, MD&A, and earnings releases.

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4.6	Communications and Disclosure

a.
General - The Board, in conjunction with management, shall periodically review the Corporation’s overall communications strategy, including measures for receiving feedback from the Corporation’s shareholders.

b.
Disclosure Policies and Procedures – The Board shall periodically review management’s compliance with the Corporation’s disclosure policies and procedures. The Board shall, if advisable, approve material changes to the Corporation’s disclosure policies and procedures.

c.
Disclosure - The Board shall review and, as appropriate, approve any prospectus, annual information form (including Form 40-F), management information circular or news release containing earnings guidance prior to its public release or filing.

4.7	Committees of the Board

a.
Board’s Committees - The Board has established the following committees of the Board: the Audit & Finance Committee, the Corporate Governance Committee,
the Risk Committee, and the Human Resources and Compensation Committee. Subject to applicable law and the Articles and By-Laws of the Corporation, the Board may establish other committees, dispose of any committee or merge any committee of the Board with any other committee of the Board.

b.
Committee Mandates - The Board has approved mandates for each committee and shall approve a mandate for each new standing committee of the Board. The Board shall periodically review and, taking into account recommendations of the Corporate Governance Committee and the Chair of the Board, approve material changes to each mandate.

c.	Delegation to Committees - The Board has delegated the matters set out in each committee’s mandate to that committee.

d.	Consideration of Committee Recommendations - The Board shall consider for approval the matters delegated for review and recommendation to committees of the Board.
e.
Board/Committee Communication -
To facilitate communication between the Board and each committee of the Board, each committee chair shall provide a report to the Board on material matters considered by the committee at the first regularly scheduled Board meeting after each meeting of the committee.

5.	Responsibilities of Individual Directors

5.1
Responsibilities Set out in the Mandate – A director shall review and participate in the work of the Board necessary in order for the Board to discharge the duties and responsibilities set out in accordance with this Mandate.

5.2	Meeting Preparation and Attendance – In connection with each meeting of the Board and each meeting of a committee of the Board of which the director is a member, a director shall:

a.
review thoroughly the material provided to the director in connection with the meeting, provided that such review is practicable in the view of the time at which such material was delivered to the director;

b.	attend all scheduled meetings (absent extenuating circumstances) of the Board and meetings of committees on which a director serves; and

c.	attend each meeting in person to the extent practicable (unless the meeting is scheduled to be held by phone or video-conference).

5.3	Assessment – A director shall participate in such processes as may be established by the Board for assessing the Board, its committees and individual directors.

5.4
Service on Other Boards - Directors may serve on the boards of other organizations so long as these commitments do not materially interfere with and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair of the Corporate Governance Committee in advance of accepting an invitation to serve on the board of any other organization.

5.5	Other Responsibilities – A director shall perform such other functions as may be delegated to that director by the Board or any committee of the Board from time to time.

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6.	Ownership Guidelines

6.1
Director Equity Ownership Guidelines – All directors are expected to maintain a meaningful equity ownership interest in the Corporation in order to align their interests with those of the shareholders. The Corporation has adopted a Non-Employee Director Equity Ownership Guideline, which applies to directors who are not employees of the Corporation, and an Executive Equity Ownership Guideline, which applies to directors who are employees of the Corporation, which together require each director or covered executive to maintain a specified level of equity ownership.

7.	Orientation, Self-assessment and Evaluation

7.1
Each director shall participate in orientation and continuing education programs developed for  the Board. Directors are encouraged to participate in external education sessions to assist them in performing their duties as directors.

7.2
The Board, along with the Corporate Governance Committee, shall conduct regular assessments of the overall effectiveness of the Boards, its committees, the Chair of the Board and the Chairs of the committees of the Board taking into consideration the relevant mandates and terms of reference. The Board shall also conduct an assessment of the contributions of individual directors. The assessments of individual directors will take into account, among other things, self-assessments, confidential peer-review surveys completed by each director and the consideration of the competencies and skills that each director is expected to bring to the Board.

8.	Currency of Mandate
This Mandate is effective as of March 6, 2025.

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Schedule “B”:
Purpose and Key Features
of the Shareholder Rights Plan

The following is a summary of the key features of the Rights Plan. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Rights Plan, a copy of which is available on request from the Vice President, Investor Relations as described in the Circular or on the Corporation’s website at www.algonquinpower.com. All capitalized terms used in this summary have the meanings given in the Circular or the Rights Plan, as applicable, unless otherwise noted.

The Rights Plan that Shareholders will be asked to consider and approve at the Meeting is the same in all material respects to the Rights Plan approved at the annual meeting of Shareholders held on June 2, 2022. A blackline copy of the Rights Plan is attached as Schedule “C” to the Circular showing proposed amendments of a non-substantive, technical, and administrative nature, including to update for the passage of time, conform to current market practice and permit the issuance and registration of rights under the Rights Plan in book entry form.

Term
The Rights Plan must be approved by Shareholders at every third annual meeting of Shareholders. Accordingly, the Rights Plan, including the amendments described above, will be presented at the Meeting for reconfirmation and approval as it was last approved by Shareholders in 2022. If not approved, the Rights Plan will expire and cease to have effect at the termination of the Meeting. If it is approved at the Meeting, the Rights Plan will be effective and will next require reconfirmation by the Shareholders at the 2028 annual meeting of Shareholders.

Issuance of Rights

Upon the Rights Plan becoming effective in 2010, one Right was issued and attached to each Common Share.One Right also attached to each subsequently issued Common Share and will attach to each subsequently issued Common Share prior to the earlier of the Separation Time (as defined below) and the Expiration Time.
Rights Exercise Privilege

The Rights generally separate from the Common Shares and become exercisable 10 trading days (the “Separation Time”) after a person has acquired, or commenced a take-over bid to acquire, 20% or more of the Common Shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a “Permitted Bid”) or a transaction otherwise permitted by the Rights Plan. The acquisition by any person (an “Acquiring Person”) of 20% or more of the Common Shares, other than by way of a Permitted Bid or a transaction otherwise permitted by the Rights Plan, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (excluding Rights held by an Acquiring Person which have become void),will permit the purchase by holders of such Rights of Common Shares at a 50% discount to their market price.

Trading of Rights
Until the Separation Time, the Rights will be evidenced by the certificates representing the Common Shares or by the applicable book entry form registration for the associated Common Shares and will be transferable only together with the associated Common Shares. After the Separation Time, the Rights will be evidenced by separate Rights Certificates (or separate book entry registration). Rights Certificates will also be issued (or separate book entry registrations made) for Rights in respect of Common Shares issued after the Separation Time and before the Expiration Time, to each holder (other than an Acquiring Person) converting securities that are exchangeable for Common Shares after the Separation Time. Rights will trade separately from the Common Shares after the Separation Time.

Permitted Lock-Up Agreements

The Rights Plan requires that a person making a take-over bid structure any lock-up agreement so as to provide reasonable flexibility to the shareholder of the Company. Under the Rights Plan, a person making a take-over bid will not be deemed to “beneficially own” any security where the holder of such security has agreed to deposit or tender such security to the take-over bid (the “Lock-up Bid”) pursuant to a “Permitted Lock-up Agreement”.

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A Permitted Lock-up Agreement must be publicly disclosed and allow the Shareholder to withdraw the securities to tender to another take-over bid or to support another transaction that exceeds the value of the Lock-up Bid either on an absolute basis or by as much or more than a specified amount, which specified amount may not be greater than seven percent. A Permitted Lock-up Agreement must also provide that no “break up” fees or other penalties that exceed, in the aggregate, the greater of two and a half percent of the price or value of the consideration payable under the Lock-up Bid to the Locked-up Person and 50% of the increase in the consideration resulting from another take-over bid transaction shall be payable by the Shareholder if the Shareholder fails to tender its securities to the Lock-up Bid.

Permitted Bid Requirements
The requirements for a Permitted Bid include the following:
•	the take-over bid must be made by way of a take-over bid circular;

•	the take-over bid must be made to all holders of Common Shares (other than the Offeror);

•
the take-over bid must be outstanding for a minimum period of 105 days or such shorter period that a take-over bid must remain open for deposits of securities, in the applicable circumstances, pursuant to Canadian securities laws;

•
Common Shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the applicable period and only if at such time more than 50% of the Common Shares held by Independent Shareholders (as defined below) have been tendered to the take-over bid and not withdrawn;

•
securities may be deposited to the take-over bid at any time during the period in which the take-over bid must remain outstanding and all securities deposited pursuant to the take-over bid may be withdrawn, unless restricted by law, until taken up and paid for; and

•
if more than 50% of the Common Shares held by Independent Shareholders are tendered to the take-over bid within the applicable period and the Common Shares are taken up by the bidder, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Common Shares for not less than 10 days from the date of such public announcement.

“Independent Shareholders” is defined in the Rights Plan as all holders of Common Shares, excluding any Acquiring Person, any person that is making or has announced an intention to make a take-over bid for the Common Shares, affiliates, associates and persons acting jointly or in concert with such excluded persons, and any person who is a trustee of an employee benefit, deferred profit sharing, stock participation or other similar plan or trust for the benefit of employees of the Corporation unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted.

The Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it is required to only be outstanding for the minimum deposit period required under applicable Canadian securities laws.

Waiver

The Board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event where a take-over bid is made by a take-over bid circular to all holders of Common Shares. Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the Corporation made by a take-over bid circular to all holders of Common Shares prior to the expiry of any other bid for which the Rights Plan has been waived. The Board, acting in good faith, may, in respect of any Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event where the Board has determined that the Acquiring Person became an Acquiring Person by inadvertence and such person has reduced its Beneficial Ownership such that it is no longer an Acquiring Person. The Board, acting in good faith, may, with the approval of a majority of votes cast by the Independent Shareholders voting in person or by proxy at a meeting duly called for that purpose, determine, at any time prior to the occurrence of a Flip-in Event, to waive the application of the Rights Plan for any Flip-in Event.

Redemption

The Board, with the approval of a majority of votes cast by the Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose, may redeem the Rights at $0.000001 per Right. Rights will be deemed to have been redeemed by the Board following completion of a Permitted Bid or Competing Permitted Bid.

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Amendment
The Board may amend the Rights Plan with the approval of a majority of the votes cast by the Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose. The Board, without such approval, may make amendments to the Rights Plan to correct any clerical or typographical error or which are required to maintain the validity of the Rights Plan as a result of any change in any applicable legislation, rules or regulations or a decision of a court or regulatory authority.
Board
The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Corporation. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to Shareholders as are considered appropriate.
Exemption for Investment Managers

Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the Common Shares are exempted from triggering a Flip-in Event, provided that they are not making, have not announced an intention to make or are not part of a group making, a take-over bid.

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Schedule “C”:
Rights Plan – Blackline

Amended and Restated
Shareholder Rights Plan Agreement
Between

Algonquin Power & Utilities Corp.

and

TSX Trust Company
as Rights Agent

~~June 2~~[•], ~~2022~~2025

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Table of Contents

Article 1
Definitions

1.1	Definitions	2
1.2	Currency	~~14~~13
1.3	Acting Jointly or in Concert	~~14~~13
1.4	Control	~~14~~13
1.5	Holder of Rights	~~15~~13
1.6	References to this Agreement	~~15~~13

Article 2
The Rights

2.1	Issue of Rights; Legend on Common Share Certificates	~~15~~14
2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights	~~16~~15
2.3	Adjustments to Exercise Price; Number of Rights	~~18~~17
2.4	Date on Which Exercise is Effective	~~21~~20
2.5	Execution, Authentication, Delivery and Dating of Rights Certificates	~~22~~20
2.6	Registration, Registration of Transfer and Exchange	~~22~~21
2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates	~~23~~21
2.8	Persons Deemed Owners	~~23~~22
2.9	Delivery and Cancellation of Certificates	~~23~~22
2.10	Agreement of Rights Holders	~~23~~22

Article 3
Adjustments to the Rights in the Event of Certain Transactions

3.1	Flip-in Event	~~24~~23

Article 4
The Rights Agent

4.1	General	~~26~~24
4.2	Merger, Amalgamation or Consolidation or Change of Name of Rights Agent	~~27~~25
4.3	Duties of Rights Agent	~~27~~26
4.4	Change of Rights Agent	~~29~~27

Article 5
Miscellaneous

5.1	Redemption and Termination	~~29~~27
5.2	Expiration	~~31~~29
5.3	Issuance of New Rights Certificates	~~31~~29
5.4	Supplements and Amendments	~~32~~30
5.5	Fractional Rights and Fractional Shares	~~33~~31
5.6	Rights of Action	~~34~~31
5.7	Holder of Rights Not Deemed a Shareholder	~~34~~32
5.8	Notice of Proposed Actions	~~34~~32
5.9	Notices	~~34~~32
5.10	Costs of Enforcement	~~36~~33
5.11	Successors	~~36~~33
5.12	Benefits of this Agreement	~~36~~33
5.13	Descriptive Headings	~~36~~34
5.14	Governing Law	~~36~~34

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5.15	Language	~~36~~34
5.16	Counterparts	~~36~~34
5.17	Severability	~~36~~34
5.18	Effective Date	~~37~~34
5.19	Shareholder Review	~~37~~34
5.20	Regulatory Approvals	~~37~~35
5.21	Declaration as to Non-Canadian and Non-U.S. Holders	~~37~~35
5.22	Determinations and Actions by the Board	~~38~~35

Amended and Restated Shareholder Rights Plan Agreement

THIS AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT dated ~~June 2~~[•], ~~2022~~2025 (amending and restating the Amended and Restated Shareholder Rights Plan Agreement dated June ~~6~~2, ~~2019~~2022)

BETWEEN:
Algonquin Power & Utilities Corp., a corporation existing under the laws of Canada (hereinafter referred to as the “Corporation”)
OF THE FIRST PART

- and -

TSX Trust Company, a company existing under the laws of Canada (hereinafter referred to as the “Rights Agent”)
OF THE SECOND PART

WHEREAS the board of directors of the Corporation (the “Board”) determined that it was advisable and in the best interest of the Corporation to adopt a shareholder rights plan (the “Rights Plan”) to ensure, to the extent possible, that all shareholders of the Corporation are treated fairly in connection with any take-over offer or bid for the shares of the Corporation;

AND WHEREAS this Agreement was originally entered into by the Corporation and CIBC Mellon Trust Company, in its capacity as rights agent, as of June 9, 2010 and has been amended, or amended and restated, from time to time since such date (such agreement as amended or as amended and restated the “Original Agreement”);

AND WHEREAS the Original Agreement was to be reconfirmed by the shareholders of the Corporation at every third annual meeting of shareholders;
AND WHEREAS the Corporation and the Rights Agent wish to effect certain amendments to update and restate the Original Agreement in its entirety to be on the terms and conditions and in the form of this agreement (the Original Agreement as so amended and restated being herein referred to as the “Agreement”) to take effect immediately upon receipt of approval of the shareholders of the Corporation at the annual ~~and special~~ meeting of shareholders to be held in ~~2022~~2025 or any adjournment or postponement thereof;

AND WHEREAS each Right (as defined below) entitles the holder thereof, after the Separation Time (as defined below), to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein;

~~AND WHEREAS, in connection with the amendment and  restatement of the Original Agreement on June 6, 2019,  AST Trust Company (Canada) (“AST”) was appointed  as Rights Agent;~~

~~AND WHEREAS on or about September 1, 2021, AST  amalgamated with TSX Trust Company to form “~~
~~TSX Trust Company”, such that pursuant to Section 4.2  of the Original Agreement, TSX Trust Company, as the  successor entity, now acts as the Rights Agent under  the Original Agreement;~~

AND WHEREAS the Corporation desires to confirm its appointment of the Rights Agent to act on behalf of the Corporation and the holders of Rights and the Rights Agent is willing to continue to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to herein;

NOW THEREFORE in consideration of the premises and the respective agreements set forth herein, the parties hereby agree as follows:

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Article 1
Definitions

1.1	Definitions
For purposes of this Agreement, the following terms have the meanings indicated:

(a)	“1933 Securities Act” shall mean the Securities Act of 1933 of the United States, as amended, and the rules and regulations thereunder, and any comparable or successor laws or regulations thereto.

(b)
“1934 Exchange Act” shall mean the Securities Exchange Act of 1934 of the United States, as amended, and the rules and regulations  thereunder, and any comparable or  successor laws or regulations thereto.

(c)
~~(a)~~ “Acquiring Person” shall mean any Person who is the Beneficial Owner of 20% or more of the outstanding Common Shares of the Corporation; provided, however, that the term “Acquiring Person” shall not include:

(i)	the Corporation or any Subsidiary of the Corporation;

(ii)	any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares of the Corporation as a result of any one or a combination of:

(A)
an acquisition or redemption by the Corporation of Common Shares which, by reducing the number of Common Shares outstanding, increases the proportionate number of Common Shares Beneficially Owned by such Person to 20% or more of the Common Shares then outstanding;

(B)	Common Share acquisitions made pursuant to a Permitted Bid or a Competing Permitted Bid (“Permitted Bid Acquisitions”);

(C)
Common Share acquisitions (1) in respect of which the Board has waived the application of Section 3.1 pursuant to subsections 5.1(b), 5.1(c) or 5.1(d); or (2) which were made pursuant to a dividend reinvestment plan of the Corporation; or (3) pursuant to the receipt or exercise of rights issued by the Corporation to all the holders of the Common Shares (other than holders resident in a jurisdiction where such distribution is restricted or impracticable as a result of applicable law) to subscribe for or purchase Common Shares or Convertible Securities, provided that such rights are acquired directly from the Corporation and not from any other Person and provided that the Person does not thereby acquire a greater percentage of Common Shares or Convertible Securities so offered than the Person’s percentage of Common Shares or Convertible Securities ~~beneficially owned~~Beneficially Owned immediately prior to such acquisition; or (4) pursuant to a distribution by the Corporation or an affiliate of the Corporation of Common Shares or Convertible Securities (and the conversion,  exercise or exchange of such Convertible Securities) made pursuant to a prospectus, provided that the Person does not thereby acquire a greater percentage of Common Shares or Convertible Securities so offered than the Person’s percentage of Common Shares or Convertible Securities ~~beneficially owned~~Beneficially Owned immediately prior to such acquisition; or (5) pursuant to a distribution by the Corporation of Common Shares or Convertible Securities (and the conversion,  exercise or exchange of such Convertible Securities) by way of a private placement or a securities exchange take-over bid circular or upon the exercise by an individual employee of options to purchase Common Shares granted under a stock option plan of the Corporation or rights to purchase or acquire securities granted under a share purchase or incentive plan of the Corporation, provided that (i) all necessary stock exchange approvals for such private placement, stock

104	ALGONQUIN > LIBERTY

option plan or share purchase or incentive plan have been obtained and such private placement, stock option plan or share purchase or incentive plan complies with the terms and conditions of such approvals and (ii) such Person does not become the Beneficial Owner of more than 25% of the Common Shares outstanding immediately prior to the distribution, and in making this determination, the Common Shares to be issued to such Person in the distribution shall be deemed to be held by such Person but shall not be included in the aggregate number of outstanding Common Shares immediately prior to the distribution; or (6) pursuant to an amalgamation, plan of arrangement, merger or other statutory procedure which has been approved by the Board and the holders of Common Shares at a meeting duly called by the Board and held for such purpose (“Exempt Acquisitions’’);

(D)
the acquisition of Common Shares upon the exercise, conversion or exchange of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition (as defined below) (“Convertible Security Acquisitions”); or

(E)
acquisitions as a result of a stock dividend, stock split or other event pursuant to which such Person receives or acquires Common Shares or Convertible Securities on the same pro rata basis as all other holders of Common Shares of the same class, provided that the Person does not thereby ~~acquire~~become the Beneficial Owner of a greater percentage of Common Shares or Convertible Securities so offered than the ~~Person’s~~ percentage of Common Shares or Convertible Securities ~~beneficially owned~~Beneficially Owned by such Person immediately prior to such acquisition (“Pro Rata Acquisitions”);

provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the Common Shares of the Corporation then outstanding by reason of any one or a combination of (i) share acquisitions or redemptions by the Corporation or (ii) Permitted Bid Acquisitions or (iii) Exempt Acquisitions or (iv) Convertible Security Acquisitions or (v) Pro Rata Acquisitions and, after such share acquisitions or redemptions by the Corporation, Permitted Bid Acquisitions, Exempt Acquisitions, Convertible Security Acquisitions or Pro Rata Acquisitions, such Person subsequently becomes the Beneficial Owner of more than an additional 1% of the number of Common Shares of the Corporation outstanding other than pursuant to any one or a combination of share acquisitions or redemptions of shares by the Corporation, Permitted Bid Acquisitions, Exempt Acquisitions, Convertible Security Acquisitions or Pro Rata Acquisitions, then as of the date of any such acquisition such Person shall become an “Acquiring Person”;

(ii)
for a period of 10 days after the Disqualification Date, any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares as a result of such Person becoming disqualified from relying on clause 1.1(d)(B) of the definition of Beneficial Owner solely because such Person makes or announces an intention to make a Take-over Bid, either alone, through such Person’s Affiliates or Associates or by acting jointly or in concert with any other Person. For the purposes of this definition, “Disqualification Date” means the first date of public announcement that any Person is making or intends to make a Take-over Bid, either alone, through such Person’s Affiliates or Associates or by acting jointly or in concert with any other Person;

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(iv)
an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Common Shares in connection with a distribution of securities by way of prospectus or private placement; or

(v)
a Person (a “Grandfathered Person”) who is the Beneficial Owner of 20% or more of the outstanding Common Shares of the Corporation as at the Record Time; provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time (A) cease to Beneficially Own 20% or more of the outstanding Common Shares or (B) become the Beneficial Owner (other than pursuant to any one or a combination of (1) Common Share acquisitions or redemptions by the Corporation or (2) Permitted Bid Acquisitions or (3) Exempt Acquisitions or (4) Convertible Security Acquisition or (5) Pro Rata Acquisitions) of additional Common Shares constituting more than 1% of the number of Common Shares outstanding as at the Record Time whether or not such Person has disposed of any Common Shares or otherwise has had its ownership diluted after the Record Time.

(d)
~~(b)~~ “Affiliate”, used to indicate a relationship with a specified Person, shall mean a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person.

(e)	“Agreement” has the meaning ascribed to it in the recitals hereto.

(f)
~~(c)~~ “Associate” of a specified individual shall mean any individual to whom such specified individual is married or with whom such specified individual is living in a conjugal relationship, outside marriage, or any relative of such specified individual or said spouse who has the same home as such specified individual.

(g)	~~(d)~~ A Person shall be deemed the “Beneficial Owner”, and to have “Beneficial Ownership” of, and to “Beneficially Own”:
(i)	any securities as to which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;

(ii)
any securities as to which such Person or any of such Person’s Affiliates or Associates has the right to become the owner at law or in equity (A) upon the exercise of any Convertible Securities, or (B) pursuant to any agreement, arrangement or understanding, whether or not in writing, in either case where such right is exercisable immediately or within a period of 60 days and whether or not on condition or the happening of any contingency or making of any payment (other than (1) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution to the public or pursuant to a private placement of securities, or (2) pursuant to a pledge of securities in the ordinary course of business); ~~and~~

(iii)
any securities which are subject to a  lock-up or similar agreement to tender  or deposit them into any Take-Over Bid  made by such Person or made by any  Affiliate or Associate of such Person or  made by any other Person acting jointly or in concert with such Person; and

(iv)	~~(iii)~~ any securities which are Beneficially Owned within the meaning of clauses ~~1.1(g)(i) or~~ 1.1(g)(i), (ii) or (iii) above by any other Person with which such Person is acting jointly or in concert;
provided, however, that a Person shall not be deemed the “Beneficial Owner” of, ~~or~~ to have “Beneficial Ownership” of, or to “Beneficially Own”, any security:

(A)
where (1) the holder of such security has agreed to deposit or tender such security pursuant to a Permitted Lock-up Agreement to a Take-over Bid made by such Person or any of such Person’s Affiliates or Associates or any other Person referred to in clause ~~1.1(d) (iii)~~1.1(g)(iv), or (2) such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or any of such

106	ALGONQUIN > LIBERTY

Person’s Affiliates or Associates or any other Person referred to in clause ~~1.1(d)(iii)~~1.1(g)(iv), in each case until the earliest time at which any such deposited or  tendered security is ~~accepted  unconditionally for payment or  exchange or is~~ taken up ~~and~~or paid for, whichever shall first occur;

(B)
where such Person, any of such Person’s Affiliates or Associates or any other Person referred to in clause ~~1.1(d)(iii)~~1.1(g)(iv), holds such security provided that (1) the ordinary business of any such Person (the “Investment Manager”) includes the management of investment funds for others and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager’s duties for the account of any other Person, including the acquisition or holding of securities for non- discretionary accounts held on behalf of a client by a broker or dealer registered under applicable securities laws, or (2) such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons or in relation to other accounts and holds such security in the ordinary course of such duties for the estates of deceased or incompetent Persons or for such other accounts, or (3) such Person (the “Plan Trustee”) is the administrator or trustee of one or more pension funds or plans (each a “Plan”) registered under applicable laws and holds such security for the purposes of its activity as such, or (4) such Person is a Plan or is a Person established by statute (the “Statutory Body”) for purposes that include, and the ordinary business or activity of such Person includes the management of investment funds for employee benefit plans, pension plans, insurance plans (other than plans administered by insurance companies) or various public bodies, or (5) such Person is a Crown agent or agency or (6) such Person (the “Manager”) is the manager or trustee of a mutual fund (“Mutual Fund”) that is registered or qualified to issue its securities to investors under the securities laws of any province of Canada or the laws of the United States of America or is a Mutual Fund; provided in any of the above cases, that the Investment Manager, the Trust Company, the Plan Trustee, the Plan, the Statutory Body, the Crown agent or agency, the Manager or the Mutual Fund, as the case may be, is not then making a Take-over Bid ~~or~~ and has not announced a current intention to make a Take-over Bid, other than an Offer to Acquire Common Shares or other securities pursuant to a distribution by the Corporation or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange, securities quotation system or organized over-the-counter market, alone, through its Affiliates or Associates or by acting jointly or in concert with any other Person;

(C)
because such Person is a client of or has an account with the same Investment Manager as another Person on whose account the Investment Manager holds such security, or where such Person is a client of or has an account with the same Trust Company as another Person on whose account the Trust Company holds such security, or where such Person is a Plan and has a Plan Trustee who is also a Plan Trustee for another Plan on whose account the Plan Trustee holds such security;

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(D)
where such Person is (1) a client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, or (2) an account of a Trust Company and such security is owned at law or in equity by the Trust Company, or (3) a Plan and such security is owned at law or in equity by the Plan Trustee; or

(E)	where such Person is the registered holder of such security as a result of carrying on the business of or acting as a nominee of a securities depositary.

For purposes of this Agreement, the percentage of Common Shares Beneficially Owned by any Person, shall be and be deemed to be the product determined by the formula:
100 x A/B
Where:
A = the number of votes for the election of all directors generally attaching to the Common Shares Beneficially Owned by such Person; and
B = the number of votes for the election of all directors generally attaching to all outstanding Common Shares.
For the purposes of the foregoing formula, where any Person is deemed to Beneficially Own unissued Common Shares which may be acquired pursuant to Convertible Securities, such Common Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Common Shares Beneficially Owned by such Person in both the numerator and the denominator, but no other unissued Common Shares which may be acquired pursuant to any other outstanding Convertible Securities shall, for the purposes of that calculation, be deemed to be outstanding.

(h)
“Book Entry Form” means, in reference to securities, securities that have been issued and registered in uncertificated form and includes securities evidenced by an advice or other statement and securities which are maintained electronically on the records of the Corporation’s transfer agent but for which no certificate has been issued.

(i)	“Book Entry Rights Exercise Procedures” has the meaning attributed thereto in clause 2.2(c).

(j)	~~(e)~~ “Business Day” shall mean any day other than a Saturday, Sunday or a day that is treated as a holiday in Toronto, Canada.

(k)	~~(f)~~ “Canadian-U.S. Exchange Rate” shall mean on any date the inverse of the U.S. Canadian Exchange Rate.

(l)	~~(g)~~ “CBCA” shall mean the Canada Business Corporations Act, R.S.C. 1985, c.44, as amended, and the regulations thereunder, and any comparable or successor laws or regulations thereto.

(m)
~~(h)~~ “Canadian Dollar Equivalent” of any amount which is expressed in United States dollars shall mean on any day the Canadian dollar equivalent of such amount determined by reference to the Canadian-U.S. Exchange Rate on such date.

(n)
~~(i)~~ “close of business” on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the office of the transfer agent for the Common Shares in the City of Toronto (or, after the Separation Time, the offices of the Rights Agent in the City of Toronto) becomes closed to the public;  provided, however, that for purposes of the definition of “Competing Permitted Bid” and the definition of “Permitted Bid”, “close of business” on any date means 11:59 p.m. (local time, at the place of deposit) on such date (or, if such date is not a Business Day, 11:59 p.m. (local time, at the place of deposit) on the next succeeding Business Day).

(o)
~~(j)~~ “Common Shares” and “Common Shares of the Corporation” means the common shares of the Corporation, as constituted as of the Record Time and any other security of the Corporation into which such shares may be subdivided, reclassified or changed from time to time.

(p)	~~(k)~~ “Competing Permitted Bid” shall mean a Take-over Bid that:

(i)	is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the termination or expiry of the Permitted Bid or another Competing Permitted Bid;

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(ii)	satisfies all components of the definition of a Permitted Bid other than the requirements set out in subparagraph ~~1.1(bb)(ii)(A)~~ 1.1(ff)(ii)(A) of the definition of a Permitted Bid; and

(iii)
contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no securities will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the last day of the minimum initial deposit period that such Take-over Bid must remain open for deposits of securities thereunder pursuant to NI 62-104 after the date of the Take-over Bid constituting the Competing Permitted Bid.;

provided, however, that a Take-Over Bid that qualified as a Competing Permitted Bid will cease to be a Competing Permitted Bid at any time when such Take-Over Bid ceases to meet any of the requirements of this definition, and provided that, at such time, any acquisitions of securities made pursuant to such Competing Permitted Bid, including any acquisition of securities made prior to such time, will cease to be a Permitted Bid Acquisition.

(q)
~~(l)~~ “Convertible Securities” shall mean, at any time, any securities issued by the Corporation from time to time (other than the Rights) carrying any exercise, conversion or exchange right pursuant to which the holder thereof may acquire Common Shares or other securities which are convertible into or exercisable or exchangeable for Common Shares.

(r)	~~(m)~~ “Convertible Security Acquisitions” shall have the meaning set forth in the definition of “Acquiring Person” herein.

(s)	~~(n)~~ “Co-Rights Agents” shall have the meaning set forth in subsection 4.1(a).

(t)	~~(o)~~ “Exempt Acquisition” shall have the meaning set forth in the definition of “Acquiring Person” herein.

(u)
~~(p)~~ “Exercise Price” shall mean, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right in accordance with the terms hereof and, subject to adjustment thereof in accordance with the terms hereof, the Exercise Price shall be:

(i)	until the Separation Time, an amount equal to three times the Market Price, from time to time, per Common Share; and

(ii)	from and after the Separation Time, an amount equal to three times the Market Price, as at the Separation Time, per Common Share.

(v)	~~(q)~~ “Expansion Factor” shall have the meaning set forth in subsection 2.3(a).

(w)	~~(r)~~ “Expiration Time” shall mean the earlier of:

(i)	the Termination Time; and

(ii)	the termination of the annual meeting of the shareholders of the Corporation in the year ~~2025~~2028;

provided, however, that if the resolution referred to in Section 5.19 is approved by Independent Shareholders in accordance with Section 5.19 at or prior to such annual meeting or at or prior to any subsequent annual meeting, “Expiration Time” means the earlier of (i) the Termination Time and (ii) the termination of the annual meeting of the shareholders of the Corporation in the year that is three years after the year in which such approval occurs.

(x)
~~(s)~~ “Fiduciary” shall mean a trust company registered under the trust company legislation of Canada or any province thereof, a trust company organized under the laws of any state of the United States, a portfolio manager registered under the securities legislation of one or more provinces of Canada or an investment adviser registered under the United States Investment Advisers Act of 1940 or any other securities legislation of the United States or any state of the United States.

(y)
~~(t)~~ “Flip-in Event” shall mean a transaction or other event, in or pursuant to which any Person shall become an Acquiring Person; provided, however, that a Flip-in Event shall be deemed to occur at the close of business on the tenth day (or such later day as the Board may determine) after the Stock Acquisition Date.

(z)
~~(u)~~ “Independent Shareholders” shall mean holders of outstanding Common Shares of the Corporation excluding (i) any Acquiring Person, and (ii) any Offeror (other than a Person who, by virtue of clause ~~1.1(d)(B)~~1.1(g) (iv)(B), is not deemed to Beneficially Own the Common Shares held by such Person), and

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(iii) any Affiliate or Associate of any Acquiring Person or Offeror, and (iv) any Person acting jointly or in concert with any Acquiring Person or Offeror, and (v) a Person who is a trustee of any employee benefit plan, Common Share purchase plan, deferred profit sharing plan or any similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted or direct whether the Common Shares are to be tendered to a Take-over Bid.

(aa)
~~(v)~~ “Market Price” per security of any securities on any date of determination shall mean the average of the daily Closing Price Per Security of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the price used to determine the Closing Price Per Security on any Trading Day not to be fully comparable with the price used to determine the Closing Price Per Security on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the price per security used to determine the Closing Price Per Security on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The “Closing Price Per Security” of any securities on any date shall be:

(i)
the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for such securities as reported by the securities exchange or national securities quotation system on which such securities are listed or admitted for trading on which the largest number of such securities were traded during the most recently completed calendar year;

(ii)
if, for any reason, none of such prices is available on such date or the securities are not listed or admitted to trading on a securities exchange or on a national securities quotation system, the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices for such securities in the over-the-counter market, as quoted by any reporting system then in use (as selected by the Board); or

(iii)
if the securities are not listed or admitted to trading as contemplated in clause ~~1.1(v)(i)~~1.1(aa)(i) or (ii), the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities; provided, however, that if on any such date the Closing Price Per Security cannot be determined in accordance with the foregoing, the Closing Price Per Security of such securities on such date shall mean the fair value per security of such securities on such date as determined in good faith by an internationally recognized investment dealer or investment banker with respect to the fair value per security of such securities.

The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars at the Canadian Dollar Equivalent thereof.

(bb)	~~(w)~~ “NI 62-104” shall mean National Instrument 62-104 – Take-Over Bids and Issuer Bids, and any comparable or successor laws, instruments or rules thereto.

~~(x)~~	~~“1933 Securities Act” shall mean the Securities Act of 1933 of the United States, as amended,  and the rules and regulations thereunder,  and any comparable or successor laws or  regulations thereto.~~

~~(y)~~
~~“1934 Exchange Act” shall mean the Securities Exchange Act of 1934 of the United States, as amended, and the rules and regulations  thereunder, and any comparable or  successor laws or regulations thereto.~~

(cc)	~~(z)~~ “Offer to Acquire” shall include:

(i)	an offer to purchase, or a solicitation of an offer to sell, Common Shares and/or Convertible Securities of any class or classes; and

110	ALGONQUIN > LIBERTY

(ii)	an acceptance of an offer to sell Common Shares and/or Convertible Securities of any class or classes, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

(dd)	“Offeror” means a Person who has announced, and has not withdrawn, an intention to make or who has made, and has not withdrawn, a Take-over Bid.

(ee)
~~(aa)~~ “Offeror’s Securities” shall mean Common Shares Beneficially Owned by an Offeror, any Affiliate or Associate of such Offeror and any Person acting jointly or in concert with such Offeror ~~and “Offeror”  means a Person who has announced, and  has not withdrawn, an intention to make or who has made, and has not withdrawn, a Take-over Bid~~.

(ff)	~~(bb)~~ “Permitted Bid” shall mean a Take-over Bid made by a Person by means of a Take-over Bid circular which also complies with the following additional provisions:

(i)	the Take-over Bid is made to all holders of record of Common Shares, other than the Offeror;

(ii)
the Take-over Bid shall contain, and the provisions for the take-up and payment for securities tendered or deposited thereunder shall be subject to, irrevocable and unqualified provisions that no securities shall be taken up or paid for pursuant to the Take-over Bid:

(A)
prior to the close of business on a date that is no earlier than the earlier of (i) the date 105 days following the date of the Take- over Bid and (ii) the last day of the initial deposit period that the Offeror must allow securities to be deposited under the Take-over Bid pursuant to NI 62-104; and

(B)	only if at such date more than 50% of the Common Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;
(iii)
the Take-over Bid shall contain irrevocable and unqualified provisions that securities may be deposited pursuant to the Take-over Bid at any time during the period of time described in subparagraph ~~1.1(bb)(ii)(A)~~1.1(ff)(ii)(A) and all securities deposited pursuant to the Take-over Bid may be withdrawn, unless restricted by law, until taken up and paid for; and

(iv)
the Take-over Bid shall contain an irrevocable and unqualified provision that in the event that the deposit condition set forth in subparagraph ~~1.1(bb)(ii)(B)~~1.1(ff)(ii)(B) is satisfied and such ~~Common Shares~~securities are taken up by the Offeror, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of securities for not less than ten days from the date of such public announcement;

provided, however, that a Take-Over Bid that qualified as a Permitted Bid will cease to be a Permitted Bid at any time when such Take-Over Bid ceases to meet any of the requirements of this definition;

provided, further, that if a Take-over Bid constitutes a Competing Permitted Bid, the term “Permitted Bid” shall also mean the Competing Permitted Bid.

(gg)	~~(cc)~~ “Permitted Bid Acquisitions” shall have the meaning set forth in the definition of “Acquiring Person” herein.

(hh)
~~(dd)~~ “Permitted Lock-up Agreement” shall mean an agreement (the “Lock-up Agreement”) between an Offeror, any of its Affiliates or Associates or any other Person acting jointly or in concert with the Offeror and one or more holders of Common Shares and/ or Convertible Securities who is not an Affiliate or Associate of the Offeror (each such holder herein referred to as a “Locked-up Person”) (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Corporation) not later than the date of the Lock-up Bid (as defined below), or if the Lock-up Bid has been made prior to the date of the Lock-up Agreement not later than the first Business Day following the date of the Lock-up Agreement) pursuant to which each Locked-up Person agrees to

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deposit or tender the Common Shares or Convertible Securities held by such holder to the Offeror’s Take-over Bid or any Take-over Bid made by any of the Offeror’s Affiliates or Associates (the “Lock-up Bid”), provided that:

(i)
the Lock-up Agreement permits the Locked-up Person to withdraw its securities from the Lock-up Agreement in order to deposit or tender the securities to another Take-over Bid or to support another transaction that in either case will provide a greater price or value to the Locked-up Person than the Lock-up Bid; or

(ii)
the Lock-up Agreement permits the Locked-up Person to withdraw its securities from the Lock-up Agreement in order to deposit or tender the securities to another Take-over Bid or to support another transaction that contains an offer price or value for each Common Share that exceeds by as much as or more than a specified amount (the “Specified Amount”) the offer price or value for each Common Share contained in or proposed to be contained in the Lock-up Bid and that does not by its terms provide for a Specified Amount that is greater than 7% of the offer price or value contained in or proposed to be contained in the Lock-up Bid;

and, for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give an Offeror who made the Lock-up Bid an opportunity to match a higher price or value in another Take-over Bid or transaction or other similar limitation on a Locked-up Person’s right to withdraw securities from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw securities in sufficient time to tender to the other Take-over Bid or participate in and support the other transaction; and

(iii)	no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in aggregate the greater of:

(A)	2.5% of the price or value of the consideration payable under the Lock-up Bid to a Locked-up Person; and

(B)
50% of the amount by which the price or value of the consideration received by a Locked-up Person under another Take-over Bid or transaction exceeds the price or value of the consideration that the Locked-up Person would have received under the Lock-up Bid, shall be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Common Shares and/or Convertible Securities to the Lock-up Bid, or withdraws Common Shares and/or Convertible Securities previously tendered thereto in order to deposit or tender such Common Shares to another Take-over Bid or support another transaction.

(ii)	~~(ee)~~ “Person” shall mean any individual, firm, partnership, association, trust, trustee, personal representative, body corporate, corporation, unincorporated organization, syndicate or other entity.

(jj)	~~(ff)~~ “Pro Rata Acquisition” shall have the meaning set forth in the definition of “Acquiring Person” herein.

(kk)	~~(gg)~~ “Record Time” shall have the meaning set forth in subsection 2.1(a) herein.

(ll)	~~(hh)~~ “Redemption Price” shall have the meaning set forth in subsection 5.1(a) herein.

(mm)	~~(ii)~~ “Right” shall mean a right to purchase a Common Share upon the terms and subject to the conditions set forth in this Agreement;

(nn)	~~(jj)~~ “Rights Certificate” shall mean, after the Separation Time, the ~~certificate~~certificates representing the Rights substantially in the form of Exhibit A hereto.

(oo)
~~(kk)~~ “Securities Act” shall mean the Securities Act (Ontario), R.S.O. 1990, c. S-5, and the rules and regulations thereunder, each as may be amended from time to time, and any comparable or successor laws, rules or regulations thereto.

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(pp)	~~(ll)~~ “Separation Time” shall mean the close of business on the tenth Business Day after the earlier of:

(i)	the Stock Acquisition Date;

(ii)
the date of the commencement of, or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence, a Take- over Bid (other than a Take-over Bid which is a Permitted Bid or a Competing Permitted Bid so long as such Take-over Bid continues to satisfy the requirements of a Permitted Bid or Competing Permitted Bid); provided that, if any Take-over Bid referred to in this clause (ii) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for purposes of this subsection ~~1.1(II)~~1.1(pp), never to have been made; and

(iii)	the date upon which a Permitted Bid or Competing Permitted Bid ceases to be a Permitted Bid or a Competing Permitted Bid, as applicable;

or, in each case, such later date as may be determined by the Board; provided that, if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time and if the Board determines pursuant to Section 5.1 to waive the application of Section 3.1 to a Flip-in Event, the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred.

(qq)
~~(mm)~~ “Stock Acquisition Date” shall mean the first date of public announcement (which for the purposes of this definition, shall include, without limitation, a report filed pursuant to Section 5.2 of NI 62-104, Section 4.5 of National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, Section 102.1 of the Securities Act or Section 13(d) under the 1934 Exchange Act) by the Corporation or an Acquiring Person that a Person has become an Acquiring Person.

(rr)	~~(nn)~~ “Subsidiary” of any specified Person shall mean any trust, corporation, partnership or other entity controlled by such specified Person.
(ss)
~~(oo)~~ “Take-over Bid” shall mean an Offer to Acquire Common Shares ~~or securities  convertible into Common Shares~~and/or Convertible Securities, where the Common Shares and/or Convertible Securities  subject to the Offer to Acquire, together with the Common Shares into which the ~~securities~~Convertible Securities subject to the Offer to Acquire are convertible, exercisable or exchangeable, and the Offeror’s Securities, constitute in the aggregate 20% or more of the outstanding Common Shares at the date of the Offer to Acquire.

(tt)	~~(pp)~~ “Termination Time” shall mean the time at which the right to exercise Rights shall terminate pursuant to Section 5.1 or 5.19 hereof.

(uu)
~~(qq)~~ “Trading Day”, when used with respect to any securities, shall mean a day on which the securities exchange or national securities quotation system on which such securities are listed or admitted to trading on which the largest number of such securities were traded during the most recently completed calendar year is open for the transaction of business or, if the securities are not listed or admitted to trading on any securities exchange, a Business Day.

(vv)	~~(rr)~~ “U.S. Canadian Exchange Rate” shall mean on any date:

(i)	if on such date the Bank of Canada ~~sets an~~publishes the daily average ~~noon spot rate of~~ exchange rate for such date with a conversion of one United States dollar into Canadian dollars, such rate;

(ii)
in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board from time to time acting in good faith.

(ww)
~~(ss)~~ “U.S. Dollar Equivalent” of any amount which is expressed in Canadian dollars shall mean on any day the United States dollar equivalent of such amount determined by reference to the U.S.-Canadian Exchange Rate on such date.

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1.2	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada.

1.3	Acting Jointly or in Concert

For purposes of this Agreement, a Person is acting jointly or in concert with another Person if such Person has any agreement, arrangement or understanding (whether formal or informal and whether or not in writing) with such other Person to acquire, or Offer to Acquire, any Common Shares of the Corporation (other than (a) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities by way of prospectus or private placement, or (b) pursuant to a pledge of securities in the ordinary course of business).

1.4	Control

A Person is “controlled” by another Person or two or more other Persons acting jointly or in concert if:

(a)
in the case of a body corporate, securities carrying more than 50% of the votes entitled to ~~vote~~be cast in the election of directors of such body corporate ~~carrying more than 50%  of the votes for the election of directors~~ are held, directly or indirectly, by or for the benefit of the other Person or Persons acting jointly or in concert and the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate; or

(b)	in the case of a Person which is not a body corporate, more than 50% of the voting interests of such entity are held, directly or indirectly, by or for the benefit of the other Person or Persons;

and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.
1.5	Holder of Rights

As used in this Agreement, unless the context otherwise requires, the term “holder” of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares).

1.6	References to this Agreement

In this Agreement, unless otherwise provided herein and unless the context otherwise requires, references to “this Agreement”, “herein”, “hereby” and “hereunder” mean this Amended and Restated Shareholder Rights Plan Agreement dated as of ~~June 2, 2022~~ [•], 2025 between the Corporation and the Rights Agent as amended and supplemented from time to time.

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Article 2
The Rights

2.1	Issue of Rights; Legend on Common Share Certificates

(a)
One Right has been issued, effective as of the close of business on June 9, 2010 (the “Record Time”), in respect of each Common Share outstanding as of the Record Time and one Right has been and shall be issued in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time.

(b)
Certificates for the Common Shares, including without limitation Common Shares issued upon the conversion of Convertible Securities, issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time shall evidence one Right for each Common Share represented thereby and, commencing as soon as reasonably practicable after the Record Time, shall have impressed on, printed on, written on or otherwise affixed to them, prior to the date hereof the legend set forth in the Original Agreement which legend shall be deemed to be amended for all purposes to read the same as the legend set forth below, and after the date hereof the following legend:

Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in an Amended and Restated Shareholder Rights Plan Agreement dated as of ~~June 2~~ [•], ~~2022~~2025, as such may from time to time be amended, restated, varied or replaced (the “Rights Agreement”), between Algonquin Power & Utilities Corp. (the “Corporation”) and TSX Trust Company as Rights Agent, the terms of which are hereby incorporated herein by reference and a copy of which is on file at the registered office of the Corporation. In certain circumstances, as set forth in the Rights Agreement, such Rights may be amended, redeemed, may expire, may become void (if, in certain cases, they are “Beneficially Owned” by an “Acquiring Person”, as such terms are defined in the Rights Agreement, or a transferee thereof) or may be evidenced by separate certificates and may no longer be evidenced by this certificate.
The Corporation will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.

(c)
Certificates representing Common Shares that were issued and outstanding at the Record Time shall evidence one Right for each Common Share evidenced thereby notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Expiration Time.

(d)
Registered holders of Common Shares who have not received a share certificate and are entitled to do so on the earlier of the Separation Time and the Expiration Time shall be entitled to Rights as if such certificates had been issued and such Rights shall for all purposes hereof be evidenced by the corresponding entries on the Corporation’s securities registers for the Common Shares.

(e)
Any Common Shares issued and registered in Book Entry Form after the Record Time but prior to the earlier of the Separation Time and the Expiration Time shall evidence, in addition to such Common Shares, one Right for each Common Share represented by such registration and the registration record of such Common Shares shall include the legend provided for in subsection 2.1(b), adapted accordingly as the Rights Agent may reasonably require. Common Shares registered in Book Entry Form that were issued and outstanding as at the Record Time shall also evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the aforementioned legend, until the earlier of the Separation Time and the Expiration Time.

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2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a)
Subject to adjustment as herein set forth, each Right will entitle the holder thereof, after the Separation Time, to purchase, for the Exercise Price, or its U.S. Dollar Equivalent as at the Business Day immediately preceding the day of exercise of the Right, one Common Share. Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.

(b)	Until the Separation Time,

(i)	no Right may be exercised; and

(ii)
each Right will be evidenced by the certificate for the associated Common Share or by the Book Entry Form registration for the associated Common Share and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

(c)
After the Separation Time and prior to the Expiration Time, the Rights (i) may be exercised, and (ii) will be transferable independent of Common Shares. Promptly following the Separation Time, the Corporation will determine whether it wishes to issue Rights Certificates or whether it will maintain the Rights in Book Entry Form. In the event the Corporation determines to maintain the Rights in Book Entry Form, it will put in place such alternative procedures as are directed by the Rights Agent for the Rights to be maintained in Book Entry Form (the “Book Entry Rights Exercise Procedures”), it being  hereby acknowledged that such procedures shall, to the greatest extent possible, replicate in all substantive respects the procedures set out in this Agreement with respect to the exercise of the Rights Certificates and the procedures set out in this Agreement shall be modified only to the extent necessary, as determined by the Rights Agent, to permit the Corporation to maintain the Rights in Book Entry Form. In such event, the Book Entry Rights Exercise Procedures shall be deemed to replace the procedures set out in this Agreement with respect to the exercise of Rights and all provisions of this Agreement referring to Rights Certificates shall be applicable to Rights registered in Book Entry Form in like manner as to Rights in certificated form. In the event that the Corporation determines to issue Rights Certificates, it will  prepare (or will arrange to have prepared) and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time, and in respect of each Convertible Security converted into Common Shares after the Separation Time and prior to the Expiration Time promptly after such conversion, to the holder so converting (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a “Nominee”)) at such holder’s address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose), :

(i)
 ~~(x)~~ a Rights Certificate with registration particulars appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or securities quotation system on which the Rights may from time to time be listed or traded, or to conform to usage, and

(ii)	 ~~(y)~~ a disclosure statement describing the Rights.;

provided that a Nominee shall be sent the materials provided for in (i) and (ii) only in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person and the Corporation may require any Nominee or suspected Nominee to provide such information and documentation as the Corporation may reasonably require for such purpose.

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(d)
Rights may be exercised in whole or in part on any Business Day (or on any other day which, in the city at which an Election to Exercise (as hereinafter defined) is duly submitted to the Rights Agent in accordance with this Agreement, is not a Saturday, Sunday or a day that is treated as a holiday in such city) after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent (at its office in the City of Toronto, Canada or at any other office of the Rights Agent in the cities designated from time to time for that purpose by the Corporation), the Rights Certificate evidencing such Rights together with an Election to Exercise (an “Election to Exercise”) substantially in the form attached to the Rights Certificate (or in the  case of Rights in Book Entry Form, in a form adapted accordingly as the Rights Agent may reasonably require) duly completed, accompanied by payment by certified cheque, banker’s draft or money order, payable to the order of the Rights Agent, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares (or if Common Shares are then issued and registered in Book Entry Form, registration in Book Entry Form) in a name other than that of the holder of the Rights being exercised.

(e)
Upon receipt of a Rights Certificate, with a duly completed Election to Exercise (which does not indicate that the holder so exercising is an Acquiring Person) accompanied by payment as set forth in subsection 2.2(d) above, the Rights Agent (unless otherwise instructed by the Corporation) will thereupon promptly:

(i)
requisition from the transfer agent or any co-transfer agent of the Common Shares certificates (or if Common Shares are then issued and registered in Book Entry Form, registration in Book Entry Form) for the number of Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii)	when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares and, after receipt, deliver such cash to or to the order of the registered holder of the Rights Certificate;

(iii)
after receipt of the Common Share certificates or confirmation of Book Entry Form registration, deliver the same to or upon the order of the registered holder of such Rights Certificate (or, if Rights are then issued and registered in Book Entry Form, the Person whose name appears on such registration), registered in such name or names as may be designated by such holder; and

(iv)	tender to the Corporation all payments received on exercise of the Rights.

(f)
In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

(g)	The Corporation covenants and agrees that it will:

(i)
take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Common Shares or registration in Book Entry Form of such Common Shares (subject to payment of the Exercise Price), as applicable, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(ii)
take all such action as may be necessary and within its power to comply with any applicable requirements of the CBCA, the Securities Act, the securities acts or comparable legislation of each of the other provinces and territories of Canada, the 1933 Securities Act and the 1934 Exchange Act, and the rules and regulations thereunder or any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

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(iii)
use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the principal exchanges or traded in the over-the- counter markets on which the Common Shares were traded immediately prior to the Stock Acquisition Date;

(iv)
cause to be reserved and kept available out of its authorized and unissued Common Shares the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights; and

(v)
pay when due and payable any and all Canadian and United States federal, provincial, and state transfer taxes (for greater certainty not including any income taxes or capital gains of the holder or exercising holder or any liability of the Corporation to withhold tax) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Common Shares (or registration in Book Entry Form of  Common Shares), provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares (or registration in Book Entry Form of Common Shares) in a name other than that of the holder of the Rights being transferred or exercised.

2.3	Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a)	In the event the Corporation shall at any time after the date of this Agreement and prior to the Expiration Time:

(i)
declare or pay a dividend on the Common Shares payable in Common Shares (or other securities or securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the

Corporation) other than pursuant to any optional stock dividend program, dividend reinvestment plan or a dividend payable on Common Shares in lieu of a regular periodic cash dividend;

(ii)	subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii)	combine or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv)
issue any Common Shares (or other capital stock or securities exchangeable for or convertible into or giving a right to acquire Common Shares or other capital stock) in respect of, in lieu of or in exchange for existing Common Shares in a reclassification, amalgamation, merger, statutory arrangement or consolidation, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights, shall be adjusted in the manner set forth below. If the Exercise Price and number of Rights outstanding are to be adjusted (x) the Exercise Price in effect after such adjustment shall be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other securities) (the “Expansion Factor”) that a holder of one Common Share immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof, and (y) each Right held prior to such adjustment shall become that number of Rights equal to the Expansion Factor, and the adjusted number of Rights will be deemed to be allocated among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the Shares issued in respect of such dividend, subdivision, change, combination or issuance, so that each such Common Share (or other securities) will have exactly one Right associated with it. If the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the number of securities that a holder of the securities purchasable upon exercise

118	ALGONQUIN > LIBERTY

of one Right immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof. If after the Record Time and prior to the Expiration Time the Corporation shall issue any securities other than Common Shares in a transaction of a type described in clause 2.3(a)(i) or (iv), such securities shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment. If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1 hereof, the adjustment provided for in this Section 2.3 shall be in addition to and shall be made prior to any adjustment required pursuant to Section 3.1 hereof. Adjustments pursuant to subsection 2.3(a) shall be made successively, whenever an event referred to in subsection 2.3(a) occurs.

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in the preceding paragraph, each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such Common Share or the Book Entry Form registration for such Common Shares, as applicable.

(b)
In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for the making of a distribution to all holders of Common Shares of rights or warrants entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares, having a conversion, exchange or exercise price (including the price required to be paid to purchase such convertible or exchangeable security or right per share)) less than 90% of the Market Price per Common Share on such record date, the Exercise Price shall be adjusted in the manner set forth below. The Exercise Price in effect after such record date shall equal the Exercise Price in effect immediately prior to such record date multiplied by a fraction, of which the numerator shall be the number of Common Shares outstanding on such record date plus the number of Common Shares which the aggregate offer price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered (including the price required to be paid to purchase such convertible or exchangeable securities or rights)) would purchase at such Market Price and of which the denominator shall be the number of Common Shares outstanding on such record date plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable). In case such subscription price is satisfied in whole or in part by consideration in a form other than cash the value of such consideration shall be as determined in good faith by the Board whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights.

Such adjustment shall be made successively whenever such a record date is fixed. For purposes of this paragraph (b), the granting of the right to purchase Common Shares pursuant to any dividend or interest reinvestment plan and/or any Common Share purchase plan providing for the reinvestment of dividends or interest payable on securities of the Corporation and/or the investment of periodic optional payments and/or employee benefit or similar plans (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants) shall not be deemed to constitute an issue of rights or warrants by the Corporation; provided, however, that in the case of any dividend or interest reinvestment plan, the right to purchase Common Shares is at a price per share of not less than 90% of the current market price per share (determined as provided in such plans) of the Common Shares.

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(c)
In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than a regular periodic cash dividend or a dividend paid in Common Shares) or rights or warrants entitling them to subscribe for or purchase Common Shares (or Convertible Securities in respect of Common Shares) at a price per Common Share (or, in the case of a Convertible Security in respect of Common Shares having a conversion or exercise price per share (including the price required to be paid to purchase such Convertible Security) less than 90% of the Market Price per Common Share on such record date (excluding those referred to in subsection 2.3(b)), the Exercise Price shall be adjusted in the manner set forth below. The Exercise Price in effect after such record date shall equal the Exercise Price in effect immediately prior to such record date less the fair market value (as determined in good faith by the Board) of the portion of the assets, evidences of indebtedness, rights or warrants so to be distributed applicable to each of the securities purchasable upon exercise of one Right (such determination to be described in a statement filed with the Rights Agent shall be binding on the Rights Agent and the holders of the Rights). Such adjustment shall be made successively whenever such a record date is fixed.

(d)	Each adjustment made pursuant to this Section 2.3 shall be made as of:

(i)	the payment or effective date for the applicable dividend, subdivision, change, combination or issuance, in the case of an adjustment made pursuant to paragraph (a) above; and

(ii)	the record date for the applicable dividend or distribution, in the case of an adjustment made pursuant to paragraph (b) or (c) above,

subject to readjustment to reverse the same if such distribution shall not be made.

(e)
In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time issue any securities (other than Common Shares), or rights or warrants to subscribe for or purchase any such securities, or securities convertible into or exchangeable for any such securities, in a transaction referred to in clause (a)(i) or (a) (iv) above, or if the Corporation shall take any other action (other than the issue of Common Shares) which might have a negative effect on the holders of Rights, if the Board acting in good faith determines that the adjustments contemplated by paragraphs (a), (b) and (c) above are not applicable or will not appropriately protect the interests of the holders of Rights, the Corporation may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, if the adjustments contemplated by paragraphs (a), (b) and (c) above are applicable, notwithstanding such paragraphs, the adjustments so determined by the Corporation, rather than adjustments contemplated by paragraphs (a), (b) and (c) above, shall be made. The Corporation and the Rights Agent shall amend this Agreement in accordance with subsections 5.4(b) and 5.4(c), as the case may be, to provide for such adjustments.

(f)
Each adjustment to the Exercise Price made pursuant to this Section 2.3 shall be calculated to the nearest cent. Whenever an adjustment to the Exercise Price is made pursuant to this Section 2.3, the Corporation shall:

(i)	promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment; and

(ii)	promptly file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate and mail a brief summary thereof to each holder of Rights who requests a copy.

Failure to file such certificate or cause such summary to be mailed as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

(g)
Subject to Section 5.3, irrespective of any adjustment or change in the securities purchasable upon exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the securities so purchasable which were expressed in the initial Rights Certificates issued hereunder.

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2.4	Date on Which Exercise is Effective

Each person in whose name any certificate for Common Shares is issued or a registration in Book Entry Form for Common Shares is made upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares represented thereby, and such certificate or registration shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such person shall be deemed to have become the record holder of such Common Shares on, and such certificate or registration shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Corporation are open.

2.5	Execution, Authentication, Delivery and Dating of Rights Certificates

(a)
~~The~~Rights will be evidenced, in the case of Rights in Book Entry Form, by a statement issued under the Rights Agent’s direct registration system or, alternatively, if the Corporation determines to issue Rights Certificates, the Rights Certificates shall be executed on behalf of the Corporation by any one of a director, the Chief Executive Officer or the Chief Financial Officer of the Corporation.
The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates. Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver ~~Rights  Certificates executed by the Corporation~~ to the Rights Agent ~~for countersignature  and~~(i) disclosure statements describing the Rights, and, if the Corporation determines to issue Rights Certificates, (ii) Rights  Certificates executed by the Corporation for countersignature which the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) ~~and mail~~. The Rights Agent shall deliver such Rights Certificates (or, if Rights are issued and registered in Book Entry Form, such statement issued under the Rights Agent’s direct registration system) and disclosure statements describing the Rights to the holders of the Rights pursuant to subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(b)	Each Rights Certificate shall be dated the date of countersignature thereof.

2.6	Registration, Registration of Transfer and Exchange

(a)
After the Separation Time, the Corporation will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Rights Agent will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed “Rights Registrar” for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

(b)
After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of subsection 2.6(d) below, the Corporation shall execute, and the Rights Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered. Alternatively, in the case of the exercise of  Rights in Book Entry Form, the Rights Agent  shall provide the holder or the designated transferee or the transferees with, as required pursuant to the holder’s instructions, one or more statements issued under the Rights Agent’s direct registration system evidencing the same aggregate number of Rights as did  the direct registration system’s records for the  Rights transferred or exchanged.

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(c)
All Rights issued upon any registration of transfer or exchange of Rights Certificates ~~shall be the~~(or, if Rights are then issued and registered in Book Entry Form, all statements issued under the Rights Agent’s direct registration system registration evidencing Rights issued upon any registration of transfer or exchange or Rights) shall be valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

d)
Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or (including in the case of Rights issued and registered in Book Entry Form) be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder’s attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto.

2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)
If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b)
If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time (i) evidence of ownership of any Rights Certificate, (ii) evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate and (iii) such security or indemnity as may be required by each of them in their sole discretion to save each of them and any of their agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)
As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(d)
Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence an original additional contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights, duly issued hereunder.

2.8	Persons Deemed Owners

The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person, in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered (or, if Rights are then issued and registered in Book Entry Form, the Person whose name appears on such registration) as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever.

2.9	Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable law, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation upon request.

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2.10	Agreement of Rights Holders

Every holder of Rights by accepting the same consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

(a)	to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)	that, prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share;

(c)	that, after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

(d)
that, prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e)	that such holder of Rights has waived his right to receive any fractional Rights or any fractional shares upon exercise of a Right (except as provided herein);

(f)
that, subject to the provisions of Section 5.4, without the approval of any holder of Rights or Common Shares and upon the sole authority of the Board acting in good faith this Agreement may be supplemented or amended from time to time as provided herein; and

(g)
that, notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

Article 3
Adjustments to the Rights
in the event of Certain Transactions

3.1	Flip-in Event

(a)
Subject to subsections 3.1(b) and Section ~~5.1~~5.1, in the event that prior to the Expiration Time a Flip-in Event shall occur, the Corporation shall take such action as shall be necessary to ensure and provide that, within 10 Business Days thereafter or such longer period as may be required to satisfy the requirements of the applicable securities acts or comparable legislation, except as provided below, each Right shall thereafter constitute the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Common Shares of the Corporation having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such date of consummation or occurrence an event of a type analogous to any of the events described in Section 2.3 shall have occurred with respect to such Common Shares).

(b)
Notwithstanding the foregoing or any other provisions of this Agreement, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:

(i)	an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

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(ii)
a transferee, direct or indirect, of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person) in a transfer made after the date hereof, whether or not for consideration, that the Board acting in good faith has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in connection with an Acquiring Person or any Affiliate or Associate of an Acquiring Person) that has the purpose or effect of avoiding clause (i) of this subsection 3.1(b):

shall become void and any holder of such Rights (including transferees) shall thereafter have no right to exercise such Rights under any provision of this Agreement and shall not have any other rights whatsoever in respect of such Rights, whether under any provision of this Agreement or otherwise.
The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this subsection 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this subsection 3.1(b) and such Rights shall become null and void.

(c)
Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either clause (i) or (ii) of subsection 3.1(b) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain or will be deemed to contain the following legend:

“The Rights represented by this Rights Certificate were Beneficially Owned by a Person who was an Acquiring Person or who was an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or was acting jointly or in concert with any of them. This Rights Certificate and the Rights represented hereby shall become void in the circumstances specified in subsection 3.1(b) of the Rights Agreement.”;

~~provided, however, that the~~Any Rights issued and registered in Book Entry Form pursuant to this Section 3.1 shall include the legend set forth in this subsection 3.1(c), adapted accordingly as the Rights Agent may reasonably require. The Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so by the Corporation in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not an Acquiring Person, an Affiliate or Associate thereof or a Person acting jointly or in concert with any of them.

Article 4
The Rights Agent

4.1	General

(a)
The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint such co-Rights Agents (the “Co-Rights Agents”) as it may deem necessary or desirable, subject to the consent of the Rights Agent, acting reasonably. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Corporation may determine with the approval of the Rights Agent and Co-Rights Agent. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements reasonably incurred in the execution and administration of this Agreement and the exercise and performance of its duties hereunder (including the reasonable fees and disbursements of any expert retained by the Rights Agent with the approval of the Corporation, such approval not to be unreasonably withheld).

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The Corporation also agrees to fully indemnify the Rights Agent, its directors, officers, employees and agents for, and to hold them harmless against, any and all, direct or indirect loss, liability, cost, claim, action, damage, counsel fee, payment or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent or its directors, officers, employees and agents for anything done, suffered or omitted by the Rights Agent in connection with the acceptance, execution and administration of this Agreement and the exercise and performance of its duties hereunder, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent. In no event will the Rights Agent be liable for special, indirect, consequential or punitive loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Rights Agent has been advised of the possibility of such damages. Any liability of the Rights Agent will be limited in the aggregate to an amount equal to the annual fee paid by the Corporation pursuant to this Agreement.

(b)
The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper person or persons.

(c)
The Corporation shall inform the Rights Agent, in a reasonably timely manner, of events which may materially affect the administration of this Agreement by the Rights Agent. At any time, upon request, the Corporation shall provide to the Rights Agent an incumbency certificate with respect to the current directors and officers of the Corporation.

4.2	Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

(a)
Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation or consolidation to which the Rights Agent or any successor Rights Agent is a party or any corporation succeeding to the shareholder, shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case, at the time such successor Rights Agent succeeds to the agency created by this Agreement, any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b)
In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

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4.3	Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)
The Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Corporation), and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion; the Rights Agent may also, with the approval of the Corporation (such approval not to be unreasonably withheld) and at the expense of the Corporation, consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert.

(b)
Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be a director, the Chief Executive Officer or the Chief Financial Officer of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c)	The Rights Agent will be liable hereunder only for its own negligence, bad faith or wilful misconduct.

(d)
The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only.

(e)
The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable.

(f)
The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g)
The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be a director, the Chief Executive Officer or the Chief Financial Officer of the Corporation, and to apply to such persons for advice or instructions in connection with its duties and it shall not be liable for any action taken or suffered by it in good faith in reliance upon instructions of any such person; it is understood that instructions to the Rights Agent shall, except where circumstances make it impracticable or the Rights Agent

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otherwise agrees, be given in writing and, where not in writing, such instructions shall be confirmed in writing as soon as reasonably possible after the giving of such instructions.

(h)
The Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation, or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation, or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

(i)
The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof

4.4	Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days’ notice (or such lesser notice as is acceptable to the Corporation) in writing mailed to the Corporation and to each transfer agent of Common Shares by registered or certified mail, and to the holders of the Rights in accordance with Section 5.9. The Corporation may remove the Rights Agent upon 30 days’ notice in writing given to the Rights Agent and to each transfer agent of the Common Shares (by personal delivery, or registered or certified mail). If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the resigning Rights Agent, at the expense of the Corporation, or any holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall, upon the receipt of all outstanding fees and expenses, deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

Article 5
Miscellaneous

5.1	Redemption and Termination

(a)
The Board acting in good faith may, with the prior consent of holders of Common Shares or of the holders of Rights given in accordance with subsection 5.1(f) or 5.1(g), as the case may be, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to the provisions of this Section 5.1, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.000001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”).

(b)
The Board acting in good faith may, with the prior consent of the holders of Common Shares given in accordance with subsection 5.1(f), determine, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, if such Flip-in Event would occur by reason of an acquisition of

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Common Shares otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Common Shares and otherwise than in the circumstances set forth in subsection 5.1(d), to waive the application of Section 3.1 to such Flip-in Event In the event that the Board proposes such a waiver, the Board shall extend the Separation Time to a date subsequent to and not more than 10 Business Days following the meeting of shareholders called to approve such waiver.

(c)
The Board acting in good faith may, prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived under this clause, determine, upon prior written notice to the Rights Agent, to waive the application of Section 3.1 to that Flip-in Event provided that the Flip-in Event would occur by reason of a Take-over Bid made by means of a Take-over Bid circular sent to all holders of record of Common Shares; further, provided that if the Board waives the application of Section 3.1 to such a Flip-in Event, the Board shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any ~~Take¬over~~Take-over Bid made by means of a Take-over Bid circular to all holders of record of Common Shares which is made prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this subsection 5.1(c).

(d)	The Board acting in good faith may, in respect of any Flip-in Event, waive the application of Section 3.1 to that Flip-in Event, provided that both of the following conditions are satisfied:

(i)	the Board has determined that the Acquiring Person became an Acquiring Person by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and

(ii)	such Acquiring Person has reduced its Beneficial Ownership of Common Shares such that at the time of waiver pursuant to this subsection 5.1(d) it is no longer an Acquiring Person.

(e)
Where, pursuant to a Permitted Bid, a Competing Permitted Bid or a Take-over Bid in respect of which the Board has waived, or is deemed to have waived, pursuant to subsection 5.1(c), the application of Section 3.1, a Person acquires outstanding Common

Shares, then the Board shall immediately upon the consummation of such acquisition without further formality and without any approval under subsection 5.4(b) or 5.4(c) be deemed to have elected to redeem the Rights at the Redemption Price.

(f)
If a redemption of Rights pursuant to subsection 5.1(a) or a waiver of a Flip-in Event pursuant to subsection 5.1(b) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Common Shares. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws and the Corporation’s by-laws.

(g)
If a redemption of Rights pursuant to subsection 5.1(a) is proposed at any time after the Separation Time, such redemption shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the redemption is approved by holders of Rights by a majority of the votes cast by the holders of Rights represented in person or by proxy at and entitled to vote at a meeting of such holders. For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation’s by-laws and the CBCA with respect to meetings of shareholders of the Corporation.

(h)
Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board may elect to redeem all the outstanding Rights at the Redemption Price. Upon such redemption, all of the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and it shall be deemed not to have occurred and the Corporation shall be deemed to have issued replacement Rights to the holders of its then outstanding Common Shares, subject to and in accordance with the provisions of this Agreement.

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(i)
If the Board elects or is deemed to have elected to redeem the Rights, and, in circumstances where subsection 5.1(a) is applicable, such redemption is approved by the holders of Common Shares or the holders of Rights in accordance with subsection 5.1(f) or (g), as the case may be, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights will be to receive the Redemption Price.

(j)
Within 10 Business Days of the Board electing or having been deemed to have elected to redeem the Rights or, if subsection 5.1(a) is applicable within 10 Business Days after the holders of Common Shares or the holders of Rights have approved a redemption of Rights in accordance with subsection 5.1(f) or 5.1(g), as the case may be, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at its last address as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the transfer agent for the Common Shares. Any notice which is mailed in the manner herein provided will be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 5.1 or in connection with the purchase of Common Shares prior to the Separation Time.

(k)	The Corporation shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 made by the Board under this Section 5.1.

5.2	Expiration

No Person shall have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in subsection 4.1(a) of this Agreement.

5.3	Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board to reflect any adjustment or change in the number of or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4	Supplements and Amendments

(a)
The Corporation may make amendments to this Agreement from time to time to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rules or regulations ~~thereunder~~or a decision of a court or regulatory authority. The Corporation may, prior to the date of the shareholders’ meeting referred to in Section 5.18, supplement, amend, vary, rescind or delete any of the provisions of this Agreement without the approval of any holders of Rights or Common Shares where the Board acting in good faith deems such action necessary or desirable. Notwithstanding anything in this Section 5.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b)
Subject to subsection 5.4(a), the Corporation may, with the prior consent of the holders of Common Shares, obtained as set forth below, at any time prior to the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Common Shares duly called and held in compliance with applicable laws and the articles and by-laws of the Corporation.

(c)
The Corporation may, with the prior consent of the holders of Rights, at any time on or after the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be

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made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders held in accordance with subsection 5.4(d) and representing 50% plus one of the votes cast in respect thereof.

(d)
Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof or which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation’s by-laws and the CBCA with respect to meetings of shareholders of the Corporation.

(e)	Any amendment made by the Corporation to this Agreement pursuant to subsection 5.4(a), other than any amendment to correct any clerical or typographical error, shall:

(i)
if made before the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by the majority referred to in subsection 5.4(b), confirm or reject such amendment; and

(ii)
if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by the majority referred to in subsection 5.4(d), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board adopting such amendment until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

(f)
The Corporation shall be required to provide the Rights Agent with notice in writing of any such amendment, rescission or variation to this Agreement as referred to in this Section 5.4 within five days of effecting such amendment, rescission or variation.

(g)
Any supplement or amendment to this Agreement pursuant to subsection 5.4(b) through 5.4(e) shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority having jurisdiction over the Corporation, including without limitation any requisite approval of stock exchanges on which the Common Shares are listed.

130	ALGONQUIN > LIBERTY

5.5	Fractional Rights and Fractional Shares

(a)
The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates (or, if the Rights are maintained in Book Entry Form, confirmation of registrations of Rights) which evidence fractional Rights. After the Separation Time there shall be paid to the registered holders of the Rights Certificates, with regard to which fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of a whole Right in lieu of such fractional Rights as of the date such fractional Rights would otherwise be issuable. The Rights Agent shall have no obligation to make any payments in lieu of fractional Rights unless the Corporation shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with subsection 2.2(e).

(b)
The Corporation shall not be required to issue fractional Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares (or, if Common Shares are then issued and registered in Book Entry Form, to register fractional Common Shares in Book Entry Form). In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holder of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share at the date of such exercise. The Rights Agent shall have no obligation to make any payments in lieu of fractional Common Shares unless the Corporation shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with subsection 2.2(e).

(c)
The Rights Agent shall have no obligation to make any payments in lieu of issuing fractions of Rights or Common Shares pursuant to paragraph (a) or (b), respectively, unless and until the Corporation shall have provided to the Rights Agent the amount of cash to be paid in lieu of issuing such fractional Rights or Common Shares, as the case may be.

5.6	Rights of Action

Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder’s right to exercise such holder’s Rights, or Rights to which he is entitled, in the manner provided in this Agreement and in such holder’s Rights Certificate. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Agreement.

5.7	Holder of Rights Not Deemed a Shareholder

No holder, as such, of any Rights shall be entitled to vote, receive dividends or be deemed for any purpose the holder of Common Shares or any other securities which may at any time be issuable on the exercise of Rights, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in Section 5.8 hereof), or to receive dividends or subscription rights or otherwise, until such Rights, or Rights to which such holder is entitled, shall have been exercised in accordance with the provisions hereof.

5.8	Notice of Proposed Actions

In case the Corporation shall propose after the Separation Time and prior to the Expiration Time:

(a)	to effect or permit (in cases where the Corporation’s permission is required) any Flip-in Event; or

(b)	to effect the liquidation, dissolution or winding up of the Corporation or the sale of all or substantially all of the Corporation’s assets,

then, in each such case, the Corporation shall give to each holder of a Right, in accordance with Section 5.9 hereof, a notice of such proposed action, which shall specify the date on which such Flip-in Event,

2025 MANAGEMENT INFORMATION CIRCULAR	131

liquidation, dissolution, or winding up is to take place, and such notice shall be so given at least 10 Business Days prior to the date of taking of such proposed action by the Corporation.

5.9	Notices

Notices or demands to be given or made in connection with this Agreement by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered or sent by mail, postage prepaid or by ~~fax or other form of recorded electronic  communication (with, in the case of fax, an original  copy of the notice or demand sent by first class  mail, postage prepaid, to the Corporation following  the giving of the notice or demand by fax)~~email, addressed (until another address is filed in writing with the Rights Agent) as follows:

Algonquin Power & Utilities Corp.
354 Davis Road
Oakville, Ontario L6J 2X1

Attention: Chief Financial Officer
~~Fax~~Email: ~~(905) 465-4540~~notices@APUCorp.com

Notices or demands to be given or made in connection with this Agreement by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by mail, postage prepaid, or by fax, email or other form of recorded electronic communication (with, in the case of fax, an original copy of the notice or demand sent by first class mail, postage prepaid, to the Rights Agent following the giving of the notice or demand by fax), addressed (until another address is filed in writing with the Corporation) as follows:

TSX Trust Company
100 Adelaide Street West, Suite 301
Toronto, ON M5H 4H1

Attention:
Anoosheh Farzanegan,
Relationship Manager
Fax: 1-877-715-0494
Email: anoosheh.farzanegan@tmx.com

Notices or demands to be given or made in connection with this Agreement by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, or by fax (with, in the case of fax, an original copy of the notice or demand sent by first class mail, postage prepaid, to such holder following the giving of the notice or demand by fax), addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Corporation for the Common Shares.

Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of emailing, faxing, telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

If mail service is or is threatened to be interrupted at a time when the Corporation or the Rights Agent wishes to give a notice or demand hereunder to or on the holders of the Rights, the Corporation or the Rights Agent may, notwithstanding the foregoing provisions of this Section 5.9, give such notice by means, of publication once in each of two successive weeks in the business section of The Globe and Mail and, so long as the Corporation has a transfer agent in the United States, in a daily publication in the United States designated by the Corporation, or in such other publication or publications as may be designated by the Corporation and notice so published shall be deemed to have been given on the date on which the first publication of such notice in any such publication has taken place.

5.10	Costs of Enforcement

The Corporation agrees that if the Corporation fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

5.11	Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

132	ALGONQUIN > LIBERTY

5.12	Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.13	Descriptive Headings

Descriptive headings appear herein for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

5.14	Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Ontario and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.15	Language

Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s’y rattachent et/ou qui en découleront soient rédigés en langue anglaise. The parties hereto have required that this Agreement and all documents and notices related thereto and/or resulting therefrom be drawn up in the English language.

5.16	Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

5.17	Severability

If any term or provision hereof or the application thereof to any circumstance is, in any jurisdiction and to any extent, invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

5.18	Effective Date

Upon being confirmed and approved by a resolution passed by a majority of the votes cast by Independent Shareholders who vote in respect of confirmation and approval of this Agreement at the Corporation’s ~~2022~~2025 annual meeting of holders of Common Shares or at any adjournment or postponement thereof, this Agreement shall be effective and in full force and effect in accordance with its terms from and after such confirmation and approval and amends, restates and replaces in its entirety the Original Agreement.

5.19	Shareholder Review

This Agreement must be reconfirmed and approved by a resolution passed by a majority of the votes cast by Independent Shareholders who vote in respect of such reconfirmation and approval at a meeting of holders of Common Shares to be held not later than the date of the Corporation’s ~~2025~~2028 annual meeting of holders of Common Shares (or any adjournment or postponement thereof) and thereafter at such a meeting to be held, mutatis mutandis, every three years thereafter. If this Agreement is not so reconfirmed and approved or is not presented for reconfirmation and approval at any such meeting (or at any postponement or adjournment thereof), this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the close of business on that date which is the earlier of the date of termination of the meeting called to consider the reconfirmation and approval of this Agreement and the date of termination of the annual meeting of holders of Common Shares in the applicable year; provided, that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to this Agreement), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section ~~5.19~~5.19.

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5.20	Regulatory Approvals

Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite acceptance, approval or consent from any applicable governmental or regulatory authority. Without limiting the generality of the foregoing, any issuance or delivery of debt or equity securities (other than non-convertible debt securities) of the Corporation upon the exercise of Rights and any amendment or supplement to this Agreement shall be subject to the prior consent of the Toronto Stock Exchange or any other exchange upon which the Common Shares of the Corporation may be listed.

5.21	Declaration as to Non-Canadian and Non-U.S. Holders

If in the opinion of the Board (who may rely upon the advice of counsel), any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside Canada and the United States of America, its territories and possessions, the Board acting in good faith may take such actions as it may deem appropriate to ensure that such compliance is not required, including without limitation establishing procedures for the issuance to a Canadian resident Fiduciary of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the Fiduciary or to the Fiduciary and the Corporation, as the Corporation may determine, absolute discretion with respect thereto) and the sale thereof and remittance of the proceeds of such sale, if any, to the Persons entitled thereto. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada and a province or territory thereof and the United States of America and any state thereof in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.22	Determinations and Actions by the Board

All actions and determinations (including all omissions with respect to the foregoing) which are done or made by the Board pursuant to this Agreement, in good faith, shall not subject any member of the Board to any liability whatsoever to the holders of the Rights.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

ALGONQUIN POWER & UTILITIES CORP.

Per:
Authorized Signatory

Per:
Authorized Signatory

TSX TRUST COMPANY

Per:
Authorized Signatory

Per:
Authorized Signatory

134	ALGONQUIN > LIBERTY

Exhibit A
Form of Rights Certificate

Certificate No.	Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. IN CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE RIGHTS AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR TRANSFEREE OF AN ACQUIRING PERSON OR ITS AFFILIATES OR ASSOCIATES (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH ANY OF THEM MAY BECOME VOID.

Rights Certificate

This certifies that_______________________________________is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Amended and Restated Shareholder Rights Plan Agreement dated as of ~~June 2~~[•], ~~2022~~2025, as such may from time to time be amended, restated, varied or replaced, (the “Rights Agreement”) between Algonquin Power & Utilities Corp., a corporation existing under the laws of Canada (the “Corporation”), and TSX Trust Company, a company incorporated under the laws of Canada, as Rights Agent (the “Rights Agent”), which term shall include any successor Rights Agent under the Rights Agreement, to purchase from the Corporation at any time after the Separation Time (as such term is defined in the Rights Agreement) and prior to the Expiration Time (as such term is defined in the Rights Agreement), one fully paid common share of the Corporation (each, a “Common Share”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise duly executed to the Rights Agent at its principal office in the City of Toronto or in such other cities as may be designated by the Corporation from time to time. Until adjustment thereof in certain events as provided in the Rights Agreement, the Exercise Price shall be: (i) until the Separation Time, an amount equal to three times the Market Price (as such term is defined in the Rights Agreement), from time to time, per Common Share; and (ii) from and after the Separation Time, an amount equal to three times the Market Price, as at the Separation Time, per Common Share.

In certain circumstances described in the Rights Agreement, the number of Common Shares which each Right entitles the registered holder thereof to purchase shall be adjusted as provided in the Rights Agreement.
This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the registered office of the Corporation and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Rights Certificate may be redeemed by the Corporation at a redemption price of $0.000001 per Right, subject to adjustment in certain events, under certain circumstances at its option.

No fractional Common Shares will be issued upon the exercise of any Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

2025 MANAGEMENT INFORMATION CIRCULAR	135

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation.

Date:

Algonquin Power & Utilities Corp.

By:
Authorized Officer

Countersigned:

TSX Trust Company

By:
Authorized Signatory

136	ALGONQUIN > LIBERTY

Form of Assignment

(To be executed by the registered holder if such holder desires to transfer the Rights represented by this Rights Certificate.)

FOR VALUE RECEIVED

hereby sells, assigns and transfers to
(Please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and hereby irrevocably constitutes and appoints __________________________________________ as attorney, to transfer the within Rights on the books of the Corporation, with full power of substitution.

Dated:

Signature Guaranteed:
Signature

(Signature must correspond to name as written upon the face
of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Canadian Schedule I chartered bank, a member of a recognized stock exchange or a member of a recognized Medallion Program (STAMP, MSP or SEMP).

(To be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert with any of the foregoing (all capitalized terms, and the phrase “acting jointly or in concert”, are used as defined in the Rights Agreement).

Dated:	Signature:

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Notice

In the event the certification set forth above in the Form of Election to Exercise is not completed upon exercise of the Right(s) evidenced hereby or in the event that the certification set forth above in the Form of Assignment is not completed upon the assignment of the Right(s) evidenced hereby, the Corporation will deem the Beneficial Owner of the Right(s) evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with any of them (each as defined in the Rights Agreement) and, in the case of an assignment, will affix a legend to that effect on any Rights Certificates issued in exchange for this Rights Certificate.

2025 MANAGEMENT INFORMATION CIRCULAR	137

(To be attached to each Rights Certificate)

Form of Election to Exercise

To: Algonquin Power & Utilities Corp.

The undersigned hereby irrevocably elects to exercise _______________________whole Rights represented by the attached Rights Certificate to purchase the Common Shares (or other securities or property) issuable upon the exercise of such Rights and requests that certificates for such units (or other, securities or title to such property) be issued in the name of:

(Name)

(Street)

(City and State or Province)

(Country, Postal Code or Zip Code)

SOCIAL INSURANCE, SOCIAL SECURITY OR OTHER TAXPAYER IDENTIFICATION NUMBER
If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

(Name)

(Street)

(City and State or Province)

(Country, Postal Code or Zip Code)

SOCIAL INSURANCE, SOCIAL SECURITY OR OTHER TAXPAYER IDENTIFICATION NUMBER

Dated:

Signature Guaranteed:
Signature

(Signature must correspond to name as written upon the face
of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Canadian Schedule I chartered bank, a member of a recognized stock exchange or a member of a recognized Medallion Program (STAMP, MSP or SEMP).

(To be completed if true)

138	ALGONQUIN > LIBERTY

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert with any of the foregoing (all capitalized terms, and the phrase “acting jointly or in concert”, are used as defined in the Rights Agreement).

Dated:	Signature:

Notice

In the event the certification set forth above in the Form of Election to Exercise is not completed upon exercise of the Right(s) evidenced hereby or in the event that the certification set forth above in the Form of Assignment is not completed upon the assignment of the Right(s) evidenced hereby, the Corporation will deem the Beneficial Owner of the Right(s) evidenced by this Rights Certificate to be an Acquiring Person, an Affiliate or Associate thereof or a Person acting jointly or in concert with any of them (each as defined in the Rights Agreement) and, in the case of an assignment, will affix a legend to that effect on any Rights Certificates issued in exchange for this Rights Certificate.

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Schedule “D”:
Description of the Share Unit Plan

The Share Unit Plan is administered by a committee consisting of designated executives of the Corporation or its relevant affiliates, except that in respect of any grants made to members of the Corporation’s executive team (including the NEOs), the committee designated as the administrator is the HRCC (in either case, referred to below as the “Plan Committee”).

PSUs and RSUs may be granted under the Share Unit Plan. In the case of PSUs, the Plan Committee may determine performance criteria that may increase or decrease the number of PSUs that vest at the end of the Performance Period depending on achievement relative to the performance criteria targets. RSUs are not subject to performance criteria and are time vested.

Awards granted under the Share Unit Plan are made by reference to a specified dollar value (the “Award Value”). The number of PSUs or RSUs granted to a participant is determined by dividing the Award Value by the Market Value (as defined below) of the Common Shares as of the grant date, rounded down to the next whole number.

The “Market Value” for purposes of the Share Unit Plan is (i) the volume-weighted average trading price of the Common Shares on the TSX or New York Stock Exchange, as selected by the Plan Committee (or such other stock exchange on which the Common Shares are traded) for the five trading days preceding the date in question, or (ii) if the Common Shares are not traded on a stock exchange, the fair market value of the Common Shares as determined by the Plan Committee. Vested PSUs and RSUs may be settled at the option of the Corporation in (i) Common Shares issued from treasury, (ii) Common Shares purchased on the secondary market, or (iii) cash. Any payment in cash to settle a vested PSU or RSU is based on the Market Value of the Common Shares on the vesting date.

Awards under the Share Unit Plan will not be paid in Common Shares issued from treasury if, at the time of such issuance, such issuance could result, at any time, in the number of Common Shares reserved for issuance to insiders (as defined in the TSX Company Manual) under such plan, together with Common Shares reserved for issuance to insiders under all other securities-based compensation arrangements (as defined in the TSX Company Manual), exceeding 10% of the issued and outstanding Common Shares, or if the issuance to insiders, within a one-year period, of a number of Common Shares under such plan, together with Common Shares that may be issued to insiders under all other securities-based compensation arrangements, could exceed 10% of the issued and outstanding Common Shares (collectively, the “Insider Participation Limit”). Other than the Insider Participation Limit, there is no maximum number of Common Shares that may be issued to any one individual under the Share Unit Plan.

Where a participant’s employment is terminated by reason of the participant’s death prior to the vesting of such participant’s PSUs or RSUs, (i) the PSUs credited to the participant’s account as at December 31 of the year preceding the participant’s death will continue to be eligible for vesting and (ii) the RSUs credited to the participant’s account as at December 31 of the year preceding the participant’s death will vest as of the participant’s date of death.

Where a participant’s employment is terminated due to a qualifying retirement, the participant’s unvested PSUs remain eligible for pro-rata vesting on the same basis as PSUs held by continuing participants. For the purposes of the Share Unit Plan, a qualifying retirement is a bona fide retirement in which the participant (i) provides at least six months’ advance notice, (ii) is at least 65 years of age or at least 55 years of age and with a combined age and years of service with the Corporation of at least 70, and (iii) works cooperatively during the notice period to transition his or her responsibilities to one or more successors. The Plan Committee has the discretion to determine that a resignation that does not meet the retirement conditions specified in the Share Unit Plan will nonetheless be treated as a qualifying retirement.

Where a participant takes a leave of absence from the Corporation or an affiliate, as applicable, for a period of at least 90 days prior to the vesting date, such participant’s PSUs and RSUs will continue to be eligible for vesting, but at a prorated rate based on the number of whole and partial months that the participant was an active employee between the date of the award and the vesting date. Where the leave of absence extends beyond the vesting date and the participant fails to return to full-time employment within 180 days after such vesting date, no PSUs or RSUs that would otherwise have vested will vest, and the participant will receive no payment or compensation therefor.

140	ALGONQUIN > LIBERTY

Subject to the qualifying retirement provisions described above, unless otherwise determined by the Plan Committee or except as otherwise provided in an agreement with a participant, if prior to the vesting date a participant’s employment is terminated by the Corporation or an affiliate for any reason or the participant voluntarily terminates his or her employment with the Corporation or an affiliate, no portion of the PSUs or RSUs that would otherwise vest on the vesting date will vest, and such participant will receive no payment or compensation therefor.

Unless otherwise determined by the Plan Committee or otherwise provided in an agreement between the Corporation and a participant, the occurrence of a change of control of the Corporation will not result in the vesting of PSUs or RSUs provided that (i) such unvested PSUs and RSUs continue to vest in accordance with the terms of the Share Unit Plan and relevant award agreement, and (ii) the entity that acquires control of, or otherwise becomes a successor to, the Corporation agrees to assume the obligations of the Corporation in respect of such PSUs and RSUs. Except where a successor entity provides participants with a substantially equivalent award on certain prescribed terms, the Plan Committee has discretion to cancel all outstanding PSUs and RSUs upon a change of control and to determine that the value of all such awards will be paid out in cash in an amount based on the price at which the Common Shares are valued for the purposes of the transactions giving rise to the change of control.

The assignment or transfer of PSUs or RSUs, or any other benefits under the Share Unit Plan, is not permitted, other than by operation of law.
The Share Unit Plan may be amended or terminated at any time by the Plan Committee in whole or in part, without Shareholder approval, provided that:

a)
no amendment of the Share Unit plan will, without the consent of the participants affected by the amendment, or unless required by applicable law, adversely affect the rights of such participants with respect to PSUs or RSUs granted prior to the date of the amendment;

b)	no amendment of the Share Unit Plan will be effective unless such amendment is approved by the TSX; and

c)	approval by a majority of the votes cast by Shareholders present and voting in person or by proxy at a meeting of Shareholders shall be obtained for any:

i.	amendment for which, under the requirements of any applicable law, Shareholder approval is required;

ii.	reduction of the purchase price of Common Shares issued or purchased to settle awards granted under the plan or the cancellation and re-issuance of awards under the plan;

iii.	extension of the term of an award under the plan beyond the original expiry date of the award;

iv.	amendment to remove or exceed the Insider Participation Limit;

v.	increase to the maximum number of Common Shares issuable from treasury under the plan;

vi.	amendments to eligible participants that may permit the introduction of non-employee directors on a discretionary basis;

vii.	allowance of awards granted under the plan to be transferable or assignable other than for estate settlement purposes; or

viii.	amendment to the amendment provision of the plan.

The Share Unit Plan was amended on March 6, 2025 to permit the Market Value for the purposes of the Share Unit Plan to be determined based off of the five-day volume-weighted average price of the Common Shares on either the TSX or the NYSE, at the election of the Plan Committee. Such amendment was within the authority of the board under the Share Unit Plan.

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Schedule “E”:
Description of the DSU Plan

The DSU Plan provides that, subject to the terms of the DSU Plan and such other conditions as the HRCC may impose, a director who is not an employee of the Corporation or an affiliate of the Corporation (an “Eligible Director”) may elect to receive his or her Annual Cash Remuneration (as defined below) in the form of DSUs, cash, or any combination of DSUs and cash.

An Eligible Director’s “Annual Cash Remuneration” is all of the amounts ordinarily payable in cash to such director in respect of the services provided by such director to the Corporation as a member of the board in a calendar year (including any annual retainers and fees for serving as the chair or a member of a committee, but excluding meeting fees and travel fees).

All DSUs issued with respect to Annual Cash Remuneration will be credited to the Eligible Director’s DSU account on each conversion date (generally being the last day of a quarter or such other dates as determined by the board or the Corporate Governance Committee), by dividing the portion of the Eligible Director’s Annual Cash Remuneration for the applicable period to be paid in the form of DSUs by the Fair Market Value of the Common Shares on the conversion date. For the purposes of the DSU Plan, the “Fair Market Value” of the Common Shares is the volume-weighted average trading price of the Common Shares on the TSX for the five days immediately preceding the date in question.

On each payment date for dividends paid on Common Shares, an Eligible Director’s DSU account will also be credited with dividend equivalents on the DSUs credited to such account as of the record date for such dividends. Such dividend equivalents shall be converted into additional DSUs (including fractional DSUs) based on the Fair Market Value of the Common Shares as of the date on which the dividends on the Common Shares are paid.

Each Eligible Director shall be entitled to redeem his or her DSUs following the date upon which he or she ceases to hold any position as a director or a director of the Corporation’s affiliates and is no longer otherwise employed by the Corporation or its affiliates, including in the event of death of the Eligible Director (the “Termination Date”). The Eligible Director may elect up to two separate dates, between the Termination Date and December 15 of the year following the year in which the Termination Date occurs, as of which either a portion or all of the DSUs credited to such Eligible Director’s account shall be redeemed (each such date being an “Entitlement Date”).
For directors resident or a citizen of the U.S. (each, a “U.S. Director”), such election must be made at the same time as the U.S. Director elects to receive DSUs.

In addition, the DSU Plan contains certain terms and conditions relating to administration of the DSU Plan with respect to U.S. Directors and elections by U.S. Directors under the DSU Plan to ensure compliance with Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and applicable regulations thereunder.

Where an Eligible Director does not select an Entitlement Date or Entitlement Dates, there will be a single Entitlement Date being December 15 of the year following the year in which such director’s Termination Date occurs (subject to extension, to no later than December 31 of such year, in the event that the Corporate Governance Committee is unable to compute the final value of DSUs recorded in the director’s DSU account by reason of unavailability of market value data), other than in the case of the death of a U.S. Director, in which circumstances payment shall be made no later than December 31 of the calendar year in which the death occurs or, if later, the 15th day of the third month following such U.S. Director’s date of death.

An Eligible Director (or the beneficiary of an Eligible Director, as the case may be) who redeems DSUs is entitled to receive cash, Common Shares or a combination of cash and Common Shares, at the discretion of the board. Where settlement of any DSUs is made in cash, the Eligible Director (or his or her beneficiary) will, subject to any withholding tax, receive a lump sum cash payment equal to the Fair Market Value of the Common Shares on the payment date multiplied by the number of whole and fractional DSUs being settled by way of such cash payment. Settlement of DSUs in Common Shares may be made by Common Shares issued from treasury (without the issuance of any fractional Common Shares, the entitlement for which will be cancelled without payment) or through Common Shares purchased on the open market by an independent broker.

Rights of Eligible Directors respecting DSUs and other benefits under the DSU Plan shall not be transferable or assignable other than by will or the laws of descent and distribution.

142	ALGONQUIN > LIBERTY

The board may, without Shareholder approval, amend, suspend or cancel the DSU Plan or DSUs granted thereunder as it deems necessary or appropriate, provided that:

•	any approvals required under applicable law or the applicable stock exchange rules are obtained;

•	Shareholder approval will be sought where the proposed amendment results in:

(i)	an increase in the maximum number of Common Shares issuable from treasury under the DSU Plan;

(ii)	a change in the definition of Fair Market Value which would result in a decrease in the value of DSUs redeemed under the DSU Plan;

(iii)	a change in the term of any DSUs;

(iv)	a change in the vesting provisions of the DSU Plan; or

(v)	an amendment to the amending provisions of the DSU Plan; and

•
no such amendment shall, without the consent of an Eligible Director or unless required by law, adversely affect the rights of such Eligible Director with respect to any amount in respect of which such Eligible Director has then elected to receive DSUs or DSUs which such Eligible Director has then been granted under the DSU Plan.

The DSU Plan also provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the DSU Plan, together with any Common Shares issuable pursuant to any other securities-based compensation arrangement of the Corporation, will not exceed 10% of the total number of outstanding Common Shares. Further, the maximum number of Common Shares issued to insiders within a one-year period pursuant to the DSU Plan and any other securities-based compensation arrangement of the Corporation shall not exceed 10% of the total number of outstanding Common Shares.

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Schedule “F”:
Description of the Option Plan

Under the Option Plan:

•	the board is authorized to issue Options to directors, officers, employees, consultants, or other service providers of Algonquin or any of its subsidiaries (“Eligible Persons”);

•
subject to the terms of the Option Plan, the number of Common Shares subject to each Option, the exercise price of each Option, the expiration date of each Option, the extent to which each Option vests and is exercisable from time to time during the term of the Option and other terms and conditions relating to each Option will be determined by the board (or a committee of the board) from time to time;

•
subject to any adjustments pursuant to the provisions of the Option Plan, the exercise price of any Option shall under no circumstances be lower than the “Market Price” (being the five-day volume-weighted average trading price on the TSX) of the Common Shares on the date on which the board approves the grant of the Option;

•
the term of an Option shall not exceed 10 years from the date of the grant of the Option, subject to certain limited exceptions, including that if the expiration date for an Option occurs during a period of time during which the person granted Options (an “Optionee”) cannot exercise an Option, or sell the Common Shares issuable pursuant to an exercise of Options, due to applicable policies of the Corporation in respect of insider trading (a “Blackout Period”) applicable to the relevant Optionee, or within 10 business days after the expiry of a Blackout Period applicable to the relevant Optionee, then the expiration date for that Option shall be the date that is the 10th business day after the expiry date of the Blackout Period;

•	Options will be personal to the grantee and will be nontransferable and non-assignable, except in certain limited circumstances;

•
the aggregate number of Common Shares that may be reserved for issuance from treasury on the exercise of Options under the Option Plan, together with the Common Shares issuable from treasury under grants under all other securities-based compensation arrangements of the Corporation, must not exceed 8% of the number of Common Shares issued and outstanding at the time the Options are granted;

•
the Option Plan is “reloading,” meaning that to the extent Options expire or are terminated, cancelled, or exercised, the Corporation may make a further grant of Options in replacement for such expired, terminated, cancelled, or exercised Options, provided that the 8% maximum is not exceeded;

•	no fractional Common Shares may be purchased or issued under the Option Plan;

•
the maximum number of Common Shares which may be reserved for issuance to insiders under the Option Plan, together with the number of Common Shares reserved for issuance to insiders under any other securities-based compensation arrangement, shall be 10% of the Common Shares outstanding at the time of the grant;

•
the maximum number of Common Shares which may be issued to insiders under the Option Plan and all other securities-based compensation arrangements within a one-year period shall be 10% of the Common Shares outstanding at the time of the issuance;

•
participation in the Option Plan by non-employee directors shall be limited to the lesser of (i) a reserve of 1% of the issued and outstanding Common Shares from time to time for non-employee directors as a group and (ii) an annual equity award value under the Option Plan of $100,000 per non-employee director (no Options have ever been granted to non-employee directors);

•
the Corporation may withhold from amounts payable to an Optionee such amounts as may be necessary to enable the Corporation to comply with applicable requirements of tax laws relating to the withholding of tax or other required deductions with respect to Options, and the Corporation may satisfy any liability for any such withholding obligations by (i) selling on behalf of any Optionee (or causing an Optionee to sell) Common Shares issuable under an Option or retaining any amount payable to the Optionee or (ii) requiring the Optionee, as a condition to the exercise of Options, to make such arrangements as the Corporation may require so that the Corporation can satisfy such withholding obligations; and

•	If the Corporation restates its financial results, unexercised Options may be cancelled in accordance with the terms of the Corporation’s clawback policy.

144	ALGONQUIN > LIBERTY

The Option Plan provides that, except as set out in the Option Plan or any resolution passed at any time by the board or the terms of any Option agreement or employment agreement with respect to any Option or Optionee, an Option and all rights to purchase Common Shares pursuant thereto shall expire and terminate immediately upon the Optionee who holds such Option ceasing to be an Eligible Person.

Where an Optionee (other than a “Service Provider”, as defined in the Option Plan) resigns from the Corporation or is terminated by the Corporation for cause, the Optionee’s unvested Options shall immediately be forfeited and the Optionee’s vested Options may be exercised for 30 days after the date of resignation or termination.

Where an Optionee (other than a Service Provider) retires from the Corporation or ceases to serve the Corporation or an affiliate as a director, officer or employee for any reason other than a termination by the Corporation for cause, the board may at its discretion accelerate the vesting of unvested Options then held by the Optionee and the Optionee’s vested Options may be exercised within 90 days after such retirement or termination. The board has adopted a Board Approved Retirement Guideline pursuant to which vesting of Options awarded to certain eligible individuals may under certain circumstances continue to vest in connection with a Board-approved retirement for a period no longer than two years post-retirement. The extension of the vesting period is subject to certain conditions set out in the guideline, including a requirement to continue to hold a specified amount of equity investment in the Corporation for a period following retirement.

If an Optionee (other than a Service Provider) has suffered a permanent disability, Options previously granted to such Optionee shall continue to vest and be exercisable in accordance with the terms of the grant and the provisions of the Option Plan, but no additional grants of Options may be made to the Optionee.

If an Optionee (other than a Service Provider) dies, all unexercised Options held by such Optionee at the time of death immediately vest, and such Optionee’s personal representatives or heirs may exercise all Options within one year after the date of such death.

All Options granted to Service Providers terminate in accordance with the terms, conditions and provisions of the associated Option agreement between the Corporation and such Service Providers, provided that such termination shall occur no later than the earlier of (i) the original expiry date of the term of the Option and (ii) one year following the date of termination of the engagement of the Service Provider.
Options may be exercised in accordance with the specific terms of their grant and by the Optionee delivering the exercise price to the Corporation for all of the Options exercised. The Optionee may also elect to surrender Options and receive in exchange for each such Option, at the election of the Corporation, either cash or Common Shares equal to the amount by which the Market Price of the Common Shares exceeds the exercise price of the Option.

The board may amend, suspend or discontinue the Option Plan or amend Options granted under the Option Plan at any time without Shareholder approval, provided that:

a)	approval by a majority of the votes cast by Shareholders present and voting in person or by proxy at a meeting of Shareholders of the Corporation must be obtained for any:

i.	amendment for which, under the requirements of the TSX or any applicable law, Shareholder approval is required;

ii.	increase to the maximum number or percentage of securities issuable under the Option Plan;

iii.	reduction of the Option price, or cancellation and re-issuance of Options or other entitlements, of Options granted under the Option Plan;

iv.	extension of the term of Options beyond the original expiry date;

v.	change in Eligible Persons that may permit the introduction or reintroduction of non-employee directors on a discretionary basis;

vi.	increase to the limit imposed on non-employee director participation set out in the Option Plan;

vii.	allowance of Options granted under the Option Plan to be transferable or assignable other than for estate settlement purposes; or

viii.	amendment to the Option Plan’s amendment provisions; and

b)	the consent of the Optionee is obtained for any amendment which alters or impairs any Option previously granted to an Optionee under the Option Plan.

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Notwithstanding the other provisions of the Option Plan, if:

a)	the Corporation proposes to amalgamate, merge or consolidate with any other corporation other than a wholly owned affiliate) or to liquidate, dissolve or wind-up;

b)	an offer to purchase or repurchase all of the Common Shares shall be made to all Shareholders which offer has been approved or accepted by the board; or

c)
the Corporation proposes the sale of all or substantially all of the assets of the Corporation as an entirety, or substantially as an entirety so that the Corporation shall cease to operate any active business;

then the Corporation will have the right, upon written notice thereof to Optionees, to permit the exercise of all such Options, whether or not vested, within the 20-day period following the date of such notice and to determine that upon the expiration of such 20-day period, all rights of the Optionee to such Options or to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have further force or effect whatsoever.
The TSX Company Manual requires the Option Plan to be put before Shareholders for re-approval within three years of the date of the last meeting of Shareholders at which the plan was approved and every three years thereafter. The Option Plan was most recently approved by Shareholders on June 2, 2022. The board, on recommendation of the HRCC, has determined not to seek re-approval from Shareholders of the unallocated Options under the Option Plan at the Meeting. As a result, as of June 2, 2025:

•	the Corporation will not be permitted to grant further Options under the Option Plan until such time as the required Shareholder approval may be obtained in the future; and

•
all Options that have already been allocated and granted under the Option Plan that have not yet been exercised will continue unaffected in accordance with their current terms; provided that, where such an Option is cancelled or terminated, it will not be available for re-grant under the Option Plan until such time as the required Shareholder approval may be obtained in the future.

146	ALGONQUIN > LIBERTY

Schedule “G”:
Reconciliation of Adjusted Net Earnings (for Scorecard purposes) to Net Earnings

The following table is derived from and should be read in conjunction with the Corporation’s consolidated statement of operations for the year ended December 31, 2024. This supplementary disclosure is intended to more fully explain disclosures herein related to Adjusted Net Earnings and Adjusted Net EPS and provides additional information related to the operating performance of the Corporation in 2024. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.

(all dollar amounts in US$ millions except per share information)	Twelve months ended December 31, 2024
Net earnings attributable to shareholders	(1,380.5)
Add (deduct):
(Gain) / Loss from discontinued operations	1,486.6
(Gain) / Loss on derivative financial instruments	(0.8)
Other net losses (gains)	27.0
(Gain) / Loss on foreign exchange	3.5
Loss on fair value of Atlantica Sustainable Infrastructure plc investment	(21.7)
Tax adjustment	158.7
Adjusted Net Earnings	272.8
–	–
Adjusted Net Earnings per share (Scorecard)	0.36

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Schedule “H”:
Reconciliation of Funds From Operations (for Scorecard purposes) to Cash Provided by Operating Activities

The following table is derived from and should be read in conjunction with the Corporation’s consolidated statement of operations for the year ended December 31, 2024. This supplementary disclosure is intended to more fully explain disclosures herein related to Funds From Operations and provides additional information related to the operating performance of the Corporation in 2024. Investors are cautioned that this measure should not be construed as an alternative to cash provided by operating activities in accordance with U.S. GAAP.

(all dollar amounts in US$ millions)	Twelve months ended December 31, 2024
Cash provided by operating activities	481.7
Add (deduct):
Net regulatory assets and liabilities (non-cash)	116.6
Contributions from non-controlling interests and redeemable non-controlling interests	60.5
Production-based cash contributions from non-controlling interest from discontinued operations	13.1
Production-based cash contributions from non-controlling interest from continuing operations	1.9
Distributions to non-controlling interests	(33.3)
Other excluded non-cash operating items	19.5
Funds From Operations (Scorecard)	660.0

148	ALGONQUIN > LIBERTY

Notes:

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150	ALGONQUIN > LIBERTY

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Corporate info

Canadian Transfer Agent:
TSX Trust Company (Canada)
300-100 Adelaide Street West
Toronto, Ontario,
Canada M5H 1S3

U.S. Transfer Agent:
Equiniti Trust Company, LLC
48 Wall Street, Floor 23
New York, New York 10005

Auditor:
Ernst & Young LLP
Toronto, Ontario

The Toronto Stock Exchange:
AQN, AQN.PR.A, AQN.PR.D

The New York Stock Exchange:
AQN, AQNB

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